 Exhibit 99.1

SUNCOR
ENERGY
SUNCOR
LT

Annual Report
2021

SUNCOR

Annual Report 2021

Our purpose To provide trusted energy that enhances people’s lives, while caring for each other and the earth Contents 12021 Highlights2Message to Shareholders92022 Corporate Guidance10Advisories14 Management’s Discussion and Analysis82Management’s Statement of Responsibility for Financial Reporting83Management’s Report on Internal Control over Financial Reporting84Independent Auditor’s Report87 Audited Consolidated Financial Statements and Notes136 Supplemental Financial and Operating Information160Share Trading Information161Leadership and Board Members

2021 Highlights

Adjusted funds from operations
($ millions)

	17	18	19[1]	20[1,2]	**21[2]**
Adjusted funds from operations[3,4]	9,139	10,172	10,818	3,876	**10,257**
Capital expenditures	5,822	5,250	5,436	3,806	**4,411**
Adjusted funds from operations per share[3,4]	5.50	6.27	6.94	2.54	**6.89**

Production
(mboe/d)

	17	18	19[1]	20[1,2]	**21**
Exploration and Production	121.6	103.4	106.8	101.7	**87.5**
Oil Sands – Bitumen	111.7	204.1	184.8	127.2	**175.6**
Oil Sands – Synthetic crude oil	452.0	424.5	485.6	466.2	**468.6**

Earnings (loss)
($ millions)

	17	18	19[1]	20[1,2]	**21[2]**
Net earnings (loss)	4,458	3,293	2,899	(4,319)	**4,119**
Adjusted operating earnings (loss)[3,4,5]	3,183	4,264	4,418	(2,213)	**3,805**

Shareholder returns
($ millions)

	17	18	19[1]	20[1,2]	**21[2]**
Share repurchases	1,413	3,053	2,274	307	**2,304**
Dividends	2,124	2,333	2,614	1,670	**1,550**
Dividend + share repurchase yield (%)[6]	5%	7%	8%	6%	**10%**

Accelerated debt reduction and returns to shareholders

- Fortified balance sheet through highest annual pace of debt reduction
- Increased dividend by 100% in the fourth quarter
- Repurchased 5.5% of Suncor's common shares, the highest annual rate of common share repurchases

Leveraged physically integrated assets to maximize value

- Generated record annual Oil Sands adjusted funds from operations
- Achieved record In Situ production
- Delivered industry-leading refinery utilization
- Generated second-highest annual adjusted funds from operations

Executed on key strategic initiatives

- Assumed operatorship of Syncrude
- Increased ownership in Terra Nova and moved forward with the Asset Life Extension Project
- Achieved annual targeted free funds flow growth through key strategic initiatives
- Invested in clean technology and low-emissions energy

Annual Report 2021 Suncor Energy Inc. **1**

021 HighlightsAdjusted funds from operations($ millions)1718191201,2 21■Adjusted funds from operations 3,49,139 10,172 10,818 3,876 10,2572Production(mboe/d)■Exploration and Production17121.618103.4191106.8201,2 21101.787.5■Capital expenditures5,8225,2505,4363,806 4,411■Oil Sands – Bitumen111.7204.1184.8127.2 175.6 Adjusted funds from operations per share3,45.506.276.942.546.89■Oil Sands – Synthetic crude oil452.0424.5485.6466.2 468.6 Earnings (loss)($ millions) Shareholder returns($ millions) 1718191201,2 212 1718191201,2 212 ■Share repurchases1,413 3,053 2,274307 2,3041Includes the impacts of the Government of Alberta’s mandatory production curtailments.2Includes the impacts of the COVID-19 pandemic.3Non-GAAP financial measures or contains non-GAAP financial measures. Refer to the Advisories section of this Annual Report and Suncor’s Management’s Discussion and Analysis (MD&A) dated February 23, 2022.4Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.5Beginning in 2021, the company revised its calculation of adjusted operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.6Dividends and share repurchases per share divided by average share price.Annual Report 2021 Suncor Energy Inc. 1

Message to Shareholders Mark LittlePresident andChief Executive Officer 2021 was a pivotal year for Suncor, which saw us clearly articulating our strategy, strengthening our balance sheet and re-focusing on operational excellence. Reliable performance and strong execution across all assets during the year was, however, impacted by late December operational incidents at Syncrude and Firebag. We continue to enhance our integrated business model, optimizing the value captured from every barrel produced as demonstrated by increased realizations and margins during the year.When combined with higher crude oil and refined product realizations from the improved business environment,we generated adjusted operating earnings of  $3.8 billion and $10.3 billion in adjusted funds from operations – the second-highest adjusted funds from operations in the company’s history. On a per share basis, fourth quarter adjusted funds from operations were the highest ever in the company’s history – 11% higher than the previous record achieved in the first quarter of 2014. We’re focused on growing the business through investments in high- return initiatives that enhance margins, improve business processes and optimize performance.Confidence in our ability to generate sustainable and increasing cash flow led us to accelerate debt reduction and our share repurchase program while doubling our dividend. In doing so, we delivered competitive returns to our investors, and returned 38% of our adjusted funds from operations or 10% cash yield to shareholders based on our2021 average market capitalization, in the form of dividends and share buybacks. The benefits of our integrated model Long-life, low-decline assets Integrated value chain facilitates production of higher-value products Midstream and logistics network captures global-based pricing Maximize refinery output through strong sales channels 2 Annual Report 2021 Suncor Energy Inc

Focus on improving operations and increasing cash flow generation We increased annual production by approximately5.3% to 731,700 barrels of oil equivalent per day (boe/d). The completed debottlenecking project at Firebag and increased production from MacKay River, led to Oil Sands production of 644,200 boe/d, 9% higher than 2020 and the second-highest Oil Sands production on record – even as we completed the largest annual maintenance program in the company’s history. At the end of the year, we resumed two-train operations at Fort Hills and we’re on track to operate the Fort Hills asset at average utilization rates of 90% throughout 2022. We upgraded 73% of productionto higher-value synthetic crude oil, and leveraged the integration of Suncor’s upstream and downstream businesses to maximize value.Our Exploration and Production (E&P) assets averaged 87,500 boe/d production, reflecting natural reservoir declines and the sale of our interest in Golden Eagle. The E&P business delivered $1.5 billion in adjusted funds from operations and continues to provide us with geographic diversification across high-margin, low-risk basins and consistent cash flow. In 2021, we restructured the Terra Nova project ownership and moved forward with the Asset Life Extension (ALE) Project. We anticipate a safe return to operations before the end of 2022.We also reached a conditional agreement to increase our interest in White Rose (by 12.5% to approximately 40%), subject to a number of conditions including an economic restart decision for the West White Rose project by mid- 2022. Our investment decisions in these projects are based on their capacity for accretive free funds flow generation and high returns. 25+ yearsproved + probable reserves life index ~600 mboe/dheavy upgrading nameplate capacity ~465 mboe/drefinery nameplate capacity ~1,900Petro-Canada™ retail and wholesale sites Annual Report 2021 Suncor Energy Inc. 3

Our downstream business continues to be industry- leading in both performance and cash flow generation. As consumer demand recovered during the year, our refinery crude throughput of 415,500 barrels per day (bbls/d) helped realize $3.3 billion in adjusted funds fromoperations. Refinery utilization of 89% was over 12% higher than the Canadian average and approximately 4% higher than the North American average1. Strong downstream performance contributes to our ability to deliver reliable energy and be there for our customers – like we were during the floods in British Columbia – as we fulfil our purpose: to provide trusted energy that enhances people’s lives, while caring for each other and the earth.Our operational excellence journey was advanced through a benchmarking exercise – led by our operations leaders over a year ago – in which we evaluated ourselves against leading global supermajors. The resulting insights prompted us to make key changes to strengthen our processes and talent moving forward. These included re- structuring the senior leadership talent on the executive team to include more people with deep operational experience at the table. We also created a stronger and centralized Operational Risk Management organization, led by experienced operators to centralize control and leadership for analyzing process hazards and driving improvements and standardization. Even though it is still early days in our journey, these are fundamental changes to increase competitiveness and drive excellence. A fatality at our Oil Sands Base plant in early 2022 underscores the critical importance of this work. 4 Annual Report 2021 Suncor Energy Inc. 1 Sources: Canada Energy Regulator and U.S. Energy Administration.

Competitive returns for shareholders The operational and financial achievements of 2021 translated into a significant improvement in the strength of Suncor’s balance sheet. We were able to reduce our net debt to 2019 levels, a reduction of 18% or $3.7 billion. Andwe delivered competitive shareholder returns, sending back$3.9 billion through share repurchases and dividends. We increased the dividend by 100% in the fourth quarter of 2021, to an annualized rate of  $1.68 per common share – and increased our share repurchase program, repurchasing$2.3 billion of our common shares (5.5% of the company’s common shares or 84 million common shares) during 2021. The progress made during the year and management’s confidence in the company’s ability to generate sustainable and increasing cash flow and deliver on our strategy were behind these decisions. Maximized shareholder returns and fortified balance sheet ~70% of Dividends and share repurchasesShare buybacks Cash yield adjusted funds fromoperations Shares repurchased Net debt reduction Fortified balance sheet Annual Report 2021 Suncor Energy Inc. 5 he road to $2.15B free funds flow growth – 9 strategic initiatives 1Supply, marketing and trading optimization2Suncor/Syncrude interconnecting pipelines3Tailings management – Permanent Aquatic Storage Structure (PASS) 4Mine optimization – Digital mine & autonomous haulage systems (AHS)5Supply chain management6Business process transformation 7Co-generation atBase Plant & Forty Mile Wind Power Project8Asset debottlenecking9Digital technology adoption – leveraging big data to create value Structural, long-term improvements drive value Despite the volatility of recent times, we remain committed to the structural long-term improvements and strategic investments we are making to our business to increase productivity and lower our overall cost structure – investments central to both our 2021 performance and our long-term resiliency. Becoming the operator of Syncrude on September 30, was a critical step in this journey – driving improved performance, greater integration, efficiencies and competitiveness across our Oil Sands assets. In total, we expect to capture $300 million of annual gross synergies and we’re on track to realize $100 million of these annual gross synergies in 2022. Physically connecting these assets– via the interconnecting pipelines between the Syncrude site and Oil Sands Base – also adds to the company’s operational flexibility and will support stronger reliability.As part of our evolution, we continue to harness digital technology capabilities to improve the safety, reliability, productivity and environmental performance of our operations. Growing our digital capability means we can use real-time data analytics to improve reliability, create consistent processes enterprise-wide to drive savings and make better and faster decisions. An example of this work is our business process transformation initiative, as we leverage technology to standardize our data and processes into one overarching system. Standard systems and processes may appear mundane, but the savings from this initiative are significant. Annual free funds flow generation is expected to increase by $250 million by 2023, largely resulting from efficiencies realized as automated systems replace complex and time-consuming manual processes and eliminate organizational silos.The interconnecting pipelines and digital transformation represent components of our long-term strategy to grow the business by focusing not on mega-projects, but onlow-capital intensity investment that helps reduce costs and improve margin capture. Exiting 2021, we have realized approximately $465 million in annual incremental value from these initiatives and expect to build on this value with an additional $400 million in 2022.

Energy pathways, partnerships support long-term resilience 2021 also saw us formalize our strategic objective to be a net-zero GHG emissions company by 2050. A company- wide team, with support and input from Suncor’s Board of Directors, did a ground-up refresh and review of the company’s entire business to develop a concrete – and economic – path forward. The goal is to advance pragmaticand highly economic investments in line with – or synergistic with – our core capabilities. We identified areas wherewe have existing lines of business and expertise that we can leverage – for example in hydrogen, electricity and low-carbon fuels – alongside ways to lower emissions and costs in our base business. We also had to meet two key criteria: to drive investor returns by improving the costperformance and margin capture of our base business whilestrengthening our overall environmental performance.Our strategy outlines three complementary approaches to get to net-zero: reducing emissions from our base business through energy efficiency, fuel switching and carbon capture and storage; expanding lines of businessin the low emissions power, renewable fuels and hydrogen sectors; and working with our customers, suppliers and other stakeholders on reducing emissions. Our competitive advantage is our ability to leverage our existing experience and expertise across all three avenues. In addition, we’re partnering with others to help as we look to develop our reliable and abundant sources of energy responsibly and expand into other promising opportunities to increase shareholder returns. This past year saw us announce a new proposed partnership with ATCO to advance a world-scale clean hydrogen project, and we increased our investment in carbon capture and storage technology with an equity investment in Svante Inc. and the Varennes Carbon Recycling biofuels facility. We also were a founding member of the new Oil Sands Pathways to Net Zero alliance, a consortium of Canadian oil sands companies with a common interest to find realistic and workable solutions to the challenge of climate change.A partnership of which I am particularly proud is Astisiy, our historic collaboration between Suncor and eight Indigenous communities in the Regional Municipality of Wood Buffalo that acquired a 15% stake in the Northern Courier Pipeline. The pipeline, which connects the Fort Hills asset to Suncor’s East Tank Farm asset, is now operated by Suncor. This investment and agreement, unprecedented in this industry, is the result of years of collaboration and negotiations among all partners, and is expected to provide long-term, stable revenues that will benefit the communities for decades to come. Historic partnership between First Nations, Métis communities and Suncor •Athabasca Chipewyan First Nation•Chipewyan Prairie First Nation•Conklin Métis Local 193•Fort Chipewyan Métis Local #125 •Fort McKay Métis Nation•McMurray Métis•Fort McMurray #468 First Nation•Willow Lake Métis Nation Annual Report 2021 Suncor Energy Inc. 7

Looking ahead We enter 2022 with clear objectives and remain steadfast in our focus on safety, operational excellence, capital and cost discipline, increasing shareholder returns and delivering a more resilient future for Suncor.We anticipate continued strong markets driven by rising consumer demand and are targeting upstream production of 750,000 to 790,000 boe/d, approximately 5% higher than2021 levels.We’ll continue to invest in the business to grow cash flow with a planned capital spend of  $4.7 billion – 6% lower than our previously announced $5 billion capital program ceiling. Spending will be directed towards sustaining projects, such as planned maintenance and tailings optimizations, and economic investments in the Base Plant Cogeneration, Forty Mile Wind Power and Terra Nova Asset Life Extension projects and In Situ well pads that are expected to generate high returns. We remain committed to creating shareholder value. We plan to do this by strengthening our balance sheet through sustainable dividend increases, ongoing debt reduction and continued share buybacks from excess free funds flow.As I close, I would like to express my gratitude to Suncor’s Board of Directors who challenge the executive leadership team to improve our operations, financial performance and responsibly grow, and who are outstanding stewards of stakeholders’ interests. In so doing, I remember and pay tribute to Mel Benson, a member of the Beaver Lake Cree Nation and a former Suncor Board member for 21 years, who we lost this past October. To the Suncor team, thank you for your hard work, innovation and for continuing to evolve and learn as we work with our diverse stakeholders. When I look at our people – and what we have already achieved – I know we can create and deliver strong value for you, our shareholders. On behalf of all of us at Suncor, thank you for your continued support.Mark LittlePresident and Chief Executive Officer Suncor Energy 8 Annual Report 2021 Suncor Energy Inc.

2022 Corporate Guidance

	2021 Full Year Outlook October 27, 2021	Actual Year Ended December 31, 2021	2022 Full Year Outlook February 2, 2022
Oil Sands operations (bbls/d)[1]	410,000 – 445,000	426,500	395,000 – 435,000
Fort Hills (bbls/d) Suncor working interest of 54.11%	45,000 – 55,000	50,700	85,000 – 100,000
Syncrude (bbls/d) Suncor working interest of 58.74%	170,000 – 185,000	167,000	175,000 – 190,000
Exploration and Production (boe/d)	80,000 – 95,000	87,500	75,000 – 85,000
Oil Sands operations cash operating costs ($/bbl)	**$26.00 – $28.50**	**$25.90**	**$25.00 – $28.00**
Fort Hills cash operating costs ($/bbl)	**$37.00 – $42.00**	**$41.35**	**$23.00 – $27.00**
Syncrude cash operating costs ($/bbl)	**$32.00 – $35.00**	**$35.20**	**$31.00 – $34.00**
Refinery utilization[2]	**90% – 96%**	**89%**	**92% – 96%**

Capital Expenditures[1]

($ millions)	2022 Full Year Outlook February 2, 2022	% Economic Investment[2]
Upstream Oil Sands	3,200 – 3,350	25%
Upstream Exploration and Production	400 – 450	95%
Total Upstream	**3,600 – 3,800**	**30%**
Downstream	700 – 850	10%
Corporate	200 – 250	75%
Total	**4,700**	**30%**

Annual Report 2021 Suncor Energy Inc. 9

The following table highlights forecasts from Suncor’s 2022 Full Year Outlook and actual results for the year ended December 31, 2021. For further details regarding Suncor’s 2022 Full Year Outlook, including certain assumptions, see www.suncor.com/ guidance. See also the Advisories section of this Annual Report.2021 Full Year OutlookActual Year Ended2022 Full Year OutlookOctober 27, 2021December 31, 2021February 2, 2022Oil Sands operations (bbls/d)1410,000 – 445,000426,500395,000 – 435,000Fort Hills (bbls/d) Suncor working interest of 54.11%45,000 – 55,00050,70085,000 – 100,000Syncrude (bbls/d) Suncor working interest of 58.74%170,000 – 185,000167,000175,000 – 190,000Exploration and Production (boe/d)80,000 – 95,00087,50075,000 – 85,000Oil Sands operations cash operating costs ($/bbl)$26.00 – $28.50$25.90$25.00 – $28.00Fort Hills cash operating costs ($/bbl)$37.00 – $42.00$41.35$23.00 – $27.00Syncrude cash operating costs ($/bbl)$32.00 – $35.00$35.20$31.00 – $34.00Refinery utilization290% – 96%89%92% – 96%1Oil Sands operations production includes synthetic crude oil, diesel and bitumen and excludes Fort Hills PFT bitumen and Syncrude synthetic crude oil production. These ranges reflect the integrated upgrading and bitumen production performance risk.2Refinery utilization is based on the following crude processing capacities: Montreal – 137,000 bbls/d; Sarnia – 85,000 bbls/d; Edmonton – 146,000 bbls/d; and Commerce City – 98,000 bbls/d. Capital Expenditures1 2022 Full Year Outlook % Economic ($ millions)February 2, 2022Investment2Upstream Oil Sands3,200 – 3,35025%Upstream Exploration and Production400 – 45095%Total Upstream3,600 – 3,80030%Downstream700 – 85010%Corporate200 – 25075%Total4,70030%1Capital expenditures exclude capitalized interest of approximately $180 million.2Economic Investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure. Balance of capital expenditures represents Asset Sustainment and Maintenance capital expenditures, which include capital investments that deliver on existing value by: ensuring compliance or maintaining relations with regulators and other stakeholders; maintaining current processing capacity; and delivering existing developed reserves.Annual Report 2021 Suncor Energy Inc. 9 ll financial information in the preceding sections of this Annual Report is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working interest basis, before royalties, unless otherwise noted, except for Libya, which is presented on an economic basis. References to “we”, “our”, “Suncor”, or “the company” mean Suncor Energy Inc., and the company’s subsidiaries and interests in associates and jointly controlled entities, unless the context requires otherwise. The use of such terms in any statement herein does not mean that they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.Forward-Looking InformationThe preceding sections of this Annual Report contain certain forward looking information and forward looking statements (collectively referred to herein as “forward looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward looking statements. Some of the forward looking statements may be identified by words like “expects”, “anticipates”,“will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “promise”, “forecast”, “potential”, “opportunity”, “would” and similar expressions. Forward looking statements in the preceding sections of this Annual Report include references to:•Suncor’s strategic objective to become a net-zero GHG emissions company by 2050 and the plans Suncor has to achieve this objective;•The company’s expectation that it will operate the Fort Hills asset at average utilization rates of 90% throughout 2022;•Expectations about Terra Nova and the ALE Project, including the expectation that Terra Nova will have a safe return to operations before the end of 2022;•Suncor’s strategies, including: its continued commitment to structural long-term improvements and strategic investments with the goal of increasing productivity and lowering its overall cost structure; that it will remain steadfast in its focus on safety, operational excellence, capital and cost discipline to increase shareholder returns and deliver a more resilient future for Suncor; and Suncor’s commitment to create shareholder value and the manner in which it intends to do so;•Expectations about Syncrude, including the expectation that Suncor will capture $300 million of annual gross synergies and that it is on track to realize $100 million of these gross annual synergies in 2022 and that the physically connection between the assets will add to the company’s operational flexibility and will support stronger reliability;•Statements regarding the Oil Sands Pathways to Net Zero alliance, including the goals, expectations regarding timing and the expected pathways the alliance will take to address GHG emissions;•Suncor’s expectation that the Northern Courier Pipeline will provide the eight Indigenous communities (which Suncor has partnered with) long-term, stable revenue for decades to come;•Suncor’s expectation that it will increase annual free funds flow generation by $250 million by 2023 as a result of efficiencies from standard systems and processes;•The expected benefits from Suncor’s digital transition and interconnecting pipelines, including the $400 million of annual incremental value expected to be realized from initiatives in 2022;•Statements about Suncor’s free funds flow growth and the 9 strategic initiatives that it expects to contribute to such free funds flow growth;10 Annual Report 2021 Suncor Energy Inc.

•Expectations regarding proposed pipelines;•Suncor’s reserves and reserves life estimates and nameplate capacities;•Suncor’s expectation regarding its technology investments, including the potential benefits therefrom, as well as expectations regarding Suncor’s proposed partnership with ATCO on a world-scale clean hydrogen project, its equity investment in Svante Inc., its investment in the Varennes Carbon Recycling biofuels facility and the economic investments in the Base Plant Cogeneration, Forty Mile Wind Power and Terra Nova Asset Life Extension projects and In Situ well pads that are expected to generate high returns; and•Suncor’s outlook for 2022 and beyond, Suncor’s 2022 Corporate Guidance, Suncor’s planned capital spend of  $4.7 billion and projects to which Suncor’s 2022 capital expenditures are anticipated to be directed.Forward looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; our ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third party bitumen; changesin operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio economic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companiesthat provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, allotment and other government-

imposed compliance costs, and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the unavailability of, or outages to, third party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves and future production estimates; Suncor’s ability to access capital markets at acceptable rates or to issue securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability and willingness of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing list of important factors is not exhaustive.Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout the MD&A, including under the heading Risk Factors, and the company’s most recent Annual Information Form dated February 23, 2022 available at www.sedar.com and Form 40 F dated February 24, 2022 available at www.sec.gov, which risk factors are incorporated by reference herein. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.The forward looking statements contained in this Annual Report are made as of the date of this Annual Report. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward looking statements or the foregoing risks and assumptions affecting such forward looking statements, whether as a result of new information, future events or otherwise.Suncor’s corporate guidance is based on the following assumptions around oil prices: WTI, Cushing of US$80.00/bbl; Brent, Sullom Voe of US$84.00/bbl; and WCS, Hardisty of US$68.00/bbl. In addition, the guidance is based on the assumption of a natural gas price (AECO C Spot) of Cdn$3.75 per gigajoule, US$/Cdn$ exchange rate of  $0.80 and synthetic crude oil sales from Oil Sands operations of 310,000 to 330,000 bbls/d. Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2022 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2022. Assumptions for the Exploration and Production 2022 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2022 corporate guidance include, but are not limited to: Bitumen supply – Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance; Third party infrastructure – Production estimates could be negatively impacted by issues with third party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third party facility shutdowns, which would affect the company’s ability to produce or market its crude oil; Performanceof recently commissioned facilities or well pads – Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance; Unplanned maintenance – Production estimatescould be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets; Planned maintenance events – Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season; Commodity prices – Decli in commodity prices may alter our production outlook and/or reduce our capital expenditure plans; Foreign operations – Suncor’s foreign operations and related assets are subject to a number of political, economic and socio economic risks; Government Action –Further action by the Government of Alberta regarding production curtailment may impact Suncor’s Corporate Guidance and such impact may be material; and COVID-19 Pandemic – Suncor’s Corporate Guidance is subject to a number of external factors beyond our control that could significantly influence this outlook, including the status of the COVID-19 pandemic and future waves, and any associated policies around current business restrictions, shelter-in- place orders, or gatherings of individuals. As a result of the volatile business environment and the uncertain pace of an economic recovery it is challenging to determine the overall outlook for crude oil and refined product demand, which remains dependent on the status of the COVID-19 pandemic.Non-GAAP Financial MeasuresCertain financial measures used in the preceding sections of this Annual Report, namely adjusted operating earnings (loss), adjusted funds from operations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, free funds flow and net debt, are not prescribed by GAAP. Adjusted operating earnings (loss) isa non GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is defined in the Advisories – Non GAAP Financial Measures section of the MD&A and is reconciled to GAAP measures in the Financial Information section of Suncor’s annual management’s discussion and analysis for each respective year, each of which are available on the company’s profile at www.sedar.com and such sections are incorporated by reference herein. Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Advisories – Non GAAP Financial Measures section of the MD&A and reconciled to GAAP measures in the SegmentResults and Analysis section of the MD&A, each of which are available on the company’s profile at www.sedar.com and such sections are incorporated by reference herein. Adjusted funds from (used in) operations is a non GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non cash working capital, which management uses to analyze operating performance and liquidity. Adjusted funds from (used in) operations is definedand reconciled in the Advisories – Non GAAP Financial Measures section of Suncor’s annual management’s discussion and analysis for each respective year each of which are available on the company’s profile at www.sedar.com and suchsections are incorporated by reference herein.. Free funds flow is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business. Net debt is a non-GAAP financial measures that management uses to analyze the financial condition of the company. Net debt is equal to total debt less cash and cash equivalents (a GAAP measure). Net debt is defined and reconciled in the Advisories – Non GAAP Financial Measures section of the MD&A, which section is available on the company’s profile at www.sedar.com and incorporated by reference herein. These non GAAP financial measures are included because management uses this information toanalyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.ReservesReserves information presented herein is presented as Suncor’s working interests (operating and non operating) before deduction of royalties, and without including any royalty interests of Suncor, and is at December 31, 2021. For more information on Suncor’s reserves, including definitions of proved and probable reserves, Suncor’s interest, the location of the reserves and the product types reasonably expected, please see Suncor’s most recent Annual Information Form dated February 23, 2022 available at www.sedar.com and www.sec.gov. Reserves data is based upon evaluations conducted by independent qualified reserves evaluators.Measurement ConversionsCertain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of the MD&A.Annual Report 2021 Suncor Energy Inc. 13

Management’s Discussion
and Analysis
February 23, 2022
This Management’s Discussion and Analysis (MD&A) should be read in conjunction with Suncor’s December 31, 2021 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 23, 2022 (the 2021 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and on our website at www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor”, or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.
14   Annual Report 2021   Suncor Energy Inc.

MD&A – Table of Contents
16	Financial and Operating Summary
19	Suncor Overview
23	Financial Information
27	Segment Results and Analysis
42	Fourth Quarter 2021 Analysis
44	Quarterly Financial Data
47	Capital Investment Update
49	Financial Condition and Liquidity
54	Accounting Policies and Critical Accounting Estimates
57	Risk Factors
68	Other Items
69	Advisories
Basis of Presentation
Unless otherwise noted, all financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are on an economic basis.
Non-GAAP Financial Measures
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, metrics contained in return on capital employed (ROCE) and ROCE excluding impairments, price realizations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), net debt, total debt, and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by generally accepted accounting principles (GAAP). Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Advisories – Non-GAAP Financial Measures section of this MD&A and reconciled to the most directly comparable GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. ROCE, ROCE excluding impairments, price realizations, adjusted funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), net debt, total debt, refining and marketing margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Advisories – Non-GAAP Financial Measures section of this MD&A.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.
Measurement Conversions
Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.
Risks and Forward-Looking Information
The company’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.
This MD&A contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor’s other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company’s control. Readers of this information are cautioned that actual results may differ materially from those expressed or implied by forward-looking information contained herein. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying the forward-looking information contained herein.

Annual Report 2021   Suncor Energy Inc.   15

1. Financial and Operating Summary
Financial Summary
Year ended December 31 ($ millions, except per share amounts)	2021	2020	2019
Gross revenues	41 133	24 900	39 866

Royalties	(2 001)	(238)	(1 522)
Operating revenues, net of royalties	39 132	24 662	38 344
Net earnings (loss)	4 119	(4 319)	2 899

per common share(1)	2.77	(2.83)	1.86
Adjusted operating earnings (loss)(2)(3)(4)	3 805	(2 213)	4 418

per common share(5)	2.56	(1.45)	2.83
Adjusted funds from operations(2)(3)	10 257	3 876	10 818

per common share(5)	6.89	2.54	6.94
Cash flow provided by operating activities	11 764	2 675	10 421

per common share(5)	7.91	1.75	6.69
Dividends paid on common shares	1 550	1 670	2 614

per common share(5)	1.05	1.10	1.68
Weighted average number of common shares in millions – basic	1 488	1 526	1 559

Weighted average number of common shares in millions – diluted	1 489	1 526	1 561
ROCE(2) (%)	8.6	(6.9)	4.9

ROCE excluding impairments and impairment reversals(2)(6) (%)	8.2	(2.9)	10.0
Capital expenditures(7)	4 411	3 806	5 436

Asset sustainment and maintenance	3 057	2 388	3 227

Economic investment	1 354	1 418	2 209
Discretionary free funds flow (deficit)(2)	5 590	(228)	4 914
Balance sheet (at December 31)

Total assets	83 739	84 616	89 435

Net debt(2)	16 149	19 814	16 010

Total long-term liabilities(8)	36 726	38 310	36 856

(1)
Represented on a basic and diluted per share basis.

(2)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(3)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.

(4)
Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(5)
Represented on a basic per share basis.

(6)
ROCE excluding impairments and impairment reversals would have been 8.2% in 2019, excluding the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

(7)
Excludes capitalized interest of  $144 million in 2021, $120 million in 2020 and $122 million in 2019.

(8)
Includes long-term debt, long-term lease liabilities, other long-term liabilities, provisions and deferred income taxes.

16   Annual Report 2021   Suncor Energy Inc.

Operating Summary
Year ended December 31	2021	2020	2019
Production volumes(1)

Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	468.6	466.2	485.6

Oil Sands – Non-upgraded bitumen (mbbls/d)	175.6	127.2	184.8

Exploration and Production (mboe/d)	87.5	101.7	106.8
Total	731.7	695.1	777.2
Average price realizations(2)(3)(4) ($/boe)

SCO and diesel	77.73	43.83	70.68

Non-upgraded bitumen(2)	53.80	22.37	45.71

Oil Sands crude sales basket (all products)	70.96	39.29	63.70

Exploration and Production Canada – Crude oil and natural gas liquids ($/bbl)	84.70	49.69	84.86

Exploration and Production International(5) ($/boe)	82.16	50.28	81.22
Refinery crude oil processed (mbbls/d)	415.5	407.0	438.9

Refinery utilization(6) (%)

Eastern North America	91	91	92

Western North America	87	86	98
Total	89	88	95
Refining and marketing gross margin – FIFO(3)(7) ($/bbl)	36.85	25.30	40.45

Refining and marketing gross margin – LIFO(3)(7) ($/bbl)	30.90	28.65	36.80

(1)
Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of  “Upgraded production” and “Non-upgraded bitumen production” to better reflect the integration among the company’s assets with no impact to overall production volumes. Comparative periods have been updated to reflect this change.

(2)
Beginning in 2020, the company revised the presentation of its Oil Sands price realizations to aggregate price realizations from each asset into the categories of  “SCO and diesel” and “Non-upgraded bitumen” to better reflect the integration among the company’s assets with no impact to overall price realizations. Comparative periods have been updated to reflect this change. Beginning in 2020, the company revised its “Non-upgraded bitumen” price realization to include midstream activities employed to optimize its logistics capacity and more accurately reflect the performance of the product stream. Comparative periods have been restated to reflect this change.

(3)
Contains non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(4)
Net of transportation costs, but before royalties.

(5)
Exploration and Production International price realizations include the company’s U.K. and Norway assets and exclude Libya for all periods presented.

(6)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the nameplate capacity of these units. The Edmonton refinery crude processing capacity has increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

(7)
Beginning in 2020, refining and marketing gross margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

Annual Report 2021   Suncor Energy Inc.   17

Financial and Operating Summary
Segment Summary
Year ended December 31 ($ millions)	2021	2020	2019
Net earnings (loss)

Oil Sands	2 147	(3 796)	(427)

Exploration and Production	1 285	(832)	1 005

Refining and Marketing	2 178	866	3 000

Corporate and Eliminations	(1 491)	(557)	(679)
Total	4 119	(4 319)	2 899
Adjusted operating earnings (loss)(1)(2)

Oil Sands	2 151	(2 265)	1 672

Exploration and Production	890	13	1 141

Refining and Marketing	2 170	882	2 922

Corporate and Eliminations	(1 406)	(843)	(1 317)
Total	3 805	(2 213)	4 418
Adjusted funds from (used in) operations(1)

Oil Sands	6 846	1 986	6 061

Exploration and Production	1 478	1 054	2 143

Refining and Marketing	3 255	1 708	3 863

Corporate and Eliminations	(1 322)	(872)	(1 249)
Total adjusted funds from operations	10 257	3 876	10 818

Change in non-cash working capital	1 507	(1 201)	(397)
Cash flow provided by operating activities	11 764	2 675	10 421

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

18   Annual Report 2021   Suncor Energy Inc.

2. SUNCOR OVERVIEW
Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s business segments, refer to the Segment Results and Analysis section of this MD&A.
Suncor’s Strategy
Delivering competitive and sustainable returns to shareholders is a top priority of the company and we aim to maximize shareholder returns by focusing on operational excellence, underpinned by safety above all else, capital discipline through investments in high-value projects, and our commitment to environmental stewardship and sustainability. We believe that our commitment to capital discipline, our balance sheet strength and financial health provides the foundation for our capital allocation framework, supporting long-term value creation and increasing returns to shareholders. We believe that Suncor is well positioned to execute on these priorities due to the company’s competitive advantages: financial strength, an industry-leading long-life, low-decline oil sands reserves base, an offshore business that provides geographically diversified cash flow, a highly efficient, tightly integrated downstream business supported by competitive sales channels, and our investment in sustainability, technology and innovation.
Key components of Suncor’s strategy include:
•
Free funds flow growth through high-return investments – Suncor’s growth and development plan is focused on highly economic projects and initiatives that are synergistic with our core capabilities and are expected to create long-term value for the company through free funds flow growth. The company’s significant long-life, low-decline reserves base combined with our industry expertise allows the company to execute improvement strategies at existing assets, such as digital mine optimization, innovative tailings technology advancements and the replacement of the coke-fired boilers at Oil Sands Base with a cogeneration facility. Further structural cost savings are being realized through supply chain optimization initiatives and investments in technology for our marketing and trading business and core business systems, aimed at improving operational efficiencies, structurally lowering costs and improving margin capture.

•
Optimize value through integration and secured market access – From the ground to the gas station, Suncor optimizes profit along each step of the value chain, through the regional strength of the company’s Oil Sands assets and the integration with its midstream and refining assets. Our broad asset base and operational flexibility allows us to optimize the production of higher-value SCO in the upstream, while our extensive logistics assets and sales channels, enhanced by our trading and marketing expertise, drives additional value as equity barrels move down the value chain. Through this midstream and marketing network and our geographical diversity, the company is able to maximize crude production and refinery utilization by securing sales outlets while receiving global-based pricing for the majority of its production.

•
Maximize value and structurally lower costs through operational excellence and reliability – Suncor aims to get the most out of its assets through a focus on operational excellence, which means operating in a way that is safe, reliable, cost-efficient and environmentally responsible, while continuing to practice capital discipline. We believe that focusing on investments that generate structural reductions to our capital requirements, with a continued focus on improved productivity and reliability, will drive down overall cost structures and sustainment capital requirements and are expected to help us achieve maximum value from our operations. Suncor assuming operatorship of the Syncrude asset on September 30, 2021, was a critical step towards structural cost reductions by driving greater integration, efficiencies and competitiveness across the company’s Oil Sands assets. The interconnecting pipelines between Oil Sands Base and Syncrude add to the company’s regional oil sands advantage, providing operational flexibility and supporting stronger reliability.

Annual Report 2021   Suncor Energy Inc.   19

Suncor Overview
•
Be an industry leader in sustainable development and the global energy expansion – Suncor’s integrated approach to sustainability includes leadership and industry collaboration in environmental performance, enhanced social responsibility and safety, underpinned by strong governance and our commitment to creating value for our stakeholders. Our objective is to be a net-zero greenhouse gas (GHG) emissions company by 2050 and we have set ambitious near-term goals to reduce emissions across our value chain. We aim to substantially contribute to society’s net-zero goals by reducing emissions across our base business, growing our low-emissions energy business, and working with others to reduce emissions. We are expanding our low-emissions energy business by pursuing investments that are technologically mature, economically viable and synergistic with our existing integrated value chain. Our investments in the energy expansion will complement our existing core capabilities; increasing low carbon power generation, expanding into clean hydrogen production, and growing our existing renewable liquid fuels business.

•
Technology and people-enabled – Suncor is focused on shifting our culture and leveraging technology to improve performance and reliability, which are central to our operational excellence journey. Unleashing the full potential of our people and technology will be critical in achieving our environmental, operational and financial goals.

2021 Highlights
Suncor exceeded its return to shareholder targets for the year, repurchasing its common shares at the highest annual rate in the company’s history, and increasing the dividend by 100% in the fourth quarter, returning a total of $3.9 billion to shareholders.
•
Suncor paid $1.6 billion of dividends in 2021, demonstrating management’s confidence in the company’s ability to generate sustainable and increasing cash flows and its commitment to increasing shareholder returns. The company increased its dividend per share by 100% in the fourth quarter, reinstating the quarterly dividend to $0.42 per share, returning it to 2019 levels.

•
In 2021, the company accelerated its share repurchase target, repurchasing the company’s common shares at the highest annual rate in the company’s history. In 2021, since the start of the company’s normal course issuer bid program (NCIB) in February 2021, the company repurchased $2.3 billion in common shares, representing approximately 84 million of its common shares at an average price of  $27.45 per common share, or the equivalent of 5.5% of Suncor’s common shares as at January 31, 2021.

•
Subsequent to the end of the year, the company repurchased an additional 0.5% of its common shares up to February 7, 2022, and renewed its NCIB, beginning February 8, 2022, and ending February 7, 2023, for the repurchase of up to approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022.

In 2021, Suncor accelerated its net debt(1) reduction targets, reducing debt at the highest annual pace in the company’s history, returning to 2019 levels of net debt.
•
In 2021, Suncor executed on its net debt reduction targets, reducing debt at the highest-ever annual pace, resulting in a reduction of net debt by $3.7 billion to $16.1 billion, returning to 2019 net debt levels. The company continues to reduce its debt to achieve its 2025 and 2030 targets, and subsequent to the end of the year, completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.

•
In 2021, demonstrating management’s confidence in the company’s ability to generate cash flows, the company cancelled $2.8 billion in bi-lateral credit facilities that were no longer required, as they were entered into in March and April of 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic.

In 2021, Suncor generated $10.3 billion of adjusted funds from operations(1), the second-highest in the company’s history, reflecting the ability of its integrated business to deliver strong results. Cash flow provided by operating activities in 2021 was the highest in the company’s history.
•
In 2021, Suncor generated $10.257 billion in adjusted funds from operations, or $6.89 per common share, compared to $3.876 billion, or $2.54 per common share, in the prior year. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $11.764 billion, or $7.91 per common share, in 2021, compared to $2.675 billion, or $1.75 per common share, in the prior year. The increased cash flows were a result of the improved business environment and higher crude oil production and refinery throughput in the current year, despite the largest annual maintenance program in the company’s history being successfully executed during the year.

•
Suncor’s adjusted operating earnings(1) in 2021 were $3.805 billion, compared to an adjusted operating loss of $2.213 billion in the prior year. Net earnings were $4.119 billion in 2021, compared to a net loss of  $4.319 billion in the prior year.

Oil Sands delivered record annual adjusted funds from operations of over $6.8 billion, including record In Situ production, maximizing value through strong reliability and leveraging the strength of its integrated operations, while successfully executing the largest annual maintenance program in the company’s history.
•
Oil Sands delivered record annual adjusted funds from operations of  $6.846 billion, driven by improved crude oil prices and strong reliability across its assets in 2021, compared to $1.986 billion in the prior year.

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

20   Annual Report 2021   Suncor Energy Inc.

•
In 2021, Suncor delivered total Oil Sands production of 644,200 bbls/d, the second highest Oil Sands production in the company’s history, driven by record performance from the company’s In Situ assets, including at Firebag, following an increase to the nameplate capacity of the facility in the prior year.

•
SCO production was 468,600 bbls/d in 2021, the second-highest in the company’s history, driven by combined upgrader utilization of 87% despite the impacts of significant turnaround maintenance during the year, demonstrating the value of the company’s asset integration and flexibility and reflecting a continued focus on maximizing the value of its barrels. Non-upgraded bitumen production was 175,600 bbls/d in 2021, an increase of 38% compared to the prior year, with the increase in non-upgraded bitumen production to market further supported by strong mining performance at Oil Sands Base, which resulted in less Firebag volumes utilized at the Upgrader and overall higher Oil Sands operations production volumes.

•
Fort Hills resumed two-train operations late in the fourth quarter of 2021. The company is on track to operate the Fort Hills asset at average utilization rates of 90% throughout 2022.

•
In 2021, the company focused on the safety and reliability of its operations by successfully executing the largest annual maintenance program in the company’s history across its asset base, including the significant five-year planned turnaround at Oil Sands Base plant Upgrader 2 and significant turnaround activities at Syncrude.

The company made meaningful progress towards driving synergies between its regional Oil Sands assets, while furthering its sustainability goals.
•
On September 30, 2021, Suncor assumed the role of operator of the Syncrude asset, a critical step towards driving greater integration, efficiencies and competitiveness across all Suncor-operated assets in the region, further strengthening the company’s regional oil sands advantage. The joint venture owners expect that Suncor assuming operatorship will capture increased value for the owners through improved operational performance, efficiency and competitiveness.

•
During the year, Suncor, together with eight Indigenous communities, announced the formation of Astisiy Limited Partnership (Astisiy), which acquired a 15% equity interest in the Northern Courier Pipeline. The Northern Courier Pipeline, which connects the Fort Hills asset to Suncor’s East Tank Farm, is now operated by Suncor and is expected to provide the eight Indigenous communities with reliable income for decades.

Exploration & Production (E&P) reinforces its focus on capital discipline by targeting low-cost projects that deliver significant returns, cash flow and long-term value.
•
In 2021, Suncor and the co-owners of the Terra Nova project finalized an agreement to restructure the project ownership and move forward with the Asset Life Extension (ALE) Project, which is expected to extend production life by approximately 10 years. As a result of the agreement, Suncor increased its ownership in the project by approximately 10% to 48%. The Terra Nova Floating, Production, Storage and Offloading facility is dry-docked in Spain undergoing maintenance work and is expected to sail back to Canada and return to operations before the end of 2022.

•
Buzzard Phase 2, which will extend production life of the existing Buzzard field, achieved first oil in the fourth quarter of 2021. Buzzard Phase 2 is expected to reach its peak production in 2022, adding approximately 12,000 boe/d gross (approximately 3,500 boe/d net to Suncor) to existing Buzzard production.

•
The company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for gross proceeds of US$250 million net of closing adjustments and other closing costs, in addition to future contingent consideration of up to US$50 million. The effective date of the sale was January 1, 2021. The sale reinforces Suncor’s continued focus on capital discipline and enables the company to allocate resources to core assets and maximize shareholder returns.

Suncor’s Refining and Marketing (R&M) segment achieved refinery utilization of 89% in 2021, consistently outperforming the Canadian refining industry average, despite turnarounds being completed across all of its refineries and continued weakness in Canadian demand.
•
Suncor leveraged its refinery product mix, midstream logistics flexibility, strong domestic sales network including integration with its retail network, export capabilities and storage capacity to deliver refinery crude throughput of 415,500 bbls/d in 2021, and industry-leading utilization rates of 89%, compared to 407,000 bbls/d and 88% in the prior year.

•
The company’s Canadian refineries outperformed the Canadian refining industry average by over 12%(1) during the year, despite turnarounds being completed across all of the company’s refineries.

•
R&M delivered $3.255 billion and $2.170 billion in adjusted funds from operations and adjusted operating earnings in 2021, respectively, compared to $1.708 billion and $882 million, respectively, in the prior year. In 2021, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a positive impact to adjusted operating earnings and adjusted funds from operations of  $795 million after-tax, compared to a negative after-tax impact of  $384 million in 2020.

(1)
Source: Canada Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum-products/statistics/
weekly-crude-run-summary-data/index.html.

Annual Report 2021   Suncor Energy Inc.   21

Suncor Overview
The company announced its strategic objective to be a net-zero GHG emissions company by 2050 and advanced its goal with strategic investments in new technologies that are synergistic with its existing integrated energy value chain.
•
The company announced its new strategic objective to become a net-zero GHG emissions company by 2050 and to substantially contribute to society’s net-zero ambitions. The company set near-term absolute emissions reduction goals to align with its objective to reach net-zero emissions and plans to meet its goals by reducing its base business emissions, investing in low-emissions ventures and technologies and taking actions that reduce others’ emissions.

•
In 2021, Suncor, together with industry partners representing over 90% of Canada’s oil sands production, announced the Oil Sands Pathways to Net Zero alliance, whose initiative is aimed at working collectively with the federal and Alberta governments to achieve net-zero GHG emissions from oil sands operations by 2050.

•
During 2021, the company increased its investments in clean technology, including an equity investment in Svante Inc., a Canadian carbon capture company that plans to develop technology to capture CO2 from industrial processes at reduced costs, and increased its investment in the Varennes Carbon Recycling facility.

22   Annual Report 2021   Suncor Energy Inc.

3. Financial Information
Net Earnings (Loss)
Suncor’s net earnings in 2021 were $4.119 billion, compared to a net loss of  $4.319 billion in 2020. Net earnings (loss) were impacted by the same factors that influenced adjusted operating earnings (loss), which are described below. Other items affecting net earnings (loss) in 2021 and 2020 included:
•
An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $113 million ($101 million after-tax) recorded in financing expenses in 2021, compared to a gain of  $312 million ($286 million after-tax) in 2020.

•
In 2021, the company recorded a non-cash impairment reversal of  $221 million ($168 million after-tax) against its share of the Terra Nova assets, in the E&P segment, as a result of the Terra Nova ALE Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

•
A restructuring charge of  $168 million ($126 million after-tax) in 2021 related to workforce reductions, recorded in operating, selling and general expenses in the Corporate and Eliminations segment.

•
A loss of  $80 million ($60 million after-tax) in 2021 for early repayment of long-term debt, recorded in financing expenses in the Corporate and Eliminations segment.

•
A gain of  $227 million ($227 million after-tax) in 2021 on the sale of the company’s interest in the Golden Eagle Area Development, in the E&P segment.

•
In 2020, the company recorded non-cash impairment charges of  $1.821 billion ($1.376 billion after-tax) on its share of the Fort Hills assets, in the Oil Sands segment, and $1.119 billion ($845 million after-tax) against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices in 2020 as a result of decreased global demand due to the impacts of the COVID-19 pandemic, the high degree of uncertainty surrounding the future of the West White Rose Project and changes to their respective capital, operating and production plans.

•
In 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project in the Oil Sands segment.

Adjusted Operating Earnings (Loss)
Consolidated Adjusted Operating Earnings (Loss) Reconciliation(1)(2)
Year ended December 31 ($ millions)	2021	2020	2019
Net earnings (loss)	4 119	(4 319)	2 899

Unrealized foreign exchange gain on U.S. dollar denominated debt	(101)	(286)	(590)

Unrealized (gain) loss on risk management activities(2)	(4)	29	60

Asset (reversal) impairments(3)	(168)	2 221	3 352

Restructuring charge	126	—	—

Loss on early repayment of long-term debt	60	—	—

Gain on significant disposals(4)	(227)	—	(187)

Provision for pipeline project	—	142	—

Impact of income tax adjustments on deferred income taxes(5)	—	—	(1 116)
Adjusted operating earnings (loss)(1)(2)	3 805	(2 213)	4 418

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
During 2019, the company recorded non-cash impairment charges of  $3.716 billion ($2.803 billion after-tax) on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted heavy crude oil prices and $521 million ($393 million after-tax) against White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

(4)
In 2019, Suncor sold its 37% interest in Canbriam Energy Inc., in the E&P segment, for proceeds of  $151 million ($139 million after-tax). 2019 also included a gain of  $65 million ($48 million after-tax) in the E&P segment related to the sale of certain non-core assets.

(5)
In 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta’s enactment of legislation for a staged reduction of the corporate income tax rate from 12% to 8%.

Annual Report 2021   Suncor Energy Inc.   23

Financial Information
Bridge Analysis of Adjusted Operating (Loss) Earnings ($ millions)(1)(2)
(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the first-in, first-out (FIFO) inventory valuation and short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor’s consolidated adjusted operating earnings increased to $3.805 billion in 2021, compared to an adjusted operating loss of  $2.213 billion in the prior year. In 2021, crude oil and refined production realizations increased significantly compared to the prior year, which was significantly impacted by the COVID-19 pandemic and an increase in OPEC+ crude supply. The improving business environment in 2021 also resulted in a net favourable inventory valuation change on crude feedstock costs. Adjusted operating earnings in 2021 were also favourably impacted by higher overall crude production and refinery throughput.
These factors were partially offset by an increase in royalties, primarily associated with higher crude price realizations, and increased operating and transportation expenses. The prior year adjusted operating loss was negatively impacted by the significant decline in transportation fuel demand and a net inventory valuation loss, partially offset by cost reductions in response to the COVID-19 pandemic.
Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations for 2021 were $10.257 billion, compared to $3.876 billion in 2020, and were impacted by the same factors as adjusted operating earnings (loss) described above.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $11.764 billion in 2021, compared to $2.675 billion in 2020, reflecting a source of cash in working capital in the current year, compared to a use of cash in the prior year. The source of cash in 2021 was primarily due to a net increase in taxes payable related to the company’s 2021 income tax expense, which is payable in early 2022, receipt of the company’s 2020 federal income tax refund, and an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable related to an increase in crude oil price realizations during the year.
Results for 2020 Compared with 2019
Suncor’s net loss in 2020 was $4.319 billion, compared to net earnings of  $2.899 billion in 2019. Net (loss) earnings were impacted by the same factors impacting adjusted operating (loss) earnings described below, as well as the net earnings adjustments impacting 2020 and 2019, which are described in detail above.
Suncor’s consolidated adjusted operating loss in 2020 was $2.213 billion, compared to adjusted operating earnings of $4.418 billion in 2019. In 2020, crude oil and refined product realizations decreased significantly, with 2020 crude oil and crack spread benchmarks declining by more than 30% compared to the prior year due to the impacts of the COVID-19 pandemic and OPEC+ supply issues. The decline in consumer demand for refined products resulted in lower crude oil demand and lower overall upstream production volumes and refinery crude throughput as the company managed its operations to meet demand levels. 2020 results were also impacted by a FIFO inventory valuation loss on the decline in value of refinery feedstock. Adjusted operating losses were minimized by the decrease in costs associated with lower production as well as cost-reduction initiatives executed in 2020. Adjusted operating earnings in 2019 included insurance proceeds related to the company’s assets in Libya.
Adjusted funds from operations for 2020 were $3.876 billion, compared to $10.818 billion in 2019, and were impacted by the same factors as adjusted operating (loss) earnings described above.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.675 billion in 2020, compared to $10.421 billion in 2019, reflecting a larger

24   Annual Report 2021   Suncor Energy Inc.

use of cash in working capital compared to 2019, which was primarily due to a decrease in accounts payable balances associated with lower operating costs and an increase in income tax receivable balances resulting from the carry-back of tax losses, which was received in 2021.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations.
Average for the year ended December 31	2021	2020	2019
WTI crude oil at Cushing (US$/bbl)	67.95	39.40	57.05

Dated Brent Crude (US$/bbl)	70.75	41.65	64.30

Dated Brent/Maya crude oil FOB price differential (US$/bbl)	6.85	6.35	6.45

MSW at Edmonton (Cdn$/bbl)	80.30	45.60	69.20

WCS at Hardisty (US$/bbl)	54.90	26.85	44.25

Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	(13.05)	(12.55)	(12.80)

SYN-WTI differential (US$/bbl)	(1.65)	(3.15)	(0.60)

Condensate at Edmonton (US$/bbl)	68.25	37.15	52.85

Natural gas (Alberta spot) at AECO (Cdn$/mcf)	3.65	2.25	1.75

Alberta Power Pool Price (Cdn$/MWh)	101.95	46.70	54.90

New York Harbor 2-1-1 crack(1) (US$/bbl)	19.40	11.75	19.90

Chicago 2-1-1 crack(1) (US$/bbl)	17.75	8.05	17.05

Portland 2-1-1 crack(1) (US$/bbl)	23.15	14.05	24.45

Gulf Coast 2-1-1 crack(1) (US$/bbl)	18.00	9.90	19.15

U.S. Renewable Volume Obligation (US$/bbl)	6.77	2.48	1.20

Exchange rate (US$/Cdn$)	0.80	0.75	0.75

Exchange rate (end of period) (US$/Cdn$)	0.79	0.78	0.77

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In 2021, crude oil and crack spread benchmarks improved compared to 2020, which was significantly impacted by an unprecedented decline in transportation fuel demand due to the impacts of the COVID-19 pandemic.
Suncor’s sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations were favourably impacted in 2021 and reflected an increase in WTI at Cushing, which averaged US$67.95/bbl compared to US$39.40/bbl in the prior year. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $80.30/bbl in 2021 compared to $45.60/bbl in 2020, and prices for WCS at Hardisty increased to US$54.90/bbl in 2021, from US$26.85/bbl in 2020.
Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality premiums and discounts and spot sales, and the price differential between Hardisty, Alberta, and U.S. Gulf Coast benchmarks.
The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in 2021 compared to 2020, but were higher on an absolute basis due to the increase in WTI prices.
Suncor’s price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$70.75/bbl in 2021, compared to US$41.65/bbl in 2020.
Suncor’s refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor’s realized refining and marketing gross margins are

Annual Report 2021   Suncor Energy Inc.   25

Financial Information
influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor’s refining and marketing business. In addition, the U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor’s realized refining and marketing gross margin. This internal index is a single value calculated based on a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor’s unique set of refinery configurations; overall crude slate and product mix; and the benefit of its location, quality and grade differentials, and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.
Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company’s realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.
In 2021, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to 2020 due to increased demand for transportation fuels and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$26.55/bbl in 2021 compared to US$19.95/bbl in 2020, primarily related to the increase in benchmark crack spreads.
The cost of natural gas used in Suncor’s Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $3.65/mcf in 2021, from $2.25/mcf in the prior year.
Excess electricity produced in Suncor’s Oil Sands operations business is sold to the Alberta Electric System Operator, with the proceeds netted against the Oil Sands operations cash operating costs per barrel metric. The Alberta power pool price increased to an average of  $101.95/MWh in 2021 from $46.70/MWh in the prior year.
The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. In 2021, the Canadian dollar strengthened in relation to the U.S. dollar as the average exchange rate increased to US$0.80 per one Canadian dollar from US$0.75 per one Canadian dollar in 2020. The increase in the Canadian dollar relative to the U.S. dollar had a negative impact on price realizations for the company in 2021 when compared to 2020.
Conversely, some of Suncor’s assets and liabilities, notably approximately 60% of the company’s debt, are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.
Economic Sensitivities(1)(2)
The following table illustrates the estimated effects that changes in certain factors would have had on 2021 net earnings and adjusted funds from operations(3) if the listed changes had occurred.
(Estimated change, in $ millions)	Impact on 2021 Net Earnings	Impact on 2021 Adjusted Funds from Operations(3)
Crude oil +US$1.00/bbl	200	200

Natural gas +Cdn$0.10/mcf (4)	(25)	(25)

WTI – narrowing light/heavy differential +US$1.00/bbl	15	15

2-1-1 crack spreads +US$1.00/bbl	140	140

Foreign exchange +$0.01 US$/Cdn$ related to operating activities(5)	(180)	(180)

Foreign exchange on U.S. dollar denominated debt +$0.01 US$/Cdn$	150	—

(1)
Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2)
Changes for a variable imply that all such similar variables are impacted, such that Suncor’s average price realizations increase uniformly. For instance, “Crude oil +US$1.00/bbl” implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(4)
The company’s exposure to natural gas costs is partially mitigated by increased revenue from power sales, which is not included in the above sensitivity.

(5)
Excludes the foreign exchange impact on U.S. dollar denominated debt.

26   Annual Report 2021   Suncor Energy Inc.

4. Segment Results and Analysis
Suncor has classified its operations into the following segments:
Oil Sands
Suncor’s Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, produces bitumen from mining and in situ operations. Bitumen is either upgraded into SCO for refinery feedstock and diesel fuel, or blended with diluent for refinery feedstock or direct sale to market through the company’s midstream infrastructure and its marketing activities. The segment includes the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The Oil Sands segment includes:
•
Oil Sands operations refer to Suncor’s owned and operated mining, extraction, upgrading, in situ and related logistics, blending and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy, reclamation and storage facilities and the interconnecting pipelines between Suncor’s Oil Sands Base operations and Syncrude.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, including central processing facilities, cogeneration units, product transportation infrastructure, diluent import capabilities, storage assets and a cooling and blending facility. In Situ also includes development opportunities that may support future in situ production, including Meadow Creek (75%), Lewis (100%), OSLO (77.78%), Gregoire (100%), various interests in Chard (25% to 50%), and a non-operated interest in Kirby (10%). In Situ production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers.

•
Fort Hills includes Suncor’s 54.11% interest in the Fort Hills mining and extraction operation, which the company operates, and the East Tank Farm Development, in which Suncor holds a 51% interest and operates.

•
Syncrude refers to Suncor’s 58.74% interest in the oil sands mining and upgrading operation, which the company operates. Suncor assumed the role of operator of the Syncrude joint operation on September 30, 2021.

Exploration and Production
Suncor’s E&P segment consists of offshore operations off the east coast of Canada and in the North Sea, the Norwegian Sea and the Norwegian North Sea, and onshore assets in Libya and Syria. This segment also includes the marketing and risk management of crude oil and natural gas.
•
E&P Canada operations include Suncor’s 48% working interest in Terra Nova, which Suncor operates. Production at Terra Nova has been shut in since the fourth quarter of 2019. In the third quarter of 2021, a new ownership agreement was finalized that increased Suncor’s working interest from 37.675% to 48%, and a decision was made to move forward with the ALE Project. The company is anticipating a safe and reliable return to operations before the end of 2022. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.485% in the Hibernia Southern Extension Unit), White Rose (27.5% in the base project and 26.125% in the extensions), and Hebron (21.034%). Suncor increased its non-operated interest in the Hibernia Southern Extension Unit from 19.19% in 2020 to 19.485% in 2021 through redetermination. In 2021, Suncor entered into a conditional agreement to increase its interest in the White Rose assets by 12.5% to approximately 40% on a go-forward basis, subject to a number of conditions including an economic restart decision by the operator on the West White Rose Project by mid-2022. In addition, the company holds interests in several exploration licences and significant discovery licences offshore Newfoundland and Labrador.

•
E&P International operations include Suncor’s non-operated interests in Buzzard (29.89%), Oda (30%), the Fenja Project (17.5%) and the Rosebank future development project (40%). In the fourth quarter of 2021, Suncor sold its 26.69% working interest in the Golden Eagle Area Development located in the U.K. sector of the North Sea. Buzzard and Rosebank are located in the U.K. sector of the North Sea, while Oda and the Fenja Project are located in the Norwegian North Sea and the Norwegian Sea, respectively. In addition, Suncor owns, pursuant to exploration and production sharing agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Production in Libya was steady in 2021, albeit at reduced rates. The timing of a return to normal operations in Libya remains uncertain due to continued political unrest. Suncor also owns, pursuant to a production sharing contract, an interest in the Ebla gas development in Syria, which has been suspended, indefinitely, since 2011 due to political unrest in the country.

Annual Report 2021   Suncor Energy Inc.   27

Segment Results and Analysis
Refining and Marketing
Suncor’s Refining and Marketing segment consists of two primary operations: the Refining and Supply and Marketing operations discussed below, as well as the infrastructure supporting the marketing, supply and risk management of refined products, crude oil, natural gas, power and byproducts. This segment also includes the trading of crude oil, refined products, natural gas and power.
•
Refining and Supply operations refine crude oil and intermediate feedstock into a wide range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations include a 137 mbbls/d refinery located in Montreal, Quebec, and an 85 mbbls/d refinery located in Sarnia, Ontario.

•
Western North America operations include a 146 mbbls/d refinery located in Edmonton, Alberta, and a 98 mbbls/d refinery in Commerce City, Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant and a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals throughout Canada and the U.S., and the St. Clair ethanol plant in Ontario.

•
Marketing operations sell refined petroleum products to retail customers primarily through a combination of company-owned Petro-Canada™ locations, branded-dealers in Canada and company-owned locations in the U.S. marketed under other international brands. This includes Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations. The company’s marketing operations also sells refined petroleum products through a nationwide commercial road transportation network in Canada, and to other commercial and industrial customers, including other retail sellers, in Canada and the U.S.

Corporate and Eliminations
The Corporate and Eliminations segment includes the company’s investments in renewable energy projects and other activities not directly attributable to any other operating segment.
•
Renewable Energy includes interests in four wind farm operations in Ontario and Western Canada: Adelaide, Chin Chute, Magrath and SunBridge as well as the Forty Mile Wind Power Project, which was restarted in early 2021 and is currently planned for completion in late 2022.

•
Corporate activities include stewardship of Suncor’s debt and borrowing costs, expenses not allocated to the company’s businesses, and investments in clean technology, such as Suncor’s investment in Enerkem Inc., LanzaJet, Inc., Svante Inc. and the Varennes Carbon Recycling facilit.

•
Intersegment revenues and expenses are removed from consolidated results in Eliminations. Intersegment activity includes the sale of product between the company’s segments, primarily relating to crude refining feedstock sold from Oil Sands to Refining and Marketing.
Oil Sands
2021 Highlights
•
Oil Sands delivered record annual adjusted funds from operations(1) of  $6.846 billion, driven by improved crude oil prices and strong reliability across its assets in 2021, compared to $1.986 billion in the prior year.

•
In 2021, Suncor delivered total Oil Sands production of 644,200 bbls/d, the second-highest Oil Sands production in the company’s history, driven by record performance from the company’s In Situ assets, including at Firebag, following an increase to the nameplate capacity of the facility in the prior year.

•
SCO production was 468,600 bbls/d in 2021, the second highest in the company’s history, driven by combined upgrader utilization of 87% despite the impacts of significant turnaround maintenance during the year, demonstrating the value of the company’s asset integration and flexibility and reflecting a continued focus on maximizing the value of its barrels. Non-upgraded bitumen production was 175,600 bbls/d in 2021, an increase of 38% compared to the prior year, with the increase in non-upgraded bitumen production to market further supported by strong mining performance at Oil Sands Base, which resulted in less Firebag volumes utilized at the Upgrader and overall higher Oil Sands operations production volumes.

•
On September 30, 2021, Suncor assumed the role of operator of the Syncrude asset, a critical step towards driving greater integration, efficiencies and competitiveness across all Suncor-operated assets in the region, further strengthening the company’s regional oil sands advantage. The joint venture owners expect that Suncor assuming operatorship will capture increased value for the owners through improved operational performance, efficiency and competitiveness.

•
Fort Hills resumed two-train operations late in the fourth quarter of 2021. The company is on track to operate the Fort Hills asset at average utilization rates of 90% throughout 2022.

•
In 2021, the company focused on the safety and reliability of its operations by successfully executing the largest annual maintenance program in the company’s history across its asset base, including the significant five-year planned turnaround at Oil Sands Base plant Upgrader 2 and significant turnaround activities at Syncrude. Due to the impacts of the COVID-19 pandemic in the Fort McMurray region the company responded quickly and decisively by staggering its planned turnarounds at Oil Sands Base plant Upgrader 2 and Syncrude, to support the safe and efficient completion of the turnaround activities at the two assets.

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

28   Annual Report 2021   Suncor Energy Inc.

•
During the year, Suncor, together with eight Indigenous communities, announced the formation of Astisiy, which acquired a 15% equity interest in the Northern Courier Pipeline. The Northern Courier Pipeline, which connects the Fort Hills asset to Suncor’s East Tank Farm, is now operated by Suncor and is expected to provide the eight Indigenous communities with reliable income for decades.

•
In 2021, Suncor, together with industry partners representing over 90% of Canada’s oil sands production, announced the Oil Sands Pathways to Net Zero alliance whose initiative is aimed at working collectively with the federal and Alberta governments to achieve net-zero GHG emissions from oil sands operations by 2050. The Pathways initiative will explore several parallel pathways to address GHG emissions, including the creation of a Carbon Capture, Utilization and Storage trunkline connected to a carbon sequestration hub to enable multi-sector ‘tie-in’ projects as well as the implementation of other next-generation technologies.

Strategy and Investment Update
Suncor holds one of the largest resource positions in the Athabasca oil sands. The company has developed a unique asset base within the Athabasca oil sands and has established a regional advantage given the close proximity of the company’s assets to one another, which the company can leverage to maximize the value of its production volumes. The company is committed to delivering safe, reliable, low-cost production, while moving forward in the areas of technology and innovation and environmental sustainability. The Oil Sands regional advantage is strengthened by the company’s marketing and trading expertise, including the midstream and logistics network, which secures market access, optimizes price realizations associated with the marketing of crude oil, byproducts and natural gas supply, manages inventory levels, and limits the impacts of external market factors, including pipeline disruptions, lack of egress or outages at refining customers.
Suncor remains focused on operational excellence and increasing the reliability and utilization across our assets. The company will continue to operate in a safe and reliable manner, while optimizing production. The company is committed to maximizing utilization of our Upgraders to produce the highest-value barrels, and this will be further enabled by optimizing transfers on the interconnecting pipelines between Suncor’s Oil Sands Base and Syncrude. In 2022, the company expects increased production at each asset, strong upgrader utilization and higher margins for the company.
The company’s regional oil sands advantage was further reinforced during the year with the company taking over as operator of the Syncrude asset on September 30, 2021. With the assumption of operatorship, the company is on track to realize the expected $100 million of annual gross synergies for the joint venture owners in 2022, with an additional $200 million expected to be realized through 2023-2024.
The primary focus for cost management in 2022 will be to continue efforts to sustainably reduce controllable operating costs through implementation of digital technologies that will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value. Through the advancement of Suncor’s digital transformation, the company continues to work to reduce the cost structure of running its business while increasing productivity. Looking ahead, the company aims to lower aggregate Oil Sands cash operating costs per barrel, driven by higher production volumes and cost-reduction synergies.
Capital allocation continues to focus on asset sustainment and maintenance projects designed to maintain safe and reliable operations, as well as advancing high-value economic investment projects. The Oil Sands capital program in 2022 is heavily weighted towards asset sustainment and maintenance activities that reinforce the safety, long-term reliability and efficiency of the assets, including the first major turnaround at Firebag in 10 years.
At Syncrude, planned economic spend in 2022 includes the Mildred Lake West Extension project, which is expected to sustain Syncrude’s current production levels by extending the life of the North Mine using existing extraction and upgrading facilities while minimizing the environmental impacts of building new infrastructure. The project is expected to come online in late 2025.
Planned economic spend for the company’s In Situ assets will be focused on maintaining production capacity at existing facilities through continued development of reserves by building new well pads. Suncor is also working on developing incremental debottlenecks to maximize the value of the Firebag asset. Debottlenecking capacity and timing will depend on economic conditions, and can be supported by integrated well pad development and Solvent steam-assisted gravity drainage (SAGD) technologies.
The company continues to invest in projects that are economically robust, sustainably focused and technologically progressive. The investment to replace the coke-fired boilers with a cogeneration facility at Oil Sands Base is expected to provide reliable steam generation required for Suncor’s extraction and upgrading activities, at a lower cost and with significantly lower carbon emissions. The cogeneration facility is also expected to generate electricity that will be transmitted to Alberta’s power grid, lowering the carbon intensity of the Alberta power grid while delivering value to Suncor. Construction of the cogeneration facility at Oil Sands Base was restarted in 2021 and the facility is expected to be in service between 2024 and 2025.
The company’s ability to leverage technology and innovation is at the core of our strategy. Deploying additional technology projects at the company’s Oil Sands assets, such as digital mine optimization and the deployment of autonomous haulage systems (AHS) is expected to improve operational efficiencies and drive additional value for the company.
These initiatives, combined with continued advancement of digital technologies, will contribute in part to the company’s incremental free funds flow target.

Annual Report 2021   Suncor Energy Inc.   29

Segment Results and Analysis
Financial Highlights
Year ended December 31 ($ millions)	2021	2020	2019
Gross revenues	19 920	10 617	18 347

Less: Royalties	(1 523)	(95)	(917)
Operating revenues, net of royalties	18 397	10 522	17 430
Net earnings (loss)	2 147	(3 796)	(427)
Adjusted for:

Unrealized loss on risk management activities(1)	4	13	50

Asset impairment(2)	—	1 376	2 959

Provision for pipeline project	—	142	—

Impact of income tax rate adjustment on deferred taxes(3)	—	—	(910)
Adjusted operating earnings (loss)(4)	2 151	(2 265)	1 672
Adjusted funds from operations(4)	6 846	1 986	6 061

(1)
Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2)
In 2019, the company recorded impairment charges of  $3.716 billion ($2.803 billion after-tax) on its share of the Fort Hills assets due to continued volatility in the crude oil price environment, resulting in a decline in forecasted long-term heavy crude oil prices.

(3)
In 2019, the company recorded a $910 million deferred income tax recovery in the Oil Sands segment associated with the Government of Alberta’s substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(4)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Bridge Analysis of Adjusted Operating (Loss) Earnings ($ millions)(1)(2)
(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

The Oil Sands segment had adjusted operating earnings of $2.151 billion in 2021, compared to an adjusted operating loss of  $2.265 billion in 2020. The increase was primarily due to higher realized crude prices, as crude benchmarks were significantly impacted in the prior year as a result of the COVID-19 pandemic and OPEC+ supply issues, and increased production, partially offset by higher royalties associated with higher crude price realizations and increased operating expenses.
Oil Sands net earnings were $2.147 billion in 2021, compared to a net loss of  $3.796 billion in 2020. In addition to the factors impacting adjusted operating earnings (loss) described above, net earnings for 2021 included a $5 million ($4 million after-tax) unrealized loss on risk management activities,

30   Annual Report 2021   Suncor Energy Inc.

compared to a loss of  $18 million ($13 million after-tax) in 2020. 2020 net earnings also included the impact of a non-cash impairment charge of  $1.821 billion ($1.376 billion after-tax) on its share of the Fort Hills assets due to a decline in forecasted crude oil prices in 2020 as a result of decreased global demand due to the COVID-19 pandemic and changes to its capital, operating and production plans. In 2020, the company also recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project.
Adjusted funds from operations for the Oil Sands segment were $6.846 billion in 2021, compared to $1.986 billion in 2020, and were influenced by the same factors that impacted adjusted operating earnings (loss) noted above.
Production Volumes(1)(2)
Year ended December 31 (mbbls/d)	2021	2020	2019
SCO and diesel production(3)	483.5	477.5	497.0

Internally consumed diesel and internal transfers(4)(5)	(14.9)	(11.3)	(11.4)
Upgraded production – net SCO and diesel	468.6	466.2	485.6

Bitumen production	178.8	127.2	184.8

Internal bitumen transfers(5)	(3.2)	—	—

Non-upgraded bitumen production	175.6	127.2	184.8
Total Oil Sands production	644.2	593.4	670.4

(1)
Bitumen from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor’s own refineries. The majority of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of  “Upgraded production” and “Non-upgraded bitumen production” to better reflect the integration among the company’s assets with no impact to overall production volumes. Comparative periods have been updated to reflect this change.

(3)
Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(4)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In 2021, Oil Sands operations production volumes included 9,500 bbls/d of internally consumed diesel, of which 7,200 bbls/d was consumed at Oil Sands Base, 1,500 bbls/d was consumed at Fort Hills and 800 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,600 bbls/d of internally consumed diesel.

(5)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In 2021, Oil Sands operations included 2,600 bbls/d of SCO and 600 bbls/d of bitumen that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 200 bbls/d of SCO and 2,600 bbls/d of bitumen that was transferred to Oil Sands Base through the interconnecting pipelines.

The company’s net SCO production was 468,600 bbls/d in 2021 compared to 466,200 bbls/d in 2020, marking the second-best year of SCO production in the company’s history. During 2021, the company achieved a combined upgrader utilization rate of 87% compared to 85% in the prior year, reflecting maintenance activities in both periods. In 2021, Suncor completed the largest annual planned maintenance program in the company’s history, including the significant five-year planned turnaround at Oil Sands Base plant Upgrader 2 and significant turnaround activities at Syncrude.
Non-upgraded bitumen production increased to 175,600 bbls/d in 2021 from 127,200 bbls/d in the prior year, with the increase driven by record production from the company’s In Situ assets, including at Firebag. During the year, the increase in non-upgraded bitumen production to market was further supported by strong mining performance at Oil Sands Base, which resulted in less Firebag volumes utilized at the Upgrader and overall higher Oil Sands operations production volumes. The prior year was impacted by maintenance activities at Firebag and MacKay River.
The increase in non-upgraded bitumen production was partially offset by a decrease in production at Fort Hills in 2021 compared to the prior year, reflecting a change in the mine ramp-up strategy. The strategy was principally focused on building ore inventory levels which are required to operate the plant at 90% of nameplate capacity on a two-train operation. The additional overburden removal was required earlier than expected to provide full access to exposed ore and maintain slope integrity. The company executed the mine ramp-up strategy and resumed two-train operations late in the fourth quarter of 2021, and the company is on track to operate the Fort Hills asset at average utilization rates of 90% throughout 2022. Higher production from Fort Hills in 2020 reflected Fort Hills operating on two primary extraction trains early in the year.

Annual Report 2021   Suncor Energy Inc.   31

Segment Results and Analysis
Sales Volumes and Mix(1)
Year ended December 31 (mbbls/d)	2021	2020	2019
SCO and diesel	465.7	467.9	483.6

Non-upgraded bitumen	183.8	125.6	187.5
Total	649.5	593.5	671.1

(1)
Beginning in 2020, the company revised the presentation of its sales volumes to aggregate sales from each asset into the categories of “SCO and diesel” and “Non-upgraded bitumen” to better reflect the integration among the company’s assets with no impact to overall sales volumes. Comparative periods have been updated to reflect this change.

SCO and diesel sales volumes were 465,700 bbls/d in 2021, compared to 467,900 bbls/d in 2020, reflecting a build of inventory in 2021, compared to a slight draw in the prior year.
Non-upgraded bitumen sales volumes increased to 183,800 bbls/d in 2021, from 125,600 bbls/d in the prior year, consistent with the increase in production, and reflecting a draw of inventory in 2021, compared to a build of inventory in the prior year.
Price Realizations(1)(2)(3)
Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2021	2020	2019
SCO and diesel	77.73	43.83	70.68

Non-upgraded bitumen	53.80	22.37	45.71

Crude sales basket (all products)	70.96	39.29	63.70
Crude sales basket, relative to WTI	(14.20)	(13.51)	(12.00)

(1)
Contains non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Beginning in 2020, the company revised the presentation of its price realizations to aggregate price realizations from each asset into the categories of  “SCO and diesel” and “Non-upgraded bitumen” to better reflect the integration among the company’s assets with no impact to overall price realizations. Comparative periods have been updated to reflect this change.

(3)
Beginning in 2020, the company revised its “Non-upgraded bitumen” price realization to include midstream activities employed to optimize its logistics capacity and more accurately reflect the performance of the product stream. Comparative periods have been restated to reflect this change.

Oil Sands price realizations increased in 2021 compared to 2020, in line with the improved commodity price environment. The prior year was impacted by the significant decline in transportation fuel demand due to the impacts of the COVID-19 pandemic and OPEC+ supply issues at the beginning of 2020. Price realizations improved in 2021, in line with increased commodity demand, optimism relating to vaccine rollouts and OPEC+ supply management actions.
Royalties
Royalties for the Oil Sands segment were higher in 2021 compared to 2020, primarily due to higher crude price realizations, increased royalties for In Situ operations due to Firebag reaching the higher post-payout phase of its royalty agreement, and increased sales volumes.
Expenses and Other Factors
Total Oil Sands operating and transportation expenses for 2021 were higher relative to 2020, as described in detail below. See the Cash Operating Costs section below for further details. In 2020, the relief provided under the Government of Canada’s Emergency Wage Subsidy (CEWS) program, in addition to safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic have been included in operating and transportation expenses by asset. These recoveries and costs, however, have been excluded from the company’s cash operating costs per barrel metrics for comparability purposes.
At Oil Sands operations, operating costs increased compared to the prior year, primarily due to increased natural gas prices, increased maintenance costs and higher production.
At Fort Hills, operating costs in 2021 increased when compared to the prior year, reflecting increased mine activity to remove overburden and increase ore inventory in preparation for the transition back to a two-train operation in the fourth quarter of 2021. Operating costs during 2021 were also impacted by higher natural gas prices compared to the prior year and increased maintenance costs.
Syncrude operating costs in 2021 increased compared to the prior year, primarily due to higher maintenance costs, production and natural gas prices.
In 2021, increased natural gas prices resulted in an increase of Oil Sands segment operating costs by $295 million compared to 2020.
Oil Sands transportation costs in 2021 increased from the prior year, primarily due to higher sales volumes.
DD&A and exploration expenses for 2021 were comparable to 2020.

32   Annual Report 2021   Suncor Energy Inc.

Cash Operating Costs
Year ended December 31	2021	2020	2019
Oil Sands operating, selling and general expense (OS&G)	8 056	7 169	8 027
Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	4 710	4 292	4 639

Non-production costs(2)	(199)	(107)	(179)

Excess power capacity and other(3)	(375)	(248)	(241)

Inventory changes	21	(3)	48
Oil Sands operations cash operating costs(1) ($ millions)	4 157	3 934	4 267

Oil Sands operations production volumes(4) (mbbls/d)	439.2	380.9	414.5

Oil Sands operations cash operating costs(1) ($/bbl)	25.90	28.20	28.20
Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	897	761	921

Non-production costs(2)	(118)	(52)	(115)

Inventory changes	(15)	(11)	9
Fort Hills cash operating costs(1) ($ millions)	764	698	815

Fort Hills production volumes (mbbls/d)	50.7	58.1	85.3

Fort Hills cash operating costs(1) ($/bbl)	41.35	32.80	26.15
Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	2 449	2 116	2 467

Non-production costs(2)	(234)	(66)	(156)
Syncrude cash operating costs(1)(5) ($ millions)	2 215	2 050	2 311

Syncrude production volumes(4) (mbbls/d)	172.4	165.7	172.3

Syncrude cash operating costs(1) ($/bbl)	35.20	33.80	36.75

(1)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, for 2020, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs in 2020 also include the relief provided under the CEWS program. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.
(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

(4)
Beginning in 2020, Oil Sands operations cash operating costs are based on production volumes, which include internally consumed diesel produced at Oil Sands Base and consumed at Fort Hills, Syncrude and Oil Sands Base, while prior periods presented exclude internally consumed diesel at Oil Sands Base from production volumes. Prior periods were not restated due to the immaterial impact of the change in presentation. Also, beginning in 2020, Syncrude cash operating costs are based on production volumes, which include internally consumed diesel, while prior periods presented exclude internally consumed diesel from production. Prior periods were not restated due to the immaterial impact of the change in presentation.

(5)
Beginning in 2020, the company revised the methodology for calculating Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to reflect this change.

Oil Sands operations cash operating costs per barrel(1) in 2021 decreased to $25.90, compared to $28.20 in the prior year due to increased production, partially offset by higher operating, selling and general expenses, as detailed above. Total Oil Sands operations cash operating costs increased to $4.157 billion from $3.934 billion in the prior year.
Oil Sands operations non-production costs, which are excluded from cash operating costs, were higher in the current year compared to the prior year, as the prior year included relief provided under the CEWS program, partially offset by safe-mode and COVID-19 response costs. The current year non-production costs were also impacted by higher share-based compensation expenses associated with the increase in the company’s share price in the current year compared to the prior year.
Excess power capacity and other costs at Oil Sands operations for 2021 were higher than the prior year, due mainly to an increase in excess power revenues resulting from higher power prices.
Fort Hills cash operating costs per barrel(1) averaged $41.35 in 2021, compared to $32.80 in 2020, reflecting higher operating, selling and general expenses, as detailed above, and decreased production. Non-production costs were higher in 2021 compared to the prior year primarily due to the prior year including the relief provided under the CEWS program, partially offset by safe-mode and COVID-19 response costs, an increase in excess power revenues resulting from higher power prices, and a larger adjustment for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production.
Syncrude cash operating costs per barrel(1) averaged $35.20 in 2021, compared to $33.80 in the previous year, due to an increase in operating, selling and general expenses, as detailed

(1)
Contains non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Annual Report 2021   Suncor Energy Inc.   33

Segment Results and Analysis
above, partially offset by higher production volumes. Non-production costs were higher in 2021 compared to 2020, as the prior year included the relief provided under the CEWS program, and were also impacted by higher long-term incentive expenses in the current year compared to the prior year. Suncor’s share of total Syncrude cash operating costs increased to $2.215 billion from $2.050 billion in 2020.
Planned Maintenance
Significant planned turnaround activities at Firebag are scheduled to commence the second quarter of 2022 and are expected to be completed in the third quarter. Planned annual coker maintenance at Oil Sands Base Upgrader 2 is scheduled to commence in the second quarter of 2022 and is expected to be completed in the third quarter. Additional maintenance is scheduled at Upgrader 1 in the third and fourth quarters of 2022. Planned maintenance is scheduled to commence at Syncrude late in the first quarter of 2022, and planned turnaround activities are scheduled to commence in the third quarter of 2022. Planned maintenance is scheduled at Fort Hills in the second and fourth quarters of 2022. The anticipated impact of these maintenance events has been reflected in the company’s 2022 guidance.
Exploration and Production
2021 Highlights
•
E&P adjusted funds from operations(1) increased to $1.478 billion in 2021, compared to $1.054 billion in the prior year. E&P adjusted operating earnings(1) increased to $890 million in 2021, compared to $13 million in the prior year, and E&P net earnings increased to $1.285 billion in 2021, compared to a net loss of  $832 million in the prior year.

•
In 2021, Suncor and the co-owners of the Terra Nova project finalized an agreement to restructure the project ownership and move forward with the ALE Project, which is expected to extend production life by approximately 10 years. As a result of the agreement, Suncor increased its ownership in the project by approximately 10% to 48%.

•
Buzzard Phase 2, which will extend production life of the existing Buzzard field, achieved first oil in the fourth quarter of 2021. Buzzard Phase 2 is expected to reach its peak production in 2022, adding approximately 12,000 boe/d gross (approximately 3,500 boe/d net to Suncor) to existing Buzzard production.

•
The company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for gross proceeds of US$250 million net of closing adjustments and other closing costs, in addition to future contingent consideration of up to US$50 million. The effective date of the sale was January 1, 2021. The sale reinforces Suncor’s continued focus on capital discipline and enables the company to allocate resources to core assets and maximize shareholder returns.

Strategy and Investment Update
The E&P segment delivers geographically diversified cash flows and focuses primarily on low-cost projects that deliver significant returns, cash flow and long-term value. The E&P business is strengthened by the company’s marketing and trading expertise, which secures market access in both domestic and international markets, optimizes price realizations, manages inventory levels and limits the impacts of external market factors.
The company continues to exercise capital discipline, carefully evaluating future projects and being disciplined in the deployment of capital. In 2021, a decision was made to restructure the Terra Nova project ownership and move forward with the ALE Project. As a result of the agreement, Suncor increased its ownership in the project by approximately 10% to 48% in exchange for a cash payment from the exiting owners. The agreement also includes the previously disclosed royalty and financial support from the Government of Newfoundland and Labrador. The Terra Nova Floating, Production, Storage and Offloading facility is dry-docked in Spain undergoing maintenance work and is expected to sail back to Canada for a safe return to operations before the end of 2022. The Terra Nova ALE Project, which is expected to extend the life of the Terra Nova field by approximately a decade, adding an additional 70 million barrels of resource for the partnership, is expected to provide significant returns to Suncor and many benefits to the Newfoundland and Labrador and Canadian economies in the form of taxes, royalties and employment.
At West White Rose, in 2021, Suncor entered into a conditional agreement to increase its interest in the White Rose assets subject to a number of conditions, including an economic restart decision for the West White Rose Project by mid-2022. Should the conditions be met, Suncor has agreed to increase its ownership interest in the White Rose assets by 12.5% to approximately 40% in exchange for a cash payment by the operator to Suncor.
The company continues to focus on strategic production growth of its E&P assets, with ongoing development activities offshore the east coast of Canada and in the U.K. North Sea intended to leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields. These development activities are planned to continue in 2022, but are expected to be limited to development drilling at Hebron, Hibernia, Fenja and Oda. The Rosebank future development project, which is one of the largest remaining resources in the U.K. North Sea, is currently in the pre-sanction phase.

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

34   Annual Report 2021   Suncor Energy Inc.

Financial Highlights
Year ended December 31 ($ millions)	2021	2020	2019
Gross revenues(1)	2 736	1 851	3 372

Less: Royalties(1)	(236)	(95)	(302)
Operating revenues, net of royalties	2 500	1 756	3 070
Net earnings (loss)	1 285	(832)	1 005
Adjusted for:

Asset (reversal) impairment(2)	(168)	845	393

Gain on significant disposals(3)	(227)	—	(187)

Impact of income tax rate adjustments on deferred income taxes(4)	—	—	(70)
Adjusted operating earnings(5)	890	13	1 141
Adjusted funds from operations(5)	1 478	1 054	2 143

(1)
Production, revenues and royalties from the company’s Libya operations have been presented in the E&P section of this MD&A on an economic basis and exclude an equal and offsetting gross up of revenues and royalties of  $242 million in 2021, $48 million in 2020 and $303 million in 2019, which is required for presentation purposes in the company’s financial statements under the working-interest basis.

(2)
During 2019, the company recorded non-cash impairment charges of  $521 million ($393 million after-tax) against White Rose due to increased capital cost estimates at the West White Rose Project.

(3)
2019 included a gain of  $65 million ($48 million after-tax) related to the sale of certain non-core assets. Also in 2019, Suncor sold its 37% interest in Canbriam Energy Inc. for total proceeds and an equivalent gain of  $151 million ($139 million after-tax), which had previously been written down to nil in 2018 following the company’s assessment of forward natural gas prices and the impact on estimated future cash flows.

(4)
In 2019, the company recorded a $70 million deferred income tax recovery in the E&P segment associated with the Government of Alberta’s substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(5)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Adjusted operating earnings were $890 million for E&P in 2021, compared to $13 million in the prior year, with the increase due to higher realized crude prices and lower DD&A and exploration expense, partially offset by lower production volumes and higher royalties. In 2021, crude oil and refined production realizations increased significantly compared to the prior year, which was significantly impacted by the COVID-19 pandemic and an increase in OPEC+ crude supply.
Net earnings for E&P were $1.285 billion in 2021, compared to a net loss of  $832 million in 2020. In addition to the factors impacting adjusted operating earnings described above, net earnings in 2021 included a non-cash impairment reversal of $221 million ($168 million after-tax) against the company’s share of the Terra Nova assets and a gain of  $227 million ($227 million after-tax) on the sale of the company’s interest in the Golden Eagle Area Development. Net earnings in 2020 included non-cash impairment charges of  $1.119 billion

Annual Report 2021   Suncor Energy Inc.   35

Segment Results and Analysis
($845 million after-tax) against the company’s share of the White Rose and Terra Nova assets.
Adjusted funds from operations were $1.478 billion in 2021, compared to $1.054 billion in 2020. The increase was largely due to the same factors that impacted adjusted operating earnings described above, excluding the impacts of DD&A and exploration expense.
Volumes(1)
Year ended December 31	2021	2020	2019
E&P Canada (mbbls/d)	54.4	59.7	59.9

E&P International (mboe/d)	33.1	42.0	46.9
Total production (mboe/d)	87.5	101.7	106.8
Total sales volumes (mboe/d)	82.8	102.6	106.0

(1)
Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of  “E&P Canada” and “E&P International” to simplify the presentation. Comparative periods have been updated to reflect this change.

E&P Canada production volumes averaged 54,400 bbls/d in 2021, compared to 59,700 bbls/d the prior year, primarily due to natural declines. Both periods were impacted by the absence of production from Terra Nova as the asset has remained off-line since the fourth quarter of 2019.
E&P International production volumes averaged 33,100 boe/d in 2021, compared to 42,000 boe/d in 2020, with the decrease primarily related to natural declines at Buzzard and Oda, partially offset by increased liftings in Libya in 2021 compared to 2020.
E&P sales volumes averaged 82,800 mboe/d in 2021, compared to 102,600 mboe/d in the prior year, consistent with the decrease in production and including a build of inventory in the U.K. and in Canada associated with the timing of cargo sales at year-end.
Price Realizations(1)
Year ended December 31 Net of transportation costs, but before royalties	2021	2020	2019
E&P Canada – Crude oil and natural gas liquids ($/bbl)	84.70	49.69	84.86

E&P International(2) ($/boe)	82.16	50.28	81.22

(1)
Contains non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
E&P International price realizations include the company's U.K. and Norway assets and exclude Libya for all periods presented.

Price realizations at E&P Canada and E&P International increased in 2021 from the prior year, in line with the improved commodity price environment. The prior year was impacted by the significant decline in transportation fuel demand due to the impacts of the COVID-19 pandemic. Price realizations improved in 2021, in line with increased commodity demand, optimism relating to vaccine rollouts and OPEC+ supply management actions.
Royalties
E&P royalties in 2021 were higher than the prior year primarily due to the increase in price realizations.
Expenses and Other Factors
Operating expenses for 2021 were comparable to the prior year.
DD&A and exploration expenses in 2021 decreased from the prior year as a result of the absence of DD&A on the company’s White Rose assets in 2021, as a result of impairment charges in the fourth quarter of 2020, lower DD&A on the Golden Eagle Area Development asset as a result of the asset sale that occurred during the year, lower sales volumes and a decline in exploration activities.
Non-Cash Asset Impairment Reversal
During the third quarter of 2021, the company recorded a non-cash impairment reversal of  $221 million ($168 million after-tax) on its share of the Terra Nova assets as a result of the ALE Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.
Planned Maintenance of Operated Assets
There are no other planned maintenance activities at Terra Nova once the asset returns to operations, which is expected to occur before the end of 2022.
Refining and Marketing
2021 Highlights
•
Suncor leveraged its refinery product mix, midstream logistics flexibility, strong domestic sales network including integration with its retail network, export capabilities and storage capacity to deliver refinery crude throughput of 415,500 bbls/d in 2021, and industry-leading utilization rates of 89%, compared to 407,000 bbls/d and 88% in the prior year.

•
The company’s Canadian refineries outperformed the Canadian refining industry average by over 12%(1) during the year, despite turnarounds being completed across all of the company’s refineries.

(1)
Source: Canada Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum-products/statistics/ weekly-crude-run-summary-data/index.html.

36   Annual Report 2021   Suncor Energy Inc.

•
R&M delivered $3.255 billion in adjusted funds from operations(1) in 2021, compared to $1.708 billion in the prior year. R&M adjusted operating earnings(1) increased to $2.170 billion in 2021, compared to $882 million in the prior year, and R&M net earnings increased to $2.178 billion in 2021, compared to $866 million in the prior year. In 2021, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO(2) method, had a positive impact to net earnings, adjusted operating earnings and adjusted funds from operations of  $795 million after-tax, compared to a negative after-tax impact of  $384 million in 2020.

Strategy and Investment Update
The R&M business is a key component of Suncor’s integrated business model and serves to maximize Suncor’s integrated returns by extending the value chain from oil sands production to the end customer, providing the vital link between Suncor’s resource base and consumer demand for high-quality refined products. The company’s integrated model is supported by the unique advantages of our R&M business, including the key structural advantages of our refineries, our extensive marketing and logistics capabilities and secured market access, enhanced by our marketing and trading expertise.
The company’s refineries are equipped with several key structural advantages, including Suncor’s feedstock advantage, which enables the company to process a heavy crude slate with a high-quality output, while operating in geographically advantaged markets with consistent access to low cost feedstock. The company aims to achieve consistent operational excellence at its refineries through strong reliability and industry-leading refinery utilizations, allowing the company to provide a reliable supply of products to its secured and competitive sales channels, while also operating at optimal levels of utilization to provide reliable offtake for a portion of the production from the Oil Sands segment. The company’s sales channels include the Petro-Canada™ brand, Canada’s #1 fuel brand,(3) with nearly 1,600 retail sites and over 300 PETRO-PASS™ sites located in key metropolitan areas across Canada.
The R&M business is strengthened by the company’s marketing and trading expertise, by optimizing the supply of crude and natural gas liquids feedstock to the company’s four refineries, managing crude inventory levels during refinery turnarounds and periods of unplanned maintenance, as well as managing external impacts from pipeline disruptions. The marketing and logistics organization also moves Suncor’s refinery production to market and ensures supply to Suncor’s branded retail and wholesale marketing channels. The business ensures reliable natural gas supply to Suncor’s upstream and downstream operations and generates incremental revenue through trading and asset optimization. Through Suncor’s midstream and logistics network, the company secures market access, optimizes price realizations associated with refined products and crude oil supply, manages inventory levels and limits the impacts of external market factors.
The company continues to pursue midstream opportunities to expand the company’s market reach, strengthen the company’s sales channels and maximize price realizations, including increasing incremental revenue through increased products trading activities and exploring additional pipeline arrangements that provide feedstock optionality to our refineries.
Suncor continues to focus on operational excellence, including maximizing reliability and utilization, while practicing operating cost and capital discipline. In 2022, Suncor expects refinery throughput to return to 2019 levels, positioning the company to capture improving margins and demand, supported by its secured and competitive sales channels. The R&M capital program in 2022 is heavily weighted towards asset sustainment and maintenance activities focused on ongoing sustainment and enhancement to refinery operations, further driving reliable operations. The company plans to make economic investments in expansions of its retail and wholesale network, further supporting the company’s connection to its customers and increasing its sales channels.
Suncor remains committed to supporting consumers’ transition to a low-emissions future through investments in initiatives designed to provide low-carbon solutions to our customers. Canada’s Electric Highway™, the coast-to-coast network of fast-charging electric vehicle stations across Canada, is one way that we are supporting consumers’ transition to a low-emissions future.

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(3)
Based on Kent (a Kalibrate company) survey data for year-end 2020.

Annual Report 2021   Suncor Energy Inc.   37

Segment Results and Analysis
Financial Highlights
Year ended December 31 ($ millions)	2021	2020	2019
Operating revenues	22 915	15 272	22 304
Net earnings	2 178	866	3 000
Adjusted for:

Unrealized (gain) loss on risk management activities(1)	(8)	16	10

Impact of income tax rate adjustments on deferred taxes(2)	—	—	(88)
Adjusted operating earnings(3)	2 170	882	2 922
Adjusted funds from operations(3)	3 255	1 708	3 863

(1)
Beginning in 2021, the company revised its calculation of adjusted operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2)
In 2019, the company recorded an $88 million deferred income tax recovery in the R&M segment associated with the Government of Alberta’s substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(3)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Beginning in 2021, the company revised its calculation of adjusted operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

R&M contributed annual adjusted operating earnings of $2.170 billion in 2021, compared with $882 million in 2020. The increase was primarily due to a significant increase in crude and refined product benchmarks compared to the prior year, which resulted in a FIFO inventory valuation gain compared to a FIFO inventory valuation loss in the prior year, and an increase in refining and marketing margins, partially offset by an increase in operating expenses.
Net earnings in 2021 were $2.178 billion compared to net earnings of  $866 million in 2020, and were impacted by the same factors as adjusted operating earnings described above. In addition to the factors impacting adjusted operating earnings, net earnings in 2021 included a $10 million ($8 million after-tax) unrealized gain on risk management activities, compared to a $21 million ($16 million after-tax) loss in the prior year.
R&M achieved an annual adjusted funds from operations of $3.255 billion in 2021, compared to $1.708 billion in 2020, due primarily to the same factors that impacted adjusted operating earnings described above.

38   Annual Report 2021   Suncor Energy Inc.

Volumes
Year ended December 31	2021	2020	2019
Crude oil processed (mbbls/d)

Eastern North America	202.8	201.0	203.3

Western North America	212.7	206.0	235.6
Total	415.5	407.0	438.9
Refinery utilization(1)(2) (%)

Eastern North America	91	91	92

Western North America	87	86	98
Total	89	88	95
Refined product sales (mbbls/d)

Gasoline	225.8	214.1	246.6

Distillate(3)	228.5	215.7	218.1

Other	74.1	73.6	74.7
Total	528.4	503.4	539.4
Refining and marketing gross margin – FIFO(4)(5) ($/bbl)	36.85	25.30	40.45

Refining and marketing gross margin – LIFO(4)(5) ($/bbl)	30.90	28.65	36.80

Refining operating expense(5) ($/bbl)	5.95	5.50	5.35

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
The Edmonton refinery crude processing capacity has increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

(3)
Beginning in 2020, to better reflect the increasing integration of the company’s assets, the company revised the presentation of its refined product sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

(4)
Beginning in 2020, refining and marketing gross margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

(5)
Contains non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Refinery crude throughput increased to 415,500 bbls/d and refinery utilization averaged 89% in 2021, compared to refinery crude throughput of 407,000 bbls/d and refinery utilization of 88% in 2020, reflecting strong utilizations across all refineries in 2021, despite the impacts of planned turnaround activities across all of its refineries during the year. The prior year reflected reduced rates as a result of a decrease in consumer demand for transportation fuels due to the impacts of the COVID-19 pandemic.
Total refined product sales increased to 528,400 bbls/d in 2021, compared to 503,400 bbls/d in 2020. Strong utilizations during the year, increased demand and secured sales channels positioned the company to capture the improved business environment.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $30.90/bbl in 2021, from $28.65/bbl in the prior year due to improved benchmark crack spreads and the widening of heavy crude oil differentials, partially offset by the impact a stronger Canadian dollar in relation to the U.S. dollar. Suncor’s refining and marketing gross margin also reflects Suncor’s feedstock advantage, which enables the company to process heavier crude oil, marketing and logistics capabilities and strong sales channels within its integrated retail and wholesale networks.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $36.85/bbl in 2021, from $25.30/bbl in the prior year due to the same factors noted above, in addition to FIFO inventory valuation impacts. In 2021, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, resulted in an after-tax gain of  $795 million. In 2020, FIFO resulted in an after-tax loss of  $384 million, for an overall favourable year-over-year impact of  $1.064 billion after-tax, including the impact of short-term commodity risk management activities.

Expenses and Other Factors
R&M operating and transportation expenses increased compared to the prior year. The increase was primarily due to increased natural gas and power prices in the current year, cost reductions in response to the COVID-19 pandemic impacting the prior year, including the relief provided under the CEWS program, a higher share-based compensation expense in the current year as a result of an increase in the company’s share price and increased throughput. Refining operating expense per barrel(1) was $5.95 in 2021, compared to $5.50 in the prior year, with the increase primarily due to increased absolute costs, partially offset by higher crude throughput.
DD&A expense in 2021 was comparable to the prior year.
Planned Maintenance
Planned turnaround maintenance is scheduled for the Edmonton, Montreal and Sarnia refineries in the second quarter of 2022. The anticipated impact of these maintenance events has been reflected in the company’s 2022 guidance.

(1)
Contains non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Annual Report 2021   Suncor Energy Inc.   39

Segment Results and Analysis
Corporate and Eliminations
2021 Highlights
•
Suncor exceeded its return to shareholder targets for the year, returning a total of  $3.9 billion to shareholders, through $1.6 billion of dividends paid and $2.3 billion in share repurchases, repurchasing the company’s common shares at the highest rate in the company’s history. In 2021, since the start of the NCIB program in February 2021, the company repurchased approximately 84 million of its common shares at an average price of  $27.45 per common share, or the equivalent of 5.5% of Suncor’s common shares as at January 31, 2021.

•
Demonstrating management’s confidence in the company’s ability to generate sustainable and increasing cash flows and its commitment to increasing shareholder returns, the company increased its dividend per share by 100% in the fourth quarter, reinstating the quarterly dividend to $0.42 per common share, returning it to 2019 levels.

•
In 2021, Suncor accelerated its net debt(1) reduction, reducing debt at the highest ever annual pace, resulting in a reduction of net debt by $3.7 billion to $16.1 billion, returning to 2019 net debt levels.

•
In 2021, demonstrating management’s confidence in the company’s ability to generate cash flows, the company cancelled $2.8 billion in bi-lateral credit facilities that were no longer required, as they were entered into in March and April of 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic.

•
Subsequent to the end of the year, the company continued to make meaningful progress towards its net debt reduction and shareholder return targets by completing an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022, and repurchasing an additional 0.5% of its common shares up to February 7, 2022. The company also renewed its NCIB, beginning February 8, 2022, and ending February 7, 2023, for the repurchase of up to approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022.

•
In 2021, company announced its new strategic objective to become a net-zero GHG emissions company by 2050 and to substantially contribute to society’s net-zero ambitions. The company set near-term absolute emissions reduction goals to align with its objective to reach net-zero emissions and plans to meet its goals by reducing its base business emissions, investing in low-emissions ventures and technologies and taking actions that reduce others’ emissions.

•
During 2021, the company increased its investments in clean technology, including an equity investment in Svante Inc., a Canadian carbon capture company that plans to develop technology to capture CO2 from industrial processes at reduced costs, and increased its investment in the Varennes Carbon Recycling facility.

Strategy and Investment Update
Delivering competitive and sustainable returns to shareholders is a top priority of the company and we aim to maximize shareholder returns by focusing on operational excellence, underpinned by safety above all else, capital discipline through investments in high-value projects and technology, and our commitment to environmental stewardship and sustainability.
Suncor continues to progress its digital transformation and implement new digital technologies across the enterprise to help improve the safety, productivity, reliability and environmental performance of our operations. The company anticipates this will enable operational efficiencies that will provide further structural cost savings. In 2022, the company expects to continue to advance its digital transformation through initiatives such as supply chain optimization initiatives and core business systems aimed at improving operational efficiencies, which are expected to contribute to Suncor’s incremental free funds flow targets. The company anticipates that the implementation of digital technologies will improve the safety of our company, facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value.
Returning cash to shareholders and strengthening the balance sheet continues to be a top priority for Suncor; proven by the company’s progress in 2021 related to debt reductions, dividend increase and share repurchases. The company will remain disciplined in its plans to reduce debt towards its 2025 targeted net debt range of  $12–$15 billion. Looking ahead in 2022, the company plans to allocate its annual free funds flow, after its dividend, evenly between share buybacks and debt reductions. Subsequent to the end of the year, a renewal of the company’s NCIB was approved, beginning February 8, 2022, and ending February 7, 2023, for the repurchase of up to approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022.
In 2021, Suncor announced its new strategic objective to become a net-zero GHG emissions company by 2050 and to substantially contribute to society’s net-zero ambitions. To align with this objective, the company has set a near-term goal to reduce annual emissions by 10 megatonnes across its value chain by 2030 to replace its previous goal of reducing its emissions intensity by 30% by 2030. Suncor plans to achieve this by making pragmatic and highly economic investments that are in line with, or synergistic with, our core capabilities, including leveraging our existing expertise in low-carbon power, renewable fuels and expanding into clean hydrogen production. This includes construction of the Forty Mile Wind Power Project, a 200 MW renewable energy power project in southern Alberta, which is expected to generate significant value through sustainable power generation and retention of the generated carbon credits for utilization in Suncor’s upstream business. The project is currently under construction and is expected to be completed and operational late in 2022, contributing to the company’s incremental free funds flow and emissions reduction goals, while meeting growing customer demand for lower-carbon energy.

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

40   Annual Report 2021   Suncor Energy Inc.

Investments in new technologies that leverage Suncor’s existing core capabilities, and provide new sustainable energy sources, are key to Suncor’s expansion of its low-emissions energy business. Strategic equity investments with two biofuel companies that are currently progressing renewable fuel technology projects are examples of how the company is progressing this goal. The first investment, the Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is currently under construction, is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals. In addition, the company also owns an equity investment in LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market. Fabrication of a commercial biorefinery plant near Soperton, Georgia, is well underway and is expected to be on-stream in late-2022 and will allow Suncor to supply sustainable low-emissions aviation fuel to customers. From a design perspective, both projects are being constructed using a design that is expected to be able to be replicated, enabling quick expansion to capture the sizable growth opportunities projected for renewable liquid fuels should economics be attractive. Suncor believes these investments complement its existing biofuels business and demonstrates Suncor’s commitment to being a leader in the global energy expansion.
In 2021, Suncor invested in Svante Inc., a Canadian carbon capture company. With support from Suncor and other companies, Svante Inc. is accelerating the commercial deployment of its technology to capture CO2 from heavy-emitting industries like cement, steel, and oil and gas production at a lower cost than current methods. Carbon capture is a strategic technology area for Suncor to reduce greenhouse gas emissions in Suncor’s base business and produce blue hydrogen as an energy product. In addition, Suncor and ATCO Ltd. announced a partnership on a potential world-scale clean hydrogen project to be developed in Alberta, Canada. A sanctioning decision is expected in 2024 and the facility could be operational as early as 2028, provided it has the required regulatory and fiscal support to render it economic. The project would significantly advance Suncor and Alberta’s hydrogen strategy, generate substantial economic activity and make a large contribution towards Suncor and society’s net-zero ambitions.

Financial Highlights
Year ended December 31 ($ millions)	2021	2020	2019
Net loss	(1 491)	(557)	(679)
Adjusted for:

Unrealized foreign exchange gain on U.S. dollar denominated debt	(101)	(286)	(590)

Restructuring charge	126	—	—

Loss on early repayment of long-term debt	60	—	—

Impact of income tax rate adjustments on deferred income taxes(1)	—	—	(48)
Adjusted operating loss(2)	(1 406)	(843)	(1 317)

Corporate and Renewables	(1 262)	(936)	(1 113)

Eliminations – Intersegment profit (eliminated) realized	(144)	93	(204)
Adjusted funds used in operations(2)	(1 322)	(872)	(1 249)

(1)
In 2019, the company recorded a $48 million deferred income tax recovery associated with the Government of Alberta’s substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Corporate and Renewables
Corporate incurred an adjusted operating loss of  $1.262 billion in 2021, compared with an adjusted operating loss of  $936 million in 2020, with the increased adjusted operating loss primarily due to a share-based compensation expense in 2021 versus a share-based compensation recovery in 2020. The adjusted operating loss in 2020 included favourable income tax settlements and relief provided under the CEWS program. Suncor capitalized $144 million of its borrowing costs in 2021, compared to $120 million in 2020, as part of the cost of major development assets and construction projects in progress.
Year ended December 31	2021	2020	2019
Renewable Energy power generation marketed (gigawatt hours)(1)	183	200	184

(1)
Power generated includes curtailed production for which the company was compensated.

Eliminations – Intersegment Profit Realized (Eliminated)
Eliminations reflect the deferral or realization of profit on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. In 2021, the company deferred $144 million of after-tax intersegment profit, compared to a realization of profit of  $93 million in the prior year. The deferral of profit in 2021 was driven by the increase in Oil Sands price realizations in 2021, as lower margin crude refinery feedstock sourced internally from Oil Sands was sold and replaced by higher margin crude inventory, resulting in a deferral of profit at the enterprise level.
Adjusted funds used in operations for the Corporate and Eliminations segment were $1.322 billion in 2021, compared to $872 million in 2020, and were influenced by the same factors that impacted adjusted operating loss, adjusted for the non-cash component of share-based compensation expense.

Annual Report 2021   Suncor Energy Inc.   41

5. Fourth Quarter 2021 Analysis
Financial and Operational Highlights
Three months ended December 31 ($ millions, except as noted)	2021	2020
Net earnings (loss)

Oil Sands	896	(293)

Exploration and Production	465	(379)

Refining and Marketing	450	268

Corporate and Eliminations	(258)	236
Total	1 553	(168)
Adjusted operating earnings (loss)(1)(2)

Oil Sands	898	(130)

Exploration and Production	238	44

Refining and Marketing	437	280

Corporate and Eliminations	(279)	(303)
Total	1 294	(109)
Adjusted funds from (used in) operations(1)

Oil Sands	2 175	729

Exploration and Production	425	312

Refining and Marketing	765	415

Corporate and Eliminations	(221)	(235)
Total adjusted funds from operations	3 144	1 221

Changes in non-cash working capital	(529)	(407)
Cash flow provided by operating activities	2 615	814
Production volumes (mboe/d)

Oil Sands – Upgraded – net SCO and diesel	515.0	514.3

Oil Sands – Non-upgraded bitumen	150.9	157.2

Exploration and Production	77.4	97.7
Total	743.3	769.2

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

Net Earnings (Loss)
Suncor’s consolidated net earnings for the fourth quarter of 2021 were $1.553 billion, compared to a net loss of  $168 million for the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings described subsequently in this section.
Other items affecting net earnings (loss) over these periods included:
•
The unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses was $25 million ($21 million after-tax) for the fourth quarter of 2021, compared to a gain of  $602 million ($539 million after-tax) for the fourth quarter of 2020.

•
The unrealized gain on risk management activities recorded in other income (loss) was $14 million ($11 million after-tax) for the fourth quarter of 2021, compared to a $44 million ($33 million after-tax) loss for the fourth quarter of 2020.

•
The gain of  $227 million ($227 million after-tax) on the sale of the company’s interest in the Golden Eagle Area Development, which was completed early in the fourth quarter of 2021 and recorded in the E&P segment.

•
During the fourth quarter of 2020, the company recorded non-cash impairment charges of  $559 million ($423 million after-tax) against its share of the White Rose assets, in the E&P segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project.

•
In the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project in the Oil Sands segment.

Adjusted Funds From Operations and Cash Flow provided by Operating Activities
Adjusted funds from operations were $3.144 billion ($2.17 per common share) in the fourth quarter of 2021, compared to $1.221 billion ($0.80 per common share) in the fourth quarter of 2020. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings (loss) noted below.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.615 billion ($1.80 per common share) for the fourth quarter of 2021, compared to $814 million ($0.53 per common share) in the prior year quarter. In addition to the factors noted below, cash flow provided by operating activities was further impacted by a use of cash associated with the company’s working capital balances in both periods. The use of cash in the fourth quarter of 2021 was primarily due to an increase in accounts receivable related to increased sales and an increase in crude oil price realizations during the quarter, and a decrease in accounts payable and accrued liabilities, partially offset by an increase in taxes payable related to the company’s 2021 income tax expense, which is payable in early 2022.

42   Annual Report 2021   Suncor Energy Inc.

Segmented Analysis
Oil Sands
The Oil Sands segment had adjusted operating earnings of $898 million in the fourth quarter of 2021, compared to an adjusted operating loss of  $130 million in the prior year quarter. The increase was primarily due to higher realized crude prices, as crude benchmarks were lower in the prior year quarter as a result of the COVID-19 pandemic, partially offset by an increase in royalties and operating expenses.
The company’s net SCO production of 515,000 bbls/d in the fourth quarter of 2021 was comparable to 514,300 bbls/d in the prior year quarter, resulting in a combined upgrader utilization rate of 96% in the fourth quarter of 2021 compared to 95% in the prior year quarter. Increased SCO production at Oil Sands Base, with increased In Situ bitumen production being diverted to upgrading to maximize higher-value SCO production, was largely offset by lower production at Syncrude due to unplanned maintenance, which was completed subsequent to the quarter. Production in the prior year quarter was impacted by planned maintenance at Oil Sands Base, which was completed early in the quarter.
The company’s non-upgraded bitumen production was 150,900 bbls/d in the fourth quarter of 2021, compared to 157,200 bbls/d in the prior year quarter, with the decrease primarily due to lower production at Fort Hills, which resumed two-train operations late in the fourth quarter of 2021. The company is on track to operate the Fort Hills asset at average utilization rates of 90% throughout 2022.
In the fourth quarter of 2021, non-upgraded bitumen production from the company’s In Situ assets was comparable to the prior year quarter, with an overall increase in production volumes being offset by increased Firebag bitumen production being diverted to upgrading. The fourth quarter of 2021 was impacted by fewer maintenance activities at Firebag compared to the prior year quarter.
SCO and diesel sales volumes were 496,100 bbls/d in the fourth quarter of 2021, compared to 495,600 bbls/d in the prior year quarter, consistent with the increase in upgraded production.
Non-upgraded bitumen sales volumes increased to 176,700 bbls/d in the fourth quarter of 2021, compared to 139,600 bbls/d in the prior year quarter, due to a draw in inventory in the fourth quarter of 2021 compared to a build of inventory in the prior year quarter, partially offset by the decrease in production in the current quarter.
Exploration and Production
Adjusted operating earnings for the E&P segment in the fourth quarter of 2021 increased to $238 million compared to $44 million in the prior year quarter, with the increase primarily due to higher realized crude prices and lower DD&A, partially offset by lower sales volumes.
Production volumes for E&P Canada were 47,600 bbls/d in the fourth quarter of 2021, compared to 56,800 bbls/d in the prior year quarter, primarily due to natural declines. Both periods were impacted by the absence of production from Terra Nova as the asset has remained off-line since the fourth quarter of 2019.
E&P International production was 29,800 boe/d in the fourth quarter of 2021, compared to 40,900 boe/d in the prior year quarter. Production volumes decreased in the current quarter primarily due to the absence of production from the Golden Eagle Area Development, as the sale of the asset was completed early in the fourth quarter of 2021, and natural declines.
E&P sales volumes decreased to 67,200 boe/d in the fourth quarter of 2021, compared to 98,800 boe/d in the prior year quarter, due to the decrease in production and a build of inventory at E&P Canada associated with the timing of cargo sales at year-end.
Refining and Marketing
R&M adjusted operating earnings in the fourth quarter of 2021 increased to $437 million from $280 million in the prior year quarter. The increase was primarily due to higher refining and marketing margins as a result of significantly higher crack spread benchmarks in the fourth quarter of 2021 compared to the prior year quarter. Adjusted operating earnings included a FIFO inventory valuation gain of $106 million after-tax on the increase in crude and refined product benchmarks in the fourth quarter of 2021, compared to a $44 million after-tax gain in the prior year quarter. Adjusted operating earnings were unfavourably impacted by increased operating expenses in the fourth quarter of 2021 compared to the prior year quarter.
Refinery crude throughput increased to 447,000 bbls/d and refinery utilization was 96% in the fourth quarter of 2021, compared to refinery crude throughput of 438,000 bbls/d and refinery utilization of 95% in the prior year quarter, reflecting strong utilizations across all refineries. Refined product sales in the fourth quarter of 2021 increased to 550,100 bbls/d, compared to 508,800 bbls/d in the prior year quarter. Strong utilizations during the quarter, increased demand and secured sales channels positioned the company to capture the improved business environment.
Corporate and Eliminations
Corporate and Eliminations incurred an adjusted operating loss of  $279 million for the fourth quarter of 2021, compared to an adjusted operating loss of  $303 million for the prior year quarter, with the increased loss attributable to favourable tax settlements in the prior year quarter, partially offset by a decrease in interest expense on long-term debt as a result of debt repayments that occurred throughout 2021. Suncor capitalized $38 million of its borrowing costs in the fourth quarter of 2021 as part of the cost of major development assets and construction projects in progress, compared to $26 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the fourth quarter of 2021, the company realized $25 million of after-tax intersegment profit compared to a deferral of  $21 million of after-tax intersegment profit in the prior year quarter.

Annual Report 2021   Suncor Energy Inc.   43

6. Quarterly Financial Data
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Dec 31 2021	Sept 30 2021	June 30 2021	Mar 31 2021	Dec 31 2020	Sept 30 2020	June 30 2020	Mar 31 2020
Total production (mboe/d)

Oil Sands	665.9	605.1	615.7	690.6	671.5	519.0	553.7	630.1

Exploration and Production	77.4	93.5	84.0	95.3	97.7	97.2	101.8	109.7
	743.3	698.6	699.7	785.9	769.2	616.2	655.5	739.8
Revenues and other income

Operating revenues, net of royalties	11 149	10 145	9 159	8 679	6 615	6 427	4 229	7 391

Other income (loss)	10	68	(66)	(43)	(21)	30	16	365
	11 159	10 213	9 093	8 636	6 594	6 457	4 245	7 756
Net earnings (loss)	1 553	877	868	821	(168)	(12)	(614)	(3 525)

per common share(1) (dollars)	1.07	0.59	0.58	0.54	(0.11)	(0.01)	(0.40)	(2.31)
Adjusted operating earnings (loss)(2)(3)	1 294	1 043	722	746	(109)	(338)	(1 345)	(421)

per common share(3)(4)(5) (dollars)	0.89	0.71	0.48	0.49	(0.07)	(0.22)	(0.88)	(0.28)
Adjusted funds from operations(2)	3 144	2 641	2 362	2 110	1 221	1 166	488	1 001

per common share(4)(5) (dollars)	2.17	1.79	1.57	1.39	0.80	0.76	0.32	0.66
Cash flow provided by (used in) operating activities	2 615	4 718	2 086	2 345	814	1 245	(768)	1 384

per common share(5) (dollars)	1.80	3.19	1.39	1.54	0.53	0.82	(0.50)	0.91
ROCE(4) (%) for the twelve months ended	8.6	4.5	1.9	(1.4)	(6.9)	(10.2)	(7.5)	(1.3)
ROCE excluding impairments and impairment reversals(4)(6) (%) for the twelve months ended	8.2	4.9	2.6	(0.6)	(2.9)	(1.3)	1.0	7.0
After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	21	(257)	156	181	539	290	478	(1 021)
Common share information (dollars)

Dividend per common share	0.42	0.21	0.21	0.21	0.21	0.21	0.21	0.47

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	31.65	26.26	29.69	26.27	21.35	16.26	22.89	22.46

New York Stock Exchange (US$)	25.03	20.74	23.97	20.90	16.78	12.23	16.86	15.80

(1)
Represented on a basic and diluted per share basis.

(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A. Adjusted operating earnings (loss) for each quarter are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted Funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(3)
Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(4)
Contains non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(5)
Represented on a basic per share basis.

(6)
ROCE excluding impairments would have been 5.1% for the first quarter of 2020 excluding the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

44   Annual Report 2021   Suncor Energy Inc.

Business Environment
Three months ended (average for the period ended, except as noted)		Dec 31 2021	Sept 30 2021	June 30 2021	Mar 31 2021	Dec 31 2020	Sept 30 2020	June 30 2020	Mar 31 2020
WTI crude oil at Cushing	US$/bbl	77.15	70.55	66.05	57.80	42.65	40.95	27.85	46.10

Dated Brent crude	US$/bbl	79.70	73.45	68.85	60.85	44.20	43.00	29.20	50.15

Dated Brent/Maya FOB price differential	US$/bbl	8.60	7.80	6.20	4.70	3.30	3.50	2.70	15.95

MSW at Edmonton	Cdn$/bbl	93.25	83.75	77.25	66.55	50.25	51.30	30.20	52.00

WCS at Hardisty	US$/bbl	62.50	56.95	54.60	45.40	33.35	31.90	16.35	25.60

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(14.65)	(13.60)	(11.45)	(12.40)	(9.30)	(9.05)	(11.50)	(20.50)

SYN-WTI (differential) premium	US$/bbl	(1.80)	(1.60)	0.35	(3.50)	(3.05)	(2.45)	(4.55)	(2.70)

Condensate at Edmonton	US$/bbl	79.10	69.20	66.40	58.00	42.55	37.55	22.20	46.20

Natural gas (Alberta spot) at AECO	Cdn$/mcf	4.70	3.60	3.10	3.15	2.65	2.25	2.00	2.05

Alberta Power Pool Price	Cdn$/MWh	107.30	100.35	104.50	95.45	46.15	43.85	29.90	67.05

New York Harbor 2-1-1 crack(1)	US$/bbl	20.65	20.90	20.35	15.60	9.85	10.20	12.20	14.75

Chicago 2-1-1 crack(1)	US$/bbl	16.90	20.45	20.25	13.40	7.95	7.75	6.75	9.75

Portland 2-1-1 crack(1)	US$/bbl	25.35	26.70	24.55	15.80	13.15	12.55	12.20	18.30

Gulf Coast 2-1-1 crack(1)	US$/bbl	19.65	19.55	18.25	14.45	9.00	8.55	9.00	13.00

U.S. Renewable Volume Obligation	US$/bbl	6.10	7.33	8.13	5.50	3.48	2.64	2.21	1.58

Exchange rate	US$/Cdn$	0.79	0.79	0.81	0.79	0.77	0.75	0.72	0.74

Exchange rate (end of period)	US$/Cdn$	0.79	0.78	0.81	0.80	0.78	0.75	0.73	0.71

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings (Loss)
Trends in Suncor’s quarterly revenue, net earnings (loss) and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude price differentials, refining crack spreads and foreign exchange rates as described in the Financial Information section of this MD&A. Trends in Suncor’s quarterly net earnings (loss) and adjusted funds from operations are also affected by other significant events impacting operations, such as the COVID-19 pandemic beginning in the first quarter of 2020, operational incidents and the Government of Alberta’s mandatory production curtailments that were implemented during 2019 and suspended effective December 2020.
In addition to the impacts of changes in production volumes and business environment, net earnings (loss) over the last eight quarters were affected by the following events or significant adjustments:
•
During the fourth quarter of 2021, the company recorded a gain of  $227 million ($227 million after-tax) on the sale of the company’s interest in the Golden Eagle Area Development, in the E&P segment.

•
During the third quarter of 2021, the company recorded a non-cash impairment reversal of  $221 million ($168 million after-tax) against its share of the Terra Nova assets, in the E&P segment, as a result of the ALE Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.
•
During the third quarter of 2021, the company recorded a loss of  $80 million ($60 million after-tax) for early repayment of long-term debt in financing expenses in the Corporate and Eliminations segment.

•
During the first quarter of 2021, the company recorded a restructuring charge of  $168 million ($126 million after-tax) related to workforce reductions in operating, selling and general expenses in the Corporate and Eliminations segment.

•
During the fourth quarter of 2020, the company recorded non-cash impairment charges of  $559 million ($423 million after-tax) against its share of the White Rose assets, in the E&P segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project.

•
During the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project in the Oil Sands segment.

•
During the first quarter of 2020, the company recorded non-cash impairment charges of  $1.821 billion ($1.376 billion after-tax) on its share of the Fort Hills assets, in the Oil Sands segment, and $560 million ($422 million after-tax) against its share of the White Rose

Annual Report 2021   Suncor Energy Inc.   45

Quarterly Financial Data
and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices in 2020 as a result of decreased global demand due to the impacts of the COVID-19 pandemic and changes to their respective capital, operating and production plans.
•
During the first quarter of 2020, the company recorded a hydrocarbon inventory write-down to net realizable value of  $240 million ($177 million after-tax) in the Oil Sands segment, and $296 million ($220 million after-tax) in the R&M segment, as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The full hydrocarbon inventory write-down amount of  $536 million ($397 million after-tax) was included in net earnings but was excluded from adjusted operating earnings and adjusted funds from operations in the first quarter of 2020, and realized through adjusted operating earnings and adjusted funds from operations in the second quarter of 2020 when the product was sold.

46   Annual Report 2021   Suncor Energy Inc.

7. Capital Investment Update
Capital and Exploration Expenditures by Segment
Year ended December 31 ($ millions)	2021	2020	2019
Oil Sands	3 168	2 736	3 522

Exploration and Production	270	489	1 070

Refining and Marketing	825	515	818

Corporate and Eliminations	292	186	148
Total capital and exploration expenditures	4 555	3 926	5 558

Less: capitalized interest on debt	(144)	(120)	(122)
	4 411	3 806	5 436
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
Year ended December 31, 2021 ($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total
Oil Sands

Oil Sands Base	1 216	420	1 636

In Situ	132	298	430

Fort Hills	253	—	253

Syncrude	652	97	749

Exploration and Production	—	242	242

Refining and Marketing	751	73	824

Corporate and Eliminations	53	224	277
	3 057	1 354	4 411

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity, and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

In 2021, Suncor’s capital expenditures on property, plant and equipment and exploration activities totalled $4.411 billion, excluding capitalized borrowing costs of  $144 million, of which 30% was directed towards economic investment activities and 70% towards asset sustainment and maintenance activities, meeting its planned capital spending program guidance for the year.
The company’s 2021 capital expenditures were focused on the safety and reliability of the company’s operations, heavily weighted towards asset sustainment and maintenance activities through the largest annual maintenance program in the company’s history, which included significant planned turnaround activities across all of its refineries, at Oil Sands operations, including a significant planned turnaround at Oil Sands Base plant Upgrader 2, and a planned turnaround at Syncrude’s largest coker. In 2020, due to the impacts of the COVID-19 pandemic, the company deferred, suspended and cancelled certain capital projects or changed the scope of work to reduce costs and to comply with COVID-19 safety measures.
Activity in 2021 included the following:
Oil Sands Base
Oil Sands Base asset sustainment and maintenance capital expenditures were $1.216 billion in 2021 and were primarily focused on ensuring continued safe, reliable and efficient operations. The company’s planned maintenance program in 2021 included coker annual planned maintenance in the spring and the significant five-year planned turnaround at Upgrader 2 in the fall.
Oil Sands Base economic capital of  $420 million in 2021 was primarily focused on progressing the investment in low-carbon power generation by replacing its coke-fired boilers with a new cogeneration facility.
In Situ
In Situ capital expenditures were $430 million in 2021, of which $298 million was directed towards economic investment activities, which focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing

Annual Report 2021   Suncor Energy Inc.   47

Capital Investment Update
well pads declines. Asset sustainment and maintenance capital expenditures of  $132 million were primarily directed towards the company’s planned maintenance program, including planned maintenance at Firebag.
Fort Hills
Fort Hills capital expenditures were $253 million in 2021, all directed towards asset sustainment and capital expenditures related to mine and tailings development to support ongoing operations.
Syncrude
Syncrude capital expenditures were $749 million in 2021, the majority of which was directed toward asset sustainment and maintenance capital expenditures that focused on improving asset reliability and included the planned turnaround at Syncrude’s largest coker.
Exploration and Production
E&P capital and exploration expenditures were $242 million in 2021, and were focused on economic investment projects, including development drilling at Hebron, and development work at Buzzard Phase 2, the Fenja project and Terra Nova related to the ALE Project. The Terra Nova Floating, Production, Storage and Offloading facility is dry-docked in Spain undergoing maintenance work and is expected to sail back to Canada and return to operations before the end of 2022.
Refining and Marketing
R&M capital expenditures were $824 million in 2021, and were primarily related to the ongoing sustainment of, and enhancement to, refinery and retail operations. This included planned turnaround activities across all of the company’s refineries during the year.
Corporate
Corporate capital expenditures were $277 million in 2021, primarily directed towards economic investment projects related to the company’s information technology and other corporate initiatives, and the Forty Mile Wind Power Project.
Suncor anticipates 2022 capital expenditures to be directed to the following projects and initiatives:
Oil Sands operations
For 2022, plans for economic investment include capital to progress low-carbon power generation to replace the coke-fired boilers at Oil Sands Base, which is expected to be in-service between 2024 and 2025. Additional investment to maintain production capacity at existing facilities includes the continued development of reserves by building new well pads at In Situ.
Asset sustainment and maintenance capital expenditures for 2022 include spend on tailings management and the significant planned turnaround at Firebag, planned maintenance at Upgrader 1 and planned coker annual maintenance at Upgrader 2.
Fort Hills
Asset sustainment and maintenance capital expenditures for 2022 will focus on ongoing development of mining and tailings management projects to preserve production capacity.
Syncrude
For 2022, plans for economic investment will include capital to progress the Mildred Lake Extension-West mining project. Sustaining capital expenditures for 2022 will focus on planned maintenance and reliability programs aimed at maintaining production capacity, which includes planned maintenance in tailings and a major planned turnaround.
Exploration and Production
Capital expenditures for 2022 are expected to include economic investments at Terra Nova, Hebron, Hibernia, Fenja, Oda, Buzzard and the Rosebank future development project.
Refining and Marketing
The company expects that sustaining capital will focus on ongoing sustainment and enhancement to refinery and retail operations, including planned maintenance activities across the company’s refineries. Economic investment projects will be primarily focused on the company’s retail and wholesale network.
Corporate
For 2022, the company plans to continue to make economic investments in digital technology initiatives and the Forty Mile Wind Power Project in southern Alberta, which is planned for completion in late 2022.

48   Annual Report 2021   Suncor Energy Inc.

8. Financial Condition and Liquidity
Liquidity and Capital Resources
At December 31 ($ millions, except as noted)	2021	2020	2019
Cash flow provided by (used in)

Operating activities	11 764	2 675	10 421

Investing activities	(3 977)	(4 524)	(5 088)

Financing activities	(7 464)	1 786	(5 537)

Foreign exchange loss on cash and cash equivalents	(3)	(12)	(57)
Increase (decrease) in cash and cash equivalents	320	(75)	(261)
Cash and cash equivalents, end of year	2 205	1 885	1 960
Return on Capital Employed (%)(1)(2)	8.6	(6.9)	4.9
Net debt to adjusted funds from operations(1) (times)	1.6	5.1	1.5
Total debt to total debt plus shareholders’ equity(1) (%)	33.4	37.8	29.9
Net debt to net debt plus shareholders’ equity(1)(3) (%)	30.6	35.7	27.6
Net debt to net debt plus shareholders’ equity – excluding leases(1)(3) (%)	26.6	32.1	23.7

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
ROCE would have been 8.2% for the twelve months ended December 31, 2021, excluding the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021. ROCE would have been (2.9%) for the twelve months ended December 31, 2020, excluding the impact of impairments of  $559 million ($423 million after-tax) in the fourth quarter of 2020 and $1.821 billion ($1.376 billion after-tax) and $560 million ($422 million after-tax) in the first quarter of 2020. ROCE would have been 10.0% for the twelve months ended December 31, 2019, excluding the impact of impairments of  $3.716 billion ($2.803 billion after-tax) and $521 million ($393 million after-tax) in the fourth quarter of 2019.

(3)
Beginning in the first quarter of 2021, the company has added two supplemental debt metrics that reflect additional information that management uses to evaluate capital management.

Cash Flow Provided by Operating Activities
Cash flow provided by operating activities was $11.764 billion in 2021 compared to $2.675 billion in 2020. The increase was primarily due to higher crude oil and refined product realizations reflecting the improved business environment and higher crude production and refinery crude throughput. These factors were partially offset by an increase in royalties, primarily associated with higher crude price realizations, and increased operating expenses. The prior year was negatively impacted by the significant decline in transportation fuel demand, partially offset by cost reductions in response to the COVID-19 pandemic, including the relief provided under the CEWS program.
The current period cash flow provided by operating activities reflects a source of cash in working capital, primarily due to a net increase in taxes payable related to the company’s 2021 income tax expense, which is payable in early 2022, and an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable related to an increase in crude oil price realizations during the year. The prior period cash flow provided by operating activities reflects a use of cash in working capital.
Cash Flow Used in Investing Activities
Cash flow used in investing activities was $3.977 billion in 2021 compared to $4.524 billion in 2020. The decrease was primarily due to a decrease in investing working capital related to the timing of payments and proceeds from the sale of the company’s interest in the Golden Eagle Area Development. This was partially offset by increased capital expenditures in the current year related to the largest annual maintenance program in the company’s history. In 2020, the company reduced, deferred or cancelled certain capital projects in response to the COVID-19 pandemic.
Cash Flow (Used in) Provided by Financing Activities
Cash flow used in financing activities was $7.464 billion in 2021, compared to cash flow provided by financing activities of  $1.786 billion in 2020. Cash flow used in financing activities in 2021 was primarily related to the decrease in short-term debt and net long-term debt and increased share repurchases.
Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents and available credit facilities, including commercial paper. Suncor’s management believes the company will have sufficient capital resources to fund its planned 2022 capital spending program of  $4.7 billion and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper, if needed, and accessing capital markets. The company’s cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties, foreign exchange rates and demand for transportation fuels.

Annual Report 2021   Suncor Energy Inc.   49

Financial Condition and Liquidity
The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.
Available Sources of Liquidity
Cash and Cash Equivalents
Included in cash and cash equivalents of  $2.205 billion at December 31, 2021, are short-term investments with weighted average days to maturity of approximately 20 days. In 2021, the company earned approximately $1 million of interest income on these investments.
Financing Activities
Suncor’s interest on debt and lease liabilities (before capitalized interest) in 2021 was $995 million, a decrease from $1.050 billion in 2020, due to a significant decrease in short-term debt during the year and the net reduction of long-term debt that occurred over the course of 2021.
Available lines of credit at December 31, 2021, decreased to $4.247 billion compared to $6.043 billion at December 31, 2020. The decrease in liquidity was primarily due to the cancellation of  $2.8 billion in bi-lateral credit facilities that were no longer required as they were entered into in March and April of 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic, and a reduction in the size of the company’s syndicated credit facilities. The decrease was partially offset by increased credit availability as a result of a lower commercial paper balance. As of December 31, 2021, Suncor had approximately $6.5 billion of liquidity.
A summary of total and unutilized credit facilities at December 31, 2021, is as follows:
($ millions)	2021
Fully revolving and expires in 2025	3 000

Fully revolving and expires in 2024	2 531

Can be terminated at any time at the option of the lenders	1 420
Total credit facilities	6 951

Credit facilities supporting outstanding commercial paper	(1 284)

Credit facilities supporting standby letters of credit	(1 147)
Total unutilized credit facilities(1)	4 520

(1)
Available credit facilities for liquidity purposes were $4.247 billion at December 31, 2021 (December 31, 2020 – $6.043 billion).

Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. At December 31, 2021, total debt to total debt plus shareholders’ equity was 33.4% (December 31, 2020 – 37.8%), a decrease from the prior year due to lower debt levels and higher shareholders’ equity as a result of increased net earnings. The company is currently in compliance with all operating covenants as at December 31, 2021.
Change in Net Debt(1)
($ millions)
Total debt(1) – December 31, 2020	21 699

Net decrease in long-term debt	(1 028)

Net decrease in short-term debt	(2 256)

Increase in lease liability	308

Lease payments	(325)

Foreign exchange on debt, and other	(44)
Total debt(1) – December 31, 2021	18 354

Less: Cash and cash equivalents – December 31, 2021	2 205
Net debt(1) – December 31, 2021	16 149

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

At December 31, 2021, Suncor’s net debt was $16.149 billion, compared to $19.814 billion at December 31, 2020. During 2021, net debt decreased by $3.665 billion, primarily due to a net decrease in short-term and long-term debt, lease principal payments made in 2021 and an increase in cash and cash equivalents relative to the prior year, partially offset by additional leases entered into in 2021.
For the year ended December 31, 2021, the company’s net debt to adjusted funds from operations measure was 1.6 times, which is lower than management’s maximum target of less than 3.0 times.
Subsequent to the end of the year, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
Credit Ratings
The company’s credit ratings impact its cost of funds and liquidity. In particular, the company’s ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company’s credit rating may also have potentially adverse consequences for the company’s funding capacity or access to the capital markets, may affect the company’s ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

50   Annual Report 2021   Suncor Energy Inc.

As at February 23, 2022, the company’s long-term senior debt ratings are:
Long-Term Senior Debt	Rating	Long-Term Outlook
Standard & Poor’s	BBB+	Negative

Dominion Bond Rating Service	A (low)	Stable

Moody’s Investors Service	Baa1	Stable
As at February 23, 2022, the company’s commercial paper ratings are:
Commercial Paper	Cdn Program Rating	U.S. Program Rating
Standard & Poor’s	A-1 (low)	A-2

Dominion Bond Rating Service	R-1 (low)	Not rated

Moody’s Investors Service	Not rated	P2
Refer to the Description of Capital Structure – Credit Ratings section of Suncor’s 2021 AIF for a description of credit ratings listed above.
Common Shares
Outstanding Shares
(thousands)	December 31, 2021
Common shares	1 441 251

Common share options – exercisable	28 421

Common share options – non-exercisable	8 669
As at February 23, 2022, the total number of common shares outstanding was 1,431,430,756 and the total number of exercisable and non-exercisable common share options outstanding was 32,937,645. Once exercisable, each outstanding common share option may be exercised for one common share.
Share Repurchases
In the first quarter of 2021, the TSX accepted a notice filed by Suncor to commence an NCIB to repurchase common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 8, 2021, and ending February 7, 2022, Suncor may purchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of Suncor’s 1,525,150,794 issued and outstanding common shares as at January 31, 2021.
During the third quarter of 2021, and following the Board’s approval to increase the company’s share repurchase program to up to approximately 5% of the company’s outstanding common shares, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on July 30, 2021, to repurchase common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The amended notice provided that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021.
During the fourth quarter of 2021, and following the Board’s approval to increase the company’s share repurchase program to up to approximately 7% of the company’s public float, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on October 29, 2021, to purchase common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 76,250,000 shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 106,700,000, or approximately 7% of Suncor’s public float as at January 31, 2021.
Subsequent to the fourth quarter of 2021, and following the Board’s approval to renew the company’s share repurchase program to repurchase up to approximately 5% of the company’s common shares, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date thereof. As at January 31, 2022, Suncor had 1,435,748,494 common shares issued and outstanding.
Pursuant to Suncor’s previous NCIB, as amended on October 29, 2021, Suncor agreed that it would not purchase more than 106,700,000 common shares between February 8, 2021, and February 7, 2022. Between February 8, 2021, and February 7, 2022, and pursuant to Suncor’s previous NCIB (as amended), Suncor repurchased 91,046,656 common shares on the open market for approximately $2.554 billion, at a weighted average price of  $28.06 per share.
Between February 8, 2022, and February 23, 2022, and pursuant to Suncor’s current NCIB (as renewed), Suncor repurchased 3,224,200 shares on the open market for approximately $120 million, at a weighted average price of $37.21 per share.
The actual number of common shares that may be repurchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term strategy.

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Financial Condition and Liquidity
At December 31 ($ millions, except as noted)	2021	2020	2019
Share repurchase activities (thousands of common shares)

Shares repurchased	83 959	7 527	55 298
Share repurchase cost	2 304	307	2 274
Weighted average repurchase price per share (dollars per share)	27.45	40.83	41.12
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be re-sold shortly after purchase.
The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial condition or financial performance, including liquidity and capital resources.
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

	Payment due by period
($ millions)	2022	2023	2024	2025	2026	Thereafter	Total
Long-term debt(1)	969	1 295	720	1 403	1 724	18 836	24 947

Decommissioning and restoration costs(2)	305	354	407	401	348	12 012	13 827

Long-term contracts, pipeline capacity and energy services commitments(3)	1 957	1 555	1 470	1 323	1 263	8 228	15 796

Exploration work commitments(3)	—	20	—	64	1	454	539

Lease obligations(4)	459	407	372	342	318	2 633	4 531

Other long-term obligations(5)	4	18	18	18	18	—	76
Total	3 694	3 649	2 987	3 551	3 672	42 163	59 716

(1)
Includes long-term debt and interest payments on long-term debt. Refer to note 21 and note 27 of Suncor’s 2021 audited Consolidated Financial Statements.

(2)
Represents the undiscounted and uninflated amount of decommissioning and restoration costs. Refer to note 24 of Suncor’s 2021 audited Consolidated Financial Statements.

(3)
Refer to note 32 of Suncor’s 2021 audited Consolidated Financial Statements.

(4)
Refer to note 21 and note 27 of Suncor’s 2021 audited Consolidated Financial Statements.

(5)
Includes Libya EPSA signature bonus and merger consent. Please refer to note 22 of Suncor’s 2021 audited Consolidated Financial Statements.

Transactions with Related Parties
The company enters into transactions with related parties in the normal course of business. These transactions primarily include sales to associated entities in the company’s R&M segment. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 31 of the 2021 audited Consolidated Financial Statements.
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Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates as part of its overall risk management program, as well as for trading purposes. For the year ended December 31, 2021, the pre-tax earnings impact of risk management and trading activities was $155 million (2020 – pre-tax earnings of  $175 million).
Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

($ millions)	2021	2020
Fair value outstanding, beginning of year	(121)	(39)

Cash settlements – paid (received) during the year	178	(257)

Changes in fair value recognized in earnings during the year	(155)	175
Fair value outstanding, end of year	(98)	(121)
The fair value of derivative financial instruments is recorded on the Consolidated Balance Sheets.
Fair value of derivative contracts at December 31 ($ millions)	2021	2020
Accounts receivable	123	153

Accounts payable	(221)	(274)
	(98)	(121)
Risks Associated with Derivative Financial Instruments
Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor’s exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.
Suncor’s risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company’s tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Commodity risk management and trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.
For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, refer to note 27 of the company’s 2021 audited Consolidated Financial Statements.

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9. Accounting Policies and Critical Accounting Estimates
Suncor’s significant accounting policies are described in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2021.
Recently Announced Accounting Pronouncements
The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company’s consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.
Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrowed the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The amendments are effective January 1, 2023, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.
Definition of Accounting Estimates
In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments introduced a definition of accounting estimates and included other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective January 1, 2023, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.
Significant Accounting Estimates and Judgments
The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.
COVID-19
On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and may continue to have significant disruption to business operations and a significant increase in economic uncertainty, with fluctuating demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic volatility have been considered in management’s estimates, and assumptions at period-end have been reflected in our results with any significant changes described in the relevant financial statement note.
The COVID-19 pandemic is an evolving situation that is expected to continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows.
Climate Change
Climate change and the transition to a lower-carbon economy from carbon-based sources to alternative energy were considered in preparing the consolidated financial statements. These may have significant impacts on the currently reported amounts of the company’s assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future.
The financial statement areas that require significant estimates and judgments are as follows:
Oil and Gas Reserves
The company’s estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2021, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2021, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels can materially impact the estimation of net reserves. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

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Oil and Gas Activities
The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.
Exploration and Evaluation Costs
Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company’s internal project approval process.
Determination of Cash Generating Units (CGUs)
A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.
Asset Impairment and Reversals
Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.
The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value and useful life of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.
Decommissioning and Restoration Costs
The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company’s decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.
Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the carrying value of the liabilities. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.
Employee Future Benefits
The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.
Other Provisions
The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.
Income Taxes
Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and,

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Accounting Policies and Critical Accounting Estimates
potentially, a material increase or decrease in the company’s assets, liabilities and net earnings.
Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company’s estimate, the ability of the company to realize the deferred tax assets could be impacted.
Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company’s judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

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10. Risk Factors
Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The realization of any of the following risks could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Volatility of Commodity Prices
Suncor’s financial performance is closely linked to prices for crude oil in the company’s upstream business and prices for refined petroleum products in the company’s downstream business and, to a lesser extent, to natural gas and electricity prices in the company’s upstream business where natural gas and electricity are both inputs and outputs of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond the company’s control and can result in a high degree of price volatility.
Crude oil prices are also affected by, among other things, global economic health (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action, decisions by OPEC+ regarding quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC+ members and other countries, and weather. Many of the factors that can cause volatility have been, and may continue to be, affected by the impacts of the COVID-19 pandemic. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.
Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, market access, marketplace competitiveness, regulatory compliance costs and other local market factors. Natural gas prices in North America are affected by, among other things, supply and demand, inventory levels, weather and prices for alternative energy sources. Decreases in product margins or increases in natural gas prices could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due in part to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor. Suncor’s production from Oil Sands includes significant quantities of bitumen and SCO that may trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against.
Wide differentials or a prolonged period of low and/or volatile commodity prices, particularly for crude oil, could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations, and may also lead to the impairment of assets, or to the cancellation or deferral of Suncor’s growth projects.
Commodity prices could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which Suncor has operations, suppliers, customers or employees, including the COVID-19 pandemic and the ongoing uncertainty as to the extent and duration of the pandemic, as well as uncertainty surrounding new variations or mutations of the COVID-19 virus. Actions that have and may be taken by governmental authorities in response to the ongoing COVID-19 pandemic have resulted, and may continue to result in, among other things, increased volatility in commodity prices. In particular, the COVID-19 pandemic has resulted in, and may continue to result in, a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity, and also increases the risk that storage for crude oil and refined petroleum products could reach capacity in certain geographic locations in which we operate. While vaccines are being distributed, there is uncertainty as to the timing, level of adoption, duration of efficacy and effectiveness of vaccines against current or future variants or mutations. This continues the risk and uncertainty as to the extent and duration of the COVID-19 pandemic and the resultant impact on commodity demand and prices. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in us voluntarily curtailing or shutting in production and a decrease in our refined product volumes and refinery utilization rates. Additionally, commodity prices could remain under pressure for a prolonged period. This could result in reduced utilization and/or the suspension of operations at certain of our facilities, buyers of our products declaring force majeure or bankruptcy, the unavailability of storage, and disruptions of pipeline and other transportation systems for our products, which would further negatively impact Suncor’s production or refined product volumes, and could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

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Risk Factors
Carbon Risk
Public support for climate change action and receptivity to alternative or renewable energy technologies has grown in recent years. Governments in Canada and around the world have responded to these shifting societal attitudes by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, clean energy and fuel standards, and alternative energy incentives and mandates. There has also been increased activism and public opposition to fossil fuels, and oil sands in particular.
Existing and future laws and regulations in support of a transition to low-carbon energy and climate change action may impose significant constraints on fossil fuel development. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land-use practices could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular. These risks to the oil sands industry can be offset over time through the commercialization and implementation of low-carbon technologies (e.g., carbon capture, utilization and sequestration) and by increasing growth in low-carbon energies such as hydrogen, renewable fuels and power.
Changes to environmental regulations, including regulations relating to climate change, could impact the demand for the company’s products or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations, and distribution costs. These potential added costs may not be recoverable in the marketplace and may result in some current operations or growth projects becoming less profitable or uneconomic. Such regulatory changes could require Suncor to invest further into the development of technologies or other energy products. Such technology development or growth projects could require a significant investment of capital and resources, and any delay in or failure to identify, develop and deploy such technologies or obtain regulatory approvals for these technology projects could prevent Suncor from being able to successfully compete with other companies. More stringent GHG emissions regulations in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with less costly regulations. In addition, legislation or policies that limit the purchase of production from the oil sands may be adopted in domestic and/or foreign jurisdictions, which, in turn, may limit the world market for Suncor’s upstream production and reduce the prices the company receives for its petroleum products, and could result in delayed development, stranded assets or the company being unable to further develop its hydrocarbon resources. The complexity, breadth and velocity of changes in GHG emissions regulations make it difficult to predict the potential impact to Suncor.
Suncor continues to monitor international and domestic efforts to address climate change. While GHG regulations and targets will continue to become more stringent, and while Suncor continues its efforts to reduce its GHG emissions, the absolute operational GHG emissions of the company may rise as a result of growth, mergers and acquisition activities, and changes in the operatorship of assets by Suncor or affiliates, which is particularly relevant in 2021 given that Suncor assumed operatorship of Syncrude in 2021. Increases in GHG emissions may impact the profitability of the company’s projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or disclosure. For example, the Board of County Commissioners of Boulder County, the Board of County Commissioners of San Miguel County and the City of Boulder, all of Colorado, have brought an action against Suncor and certain of its subsidiaries seeking, among other things, compensation for impacts they allege with respect to climate change. In addition, the mechanics of implementation and enforcement of the Alberta Oil Sands Emissions Limit Act (OSELA) and the federal government’s stated intention to cap and reduce emissions from the oil and gas sector by setting five-year targets to achieve net zero by 2050 are currently under review and it is not yet possible to predict the impact on Suncor. However, such impact could be material.
These developments and future developments could adversely impact the demand for Suncor’s products, the ability of Suncor to maintain and grow its production and reserves, and Suncor’s reputation, and could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Greenhouse Gas Emissions and Targets
Among other sustainability goals, Suncor has set a strategic objective of net-zero emissions by 2050 and a target to reduce GHG emissions through our value chain by 10 megatonnes by 2030. Our ability to deliver GHG emissions reductions is subject to numerous risks and uncertainties, and our actions taken in implementing these objectives may also expose us to certain additional and/or heightened financial and operational risks.
A reduction in GHG emissions relies on, among other things, our ability to implement and improve energy efficiency at all of our facilities, future development and growth opportunities, development and deployment of new technologies, ability to sequester and capture carbon, investment in low-carbon power and hydrogen, as well as a transition to low-carbon fuels. In the event that we are unable to implement these strategies and technologies as planned without negatively impacting our expected operations or business plans, or in the event that such strategies or technologies do not perform as expected, we may be unable to meet our GHG targets on the current timelines, or at all.
In addition, achieving our GHG emissions reduction targets could require significant capital expenditures and resources, with the potential that the costs required to achieve our target and goals materially differ from our original estimates and expectations, and these differences may be material. In addition, while the intent is to improve efficiency and increase

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the offering of low-carbon energy, the shift in resources and focus towards emissions reduction could have a negative impact on our operating results. The overall final cost of investing in and implementing an emissions reduction strategy and technologies in furtherance of such strategy, and the resultant change in the deployment of our resources and focus, could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Environmental Compliance
Tailings Management and Water Release
Each oil sands mine is required under the Alberta Energy Regulator’s Tailings Directive to seek approval for its updated fluid tailings management plans. If a mine fails to meet a condition of its approved plan, the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the Mine Financial Security Program (MFSP). The full impact of the Tailings Management Framework (TMF), the Tailings Directive and updates to the dam regulations, including the financial consequences of exceeding compliance levels, is not yet fully known, as certain associated policy updates and regulation updates are still under development. Such updates could also restrict the technologies that the company may employ for tailings management and reclamation, which could adversely impact the company’s business plans. There could also be risks if the company’s tailings management operations fail to operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
The five-year review for the TMF is planned for 2022, which will have the potential to significantly impact progress on fluid tailings management and water release, as well as all associated aspects of TMF implementation, such as pit lakes, closure and reclamation, and the MFSP. The Alberta government has also been working to update the provincial water release policy tools and the updates are expected to be completed in 2023. In addition, work being done to develop the Federal Oil Sands Mind Effluent Regulation (OSMER) is ongoing with Environment and Climate Change Canada. If implemented, OSMER is expected to assist companies with returning water to the Athabasca River.
The review of the TMF may result in changes to the TMF that are adverse to Suncor. In addition, there can be no assurances that the provincial water release policy tools or OSMER will be updated or implemented, as the case may be, in accordance with expected timelines, if at all, or that if updated or implemented, they will permit Suncor to release water to the environment as required to support successful closure and reclamation.
In order to support successful closure and reclamation, Suncor supports an integrated water management approach for effective operations, successful reclamation and closure, and positive environmental outcomes. The inability to release sufficient water to the environment continues to result in an increase to both water quality concerns and water containment concerns at Suncor mine sites, which impacts current operations and reclamation and closure planning. Suncor believes that an integrated water management approach to support operations and successful reclamation and closure requires the release of treated oil sands mine water to the environment. The absence of an effective regulatory framework in this area could impact operations and the success and timing of closure and reclamation plans, which could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Alberta’s Land-Use Framework
The implementation of, and compliance with, the terms of the Alberta’s Land-Use Framework through the Lower Athabasca Regional Plan (LARP) may adversely impact Suncor’s current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor’s operations may be outside of the control of the company, as Suncor’s operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor’s direct impact. The uncertainty of changes in Suncor’s future development and existing operations required as a result of the LARP, and/or any updates or changes to the LARP, could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Alberta Environment and Parks Water Licences
Suncor currently relies on water obtained under licences from Alberta Environment and Parks to provide domestic and utility water for the company’s Oil Sands business. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water-sharing agreements between stakeholders. In addition, any changes or expansions of the company’s projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access could cause capital expenditures and operating expenses relating to water licence compliance to increase. The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Commerce City Refinery Water Permit
The Commerce City refinery’s water discharge permit is currently subject to a renewal process. New and additional proposed requirements, including those related to per- and polyfluoroalkyl substances, could have a material adverse effect on Suncor’s business, financial condition and results of operations.

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Risk Factors
Biodiversity
Species at risk exist in the areas where Suncor owns and operates its leases. For example, woodland caribou have been identified as “threatened” under the Species at Risk Act (Canada). In response to the Government of Canada’s Recovery Strategy for Woodland Caribou, provincial caribou range plans are being developed through sub-regional planning. Suncor has existing, planned and potential future projects within caribou ranges in Alberta. The development and implementation of sub-regional plans in these areas may have an impact on the pace and amount of development in these areas and could potentially increase costs due to restoration or offsetting requirements, which could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Pursuant to the Alberta Wetland Policy, development in wetland areas may be obligated to avoid wetlands or mitigate the development’s effects on wetlands. Certain Suncor operations and growth projects will be affected by aspects of the policy where avoidance is not possible and wetland reclamation or replacement may be required, which could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Air and Water Quality Management
A number of Canadian federal, provincial and U.S. federal and state air and water quality regulations and frameworks are in place currently and being developed, changed and/or implemented, which could have an impact on the company’s existing operations and planned projects including by, among other things, requiring the company to invest additional capital or incur additional operating and compliance expenses, including, among other things, potentially requiring the company to retrofit equipment to meet new requirements and increase monitoring and mitigation plans. The full impact of these regulations and frameworks is not yet known; however, they could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Market Access
The markets for bitumen blends or heavy crude oil are more limited than those for light crude oil, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars or otherwise). Heavy crude oil generally receives lower market prices than light crude oil, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances.
Market access for Suncor’s oil sands production may be constrained by insufficient pipeline takeaway capacity, including the lack of new pipelines due to an inability to secure required approvals and negative public perception. In order to secure future market access, financial commitments could be made for projects that do not proceed. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages could create widening differentials that could impact the profitability of product sales. Market access for refined products may also be constrained by insufficient takeaway capacity, which could create a supply/demand imbalance. The occurrence of any of the foregoing could have a material adverse effect on the company’s business, financial condition, reserves and results of operations.
Major Operational Incidents (Safety, Environmental and Reliability)
Each of Suncor’s primary operating businesses – Oil Sands, E&P and Refining and Marketing – requires significant levels of investment in the design, operation, maintenance and decommissioning of facilities, and carries the additional economic risk associated with operating reliably or enduring a protracted operational outage. The breadth and level of integration of Suncor’s operations adds complexity.
The company’s businesses also carry the risks associated with poor or substandard environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, delays in resuming normal operations, fines, civil suits or criminal charges against the company.
In general, Suncor’s operations are subject to operational hazards and risks such as, among others, fires (including forest fires), explosions, blow-outs, power outages, prolonged periods of extreme cold or extreme heat, severe winter climate conditions, flooding, droughts and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as, among others, oil spills, gaseous leaks or a release of deleterious substances, loss of tailings dam integrity, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment (including information technology and related data and controls systems), and the environment.
The reliable operation of production and processing facilities at planned levels and Suncor’s ability to produce higher-value products can also be impacted by, among other things, failure to follow the company’s policies, standards and operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software, network or cyberattacks.
In addition to the foregoing factors that affect Suncor’s business generally, each business unit is susceptible to additional risks due to the nature of its business, including, among others, the following:
•
Suncor’s Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on its

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ability to produce higher-value products, due to the failure of any one or more interdependent component systems, and other risks inherent to oil sands operations;
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For Suncor’s E&P businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids and other accidents;

•
Suncor’s E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Harsh weather conditions, particularly in the winter season, may also impact the successful execution of maintenance and startup of operations. Suncor’s E&P offshore operations could be indirectly affected by catastrophic events occurring at other third-party offshore operations, which could give rise to liability, damage to the company’s equipment, harm to individuals, force a shutdown of facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and

•
Suncor’s Refining and Marketing operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock, or other incidents.

Suncor is also subject to risks relating to the health and safety of our people, as well as the potential for a slowdown or temporary suspension of our operations in locations impacted by an outbreak such as the COVID-19 pandemic. Such a suspension in operations could also be mandated by governmental authorities in response to the COVID-19 pandemic. This could negatively impact Suncor’s production or refined product volumes and refinery utilization rates for a sustained period of time, all of which could have a material adverse effect on Suncor’s business, financial condition and results of operations.
Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company’s insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.
The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Government/Regulatory Policy
Suncor’s businesses operate under federal, provincial, territorial, state and municipal laws in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as, among others, land tenure, royalties, taxes (including income taxes), government fees, production rates (including restrictions on production such as the mandatory production curtailments imposed by the Government of Alberta in 2019 and 2020), environmental protection, water, wildlife, fish, air quality, safety performance, the reduction of GHG and other emissions, the export of crude oil, natural gas and other products, interactions with foreign governments, the awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific drilling obligations, control over the development, reclamation and abandonment of fields and mine sites, mine financial security requirements, approval of logistics infrastructure, and possibly expropriation or cancellation of contract rights. As part of ongoing operations, the company is also required to comply with a large number of environmental, health and safety regulations under a variety of Canadian, U.S., U.K., Norwegian and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with applicable laws and regulations may result in, among other things, the imposition of fines and penalties, production constraints, a compulsory shutdown of facilities or suspension of operations (temporarily or permanently), reputational damage, delays, increased costs, denial of operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.
Before proceeding with certain projects, including changes to existing operations, Suncor must obtain various federal, provincial, territorial, state and municipal permits and regulatory approvals, and must also obtain licences to operate certain assets. These processes can involve, among other things, Indigenous and stakeholder consultation, government intervention, environmental impact assessments and public hearings and may be subject to conditions, including security deposit obligations and other commitments. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.
Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits, licences and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in prosecution, fines, delays, abandonment or restructuring of projects, impacts to production, reputational damage and increased costs, all of which could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations. Suncor’s businesses can also be indirectly impacted by a third party’s inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor’s business depends.
Changes in government policy, regulation or other laws, or the interpretation thereof, or the revocation of existing approvals or permits by the government or opposition to

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Risk Factors
Suncor’s projects or third-party pipeline and infrastructure projects that delays or prevents necessary permits or regulatory approvals, or which makes current operations or growth projects less profitable or uneconomic could materially impact Suncor’s operations, existing and planned projects, financial condition, reserves and results of operations.
Digital and Cybersecurity
The efficient operation of Suncor’s business is dependent on computer hardware, software and networked systems, including the systems of cloud providers and third parties with which Suncor conducts business. Digital transformation continues to increase the number of, and complexity of, such systems. In the ordinary course of Suncor’s business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company’s employees and retail customers. Suncor’s operations are also dependent upon a large and complex information framework. Suncor relies on industry-accepted security measures, controls and technology to protect Suncor’s information systems and securely maintain confidential and proprietary information stored on the company’s information systems, and has adopted a continuous process to identify, assess and manage threats to the company’s information systems. While Suncor has an information and cybersecurity program in place, the measures, controls and technology on which the company relies may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor’s information technology and infrastructure, including process control systems, may be vulnerable to attacks by malicious persons or entities motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions, including natural disasters and acts of war. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor’s information technology and infrastructure, including process control systems, the company does not maintain stand-alone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor’s existing insurance may not provide adequate coverage for losses stemming from a cyberattack to, or breach of, its information technology and infrastructure.
Any such attack or breach could compromise Suncor’s networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor’s operations, decreased performance and production, increased costs, damage to Suncor’s reputation, physical harm to people or the environment or other negative consequences to Suncor or third parties, which could have a material adverse effect on Suncor’s business, financial condition and results of operations.
Security and Terrorist Threats
Security threats and terrorist or activist activities may impact Suncor’s personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility or office owned or operated by Suncor could result in the interruption or cessation of key elements of Suncor’s operations and may result in property damage. Outcomes of such incidents could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Competition
The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. The increasing volatility of the political and social landscape at provincial, federal, territorial, state, municipal and international levels adds complexity.
For Suncor’s Oil Sands and E&P businesses, it is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. Although current commodity pricing and increased regulatory requirements have slowed certain larger projects in the short term, an increase in the level of activity may have an impact on regional infrastructure, including pipelines, and could place stress on the availability and cost of all resources required to build and run new and existing oil sands operations.
For Suncor’s Refining and Marketing business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, to the extent that the company’s downstream business unit participates in new product markets, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.
There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, and impact demand for Suncor’s products, which could have a material adverse effect on Suncor’s business, financial condition and results of operations.
Portfolio Development and Execution
There are certain risks associated with the development and execution of Suncor’s complex and integrated portfolio of projects and the commissioning and integration of new facilities within its existing asset base.

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Portfolio development and execution risk consists of four related primary risks:
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Development – a failure to select the right projects and identify effective scope and solution;

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Engineering – a failure in the specification, design or technology selection;

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Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

•
Commissioning and startup – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Portfolio development and execution can also be impacted by, among other things, the effect of changing government regulations and public expectations in relation to the impact of oil sands development on the environment, which could significantly impact the company’s ability to obtain the necessary environmental and other regulatory approvals; the complexity and diversity of Suncor’s portfolio, including joint venture assets; the accuracy of project cost and schedule estimates; the availability and cost of materials, equipment, qualified personnel and logistics infrastructure; maintaining adequate quality management and risks associated with logistics and offshore fabrication, including the cost of materials, and equipment fabricated offshore may be impacted by tariffs, duties and quotas; complexities and risks associated with constructing projects within operating environments and confined construction areas; the commissioning and integration of new facilities within the company’s existing asset base could cause delays in achieving guidance, targets and objectives; risks relating to restarting projects placed in safe mode, including increased capital costs; and the impact of weather conditions.
The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Technology Risk
There are risks associated with sustainability, growth and capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments, or that third-party intellectual property protections may impede the development and implementation of new technology. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company’s ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements, which could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Cumulative Impact and Pace of Change
To achieve its business objectives, Suncor must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important for Suncor to deliver value to shareholders and stakeholders. These ambitious business objectives compete for resources, and it may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. There is a risk that measures undertaken to achieve these objectives may exceed Suncor’s capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Skills, Resource Shortage and Reliance on Key Personnel
The successful operation of Suncor’s businesses will depend upon the availability of, and competition for skilled labour and materials supply. There is a risk that the company may have difficulty sourcing and retaining the skilled labour in certain talent segments for current and future operations. Although Suncor has maintained a healthy overall attrition rate over the last decade, Suncor sees acute supply-demand gap potential in some critical talent segments. The labour market is also in flux, which combined with the challenges recruiting to our industry and post-pandemic trend of burnout and employees reassessing their careers, increases the potential risk in attrition and the need for targeted talent remains a risk to be managed. The increasing age of the company’s existing workforce, and changing skillset requirements as technology continues to evolve, add further pressure. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions. Materials may also be in short supply due to smaller labour forces in many manufacturing operations or due to supply chain disruptions related to the COVID-19 pandemic. Suncor’s ability to operate safely and effectively and complete all projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material.
The company’s success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.
Labour Relations
Hourly employees at Suncor’s oil sands facilities (excluding MacKay River and Fort Hills), all of the company’s refineries and the majority of the company’s terminal and distribution operations and certain of the company’s E&P operations are represented by labour unions or employee associations.

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Risk Factors
Approximately 25% of the company’s employees were covered by collective agreements at the end of 2021. Negotiations for four collective agreements will take place in 2022. Any work interruptions involving the company’s employees (including as a result of a strike, lockout or pandemic), contract trades utilized in the company’s projects or operations, or any jointly owned facilities operated by another entity present a significant risk to the company and could have a material adverse effect on Suncor’s business, financial condition and results of operations.
Joint Arrangement Risk
Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests and arrangements where Suncor operates assets in which other entities have ownership or other interests. These joint arrangements include, among others, those with respect to Syncrude, Fort Hills, In Situ assets, and operations in Suncor’s E&P Canada and E&P International businesses. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor’s control, including, among others, the timing and amount of capital expenditures; the timing and amount of operational and maintenance expenditures; the operator’s expertise, financial resources and risk management practices; the approval of other participants; and the selection of technology.
These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor’s interests. Major capital and operating expenditure decisions affecting joint arrangements may require agreement among the co-owners, while certain operational decisions may be made solely at the discretion of the operator of the applicable assets. While joint venture counterparties may generally seek consensus with respect to major decisions concerning the direction and operation of the assets and the development of projects, no assurance can be provided that the future demands or expectations of the parties relating to such assets and projects will be met satisfactorily or in a timely manner. Failure to satisfactorily meet demands or expectations by all of the parties may affect the company’s participation in the operation of such assets or in the development of such projects, the company’s ability to obtain or maintain necessary licences or approvals, or the timing for undertaking various activities. In addition, disputes may arise pertaining to the timing, scope, funding and/or capital commitments with respect to projects that are being jointly developed.
The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Financial Risks
Access to Capital
Suncor expects that future capital expenditures will be financed out of cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets, and financial institutions and investor appetite for investments in the energy industry generally, and the company’s securities in particular. Investors and stakeholders increasingly compare companies based on climate-related performance. Failure to achieve the company’s net-zero and GHG emissions reduction targets and goals, or a perception among financial institutions and investors that such targets and goals are insufficient, could adversely affect the company’s reputation and ability to attract capital. The company’s ability to access capital may also be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies. The COVID-19 pandemic had a significant impact on global capital markets and the availability of liquidity. While access to capital has returned to pre-pandemic levels, the disruption and volatility in global capital markets may re-occur. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, the ability to make capital investments and maintain existing properties may be constrained.
If the company finances capital expenditures in whole or in part with debt, that may increase its debt levels above industry standards for oil and gas companies of similar size. Depending on future development and growth plans, additional debt financing may be required that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the Articles of Suncor nor its bylaws limit the amount of indebtedness that may be incurred; however, Suncor is subject to covenants in its existing credit facilities and seeks to avoid an unfavourable cost of debt. The level of the company’s indebtedness, and the level of indebtedness relative to the company’s ability to generate cash flow, from time to time, could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect its credit ratings.
Suncor is required to comply with financial and operating covenants under existing credit facilities and debt securities. Covenants are reviewed based on actual and forecast results and the company has the ability to make changes to its development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the applicable covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company’s access to capital could be restricted or only be available on unfavourable terms.
Rating agencies regularly evaluate the company, including its subsidiaries. Their ratings of Suncor’s long-term and short-term debt are based on a number of factors, including the company’s financial strength, as well as factors not entirely within its control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when Suncor competes in certain markets and when it seeks

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to engage in certain transactions, including some commodity sales or purchase transactions or those involving over-the-counter derivatives. There is a risk that one or more of Suncor’s credit ratings could be downgraded, which could potentially limit its access to private and public credit markets and increase the company’s cost of borrowing.
The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Energy Trading and Risk Management Activities and the Exposure to Counterparties
The nature of Suncor’s energy trading and risk management activities, which may make use of derivative financial instruments to manage its exposure to commodity price and other market risks, creates exposure to financial risks, which include, but are not limited to, unfavourable movements in commodity prices, interest rates or foreign exchange that could result in a financial or opportunity loss to the company; a lack of counterparties, due to market conditions or other circumstances that could leave the company unable to liquidate or offset a position, or unable to do so at or near the previous market price; and counterparty default risk.
The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition and results of operations.
Exchange Rate Fluctuations
The company’s 2021 audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. Suncor also has assets and liabilities, including approximately 60% of the company’s debt, that are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. Suncor’s financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries, and, therefore, to a lesser extent, Suncor’s results can be affected by the exchange rates between the Canadian dollar and the euro, the British pound and the Norwegian krone. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2021, the Canadian dollar strengthened in relation to the U.S. dollar to $0.79 from $0.78 at the start of 2021. Exchange rate fluctuations could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Interest Rate Risk
The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate credit facilities and commercial paper, and invests surplus cash in short-term debt instruments and money market instruments, which are off-setting exposures to some degree. Suncor may also be exposed to higher interest rates when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates if derivative instruments are used to manage the debt portfolio. Unfavourable changes in interest rates could have a material adverse effect on Suncor’s business, financial condition and results of operations.
Royalties and Taxes
Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions.
Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, sales volumes, and capital and operating costs, by changes to existing legislation or production sharing contracts, and by results of regulatory audits of prior year filings and other such events. The final determination of these events may have a material impact on the company’s royalties expense.
An increase in Suncor’s royalties expense, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, other taxes and government-imposed compliance costs could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Dividends and Share Repurchases
Suncor’s payment of future dividends on its common shares and future share repurchases by Suncor of its common shares will be dependent on, among other things, legislative and stock exchange requirements, the prevailing business environment, the company’s financial condition, results of operations, cash flow, the need for funds to finance ongoing operations and growth projects, debt covenants and other business considerations as the company’s Board considers relevant. There can be no assurance that Suncor will continue to pay dividends or repurchase shares in the future.
E&P Reserves Replacement
Suncor’s future offshore production, and therefore its cash flows and results of operations from E&P, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to its E&P reserves through exploration, acquisition or development activities, Suncor’s production from its offshore assets will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent Suncor’s cash flow is insufficient to fund capital expenditures and external sources of capital become limited or unavailable, Suncor’s ability to make the necessary capital investments to maintain and expand its reserves will be impaired. In addition, Suncor may be unable

Annual Report 2021   Suncor Energy Inc.   65

Risk Factors
to develop or acquire additional reserves to replace its crude oil and natural gas production at acceptable costs.
Uncertainties Affecting Reserves Estimates
There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the company’s control. Suncor’s actual production, revenues, royalties, taxes, and development and operating expenditures with respect to the company’s reserves will vary from its estimates, and such variances could be material.
Third-Party Service Providers
Suncor’s businesses are reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor and jointly owned facilities, including electricity. A disruption in service or limited availability by one of these third parties can also have a dramatic impact on Suncor’s operations and growth plans. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power, could impact the company’s ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor’s price realizations, refining operations and sales volumes, or limit the company’s ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor’s production or price realizations, which could have a material adverse effect on Suncor’s business, financial condition and results of operations.
Foreign Operations
The company has operations in a number of countries with different political, economic and social systems. As a result, the company’s operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company’s international operations, which may include, among other things, currency restrictions and restrictions on repatriation of funds; loss of revenue, property and equipment as a result of expropriation, nationalization, terrorism, war, insurrection, and geopolitical and other political risks; increases in taxes and government royalties; compliance with existing and emerging anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), and Bribery Act (United Kingdom); renegotiation of contracts with government entities and quasi-government agencies; changes in laws and policies governing operations of foreign-based companies; and economic and legal sanctions (such as restrictions against countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).
If a dispute arises in the company’s foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could also be exposed to potential claims for alleged breaches of international or local law.
The impact that future potential terrorist attacks, regional hostilities or political violence, such as that experienced in Libya and Syria, may have on the oil and gas industry, and on our operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly crude oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or collateral damage of, an act of terror, political violence or war. Suncor may be required to incur significant costs in the future to safeguard its assets against terrorist activities or to remediate potential damage to its facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related safety and financial consequences.
Despite Suncor’s training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor’s ability to work with governments or non-government organizations and could result in the formal exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.
The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Land Claims and Indigenous Consultation
Indigenous Peoples have claimed Indigenous title and rights to portions of Western Canada. In addition, Indigenous Peoples have filed claims against industry participants relating in part to land claims, which may affect the company’s business.
The requirement to consult with Indigenous Peoples in respect of oil and gas projects and related infrastructure has increased in recent years, and the Canadian federal government and the provincial government in Alberta have committed to renew their relationships with the Indigenous Peoples of Canada. In particular, the federal government has stated it fully supports the United Nations Declaration on the Rights of Indigenous Peoples (the Declaration). On December 3, 2020, the federal government introduced Bill C-15, An Act respecting the United Nations Declaration on the Rights of Indigenous Peoples (Bill C-15), as a means of adopting the Declaration into Canadian law while stating that the legislative framework will “ensure sustained and continued efforts to uphold the rights of Indigenous Peoples now and in

66   Annual Report 2021   Suncor Energy Inc.

the future.” On June 21, 2021, Bill C-15 received Royal Assent. For its part, Suncor stated support for Bill C-15. At the same time, Suncor also expressed a desire for the government to clarify the ambiguity around Bill C-15 and to provide clear guidelines. Given Bill C-15’s recent adoption, it is unknown how Bill C-15 will ultimately be implemented and interpreted as a part of Canadian law, and it therefore also remains unclear what its corresponding impact will be on the Crown’s duty to consult with Indigenous Peoples.
At this point Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Indigenous Peoples or the implementation of Bill C-15 into Canadian law may have on Suncor’s business; however, the impact could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.
Litigation Risk
There is a risk that Suncor or entities in which it has an interest may be subject to litigation, and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, climate change and the impacts thereof, breach of contract, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement, disclosure, employment matters and in relation to an attack, breach or unauthorized access to Suncor’s information technology and infrastructure. Litigation is subject to uncertainty and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse to the company and/or the company may be required to incur significant expenses or devote significant resources in defence against such litigation, the success of which cannot be guaranteed.
Control Environment
Based on their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Failure to adequately prevent, detect and correct misstatements could have a material adverse effect on how Suncor’s business, financial condition and results of operations are reported.
Insurance Coverage
Suncor maintains insurance coverage as part of its risk management program. However, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company’s insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.
Suncor’s insurance policies are generally renewed on an annual basis and, depending on factors such as market conditions, the premiums, policy limits and/or deductibles for certain insurance policies can vary substantially. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the company to decide to reduce, or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the company’s overall risk exposure could be increased.

Annual Report 2021   Suncor Energy Inc.   67

11. OTHER ITEMS
Control Environment
Based on their evaluation as of December 31, 2021, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of December 31, 2021, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
The effectiveness of our internal control over financial reporting as at December 31, 2021, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2021.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
There have been no changes to the corporate guidance ranges previously issued on February 2, 2022. For further details and advisories regarding Suncor’s 2022 corporate guidance, see www.suncor.com/guidance.

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12. Advisories
Non-GAAP Financial Measures
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments, price realizations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.
(a)
Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. For the years ended December 31, 2021, December 31, 2020, and December 31, 2019, consolidated adjusted operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and adjusted operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of this MD&A. Adjusted operating earnings (loss) for the three months ended December 31, 2021, and December 31, 2020, are reconciled to net earnings (loss) below.
(b)
Bridge Analyses of Adjusted Operating Earnings (Loss)

Throughout this MD&A, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company’s R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries, as both represent inventory valuation adjustments, and downstream short-term commodity risk management activities.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments, changes in statutory income tax rates, and other income tax adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

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Advisories
(c)
Return on Capital Employed (ROCE) and ROCE Excluding Impairments

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings is calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
Year ended December 31 ($ millions, except as noted)		2021	2020	2019
Adjustments to net earnings (loss)

Net earnings (loss)		4 119	(4 319)	2 899

(Deduct) add after-tax amounts for:

Unrealized foreign exchange gain on U.S. dollar denominated debt		(101)	(286)	(590)

Net interest expense		645	698	638
Adjusted net earnings (loss)(1)	A	4 663	(3 907)	2 947
Capital employed – beginning of twelve-month period

Net debt(2)		19 814	16 010	15 129

Shareholders’ equity		35 757	42 042	44 005
		55 571	58 052	59 134
Capital employed – end of twelve-month period

Net debt(2)		16 149	19 814	16 010

Shareholders’ equity		36 614	35 757	42 042
		52 763	55 571	58 052
Average capital employed	B	54 069	56 239	60 402
ROCE (%)(3)	A/B	8.6	(6.9)	4.9

(1)
Total before-tax impact of adjustments is $738 million for the twelve months ended December 31, 2021, $618 million for the twelve months ended December 31, 2020, and $250 million for the twelve months ended December 31, 2019.

(2)
Net debt is a non-GAAP financial measure.

(3)
ROCE would have been 8.2% for the twelve months ended December 31, 2021, excluding the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021. ROCE would have been (2.9%) for the twelve months ended December 31, 2020, excluding the impact of impairments of  $559 million ($423 million after-tax) in the fourth quarter of 2020 and $1.821 billion ($1.376 billion after-tax) and $560 million ($422 million after-tax) in the first quarter of 2020. ROCE would have been 10.0% for the twelve months ended December 31, 2019, excluding the impact of impairments of  $3.716 billion ($2.803 billion after-tax) and $521 million ($393 million after-tax) in the fourth quarter of 2019.

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(d)
Adjusted Funds from (Used in) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory that management believes reduces comparability between periods.
	Oil Sands			Exploration and Production			Refining and Marketing
Year ended December 31 ($ millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Net earnings (loss)	2 147	(3 796)	(427)	1 285	(832)	1 005	2 178	866	3 000

Adjustments for:

Depreciation, depletion, amortization and impairment	4 585	6 430	8 170	324	2 147	1 505	853	867	823

Deferred income taxes	(51)	(797)	(1 565)	33	(321)	(215)	113	(24)	(49)

Accretion	240	224	221	58	48	43	6	6	6

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—

Change in fair value of financial instruments and trading inventory	(66)	81	21	3	(17)	16	50	44	70

(Gain) loss on disposal of assets	(4)	(1)	(14)	(227)	—	(228)	(19)	(24)	(11)

Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	—	—

Share-based compensation	61	(59)	16	5	(9)	—	34	(36)	3

Exploration expenses	—	—	—	—	80	66	—	—	—

Settlement of decommissioning and restoration liabilities	(245)	(212)	(413)	(1)	(7)	(32)	(17)	(12)	(19)

Other	179	116	52	(2)	(35)	(17)	57	21	40
Adjusted funds from (used in) operations	6 846	1 986	6 061	1 478	1 054	2 143	3 255	1 708	3 863

Change in non-cash working capital
Cash flow provided by operating activities
	Corporate and Eliminations			Total
Year ended December 31 ($ millions)	2021	2020	2019	2021	2020	2019
Net earnings (loss)	(1 491)	(557)	(679)	4 119	(4 319)	2 899

Adjustments for:

Depreciation, depletion, amortization and impairment	88	82	74	5 850	9 526	10 572

Deferred income taxes	(39)	23	(89)	56	(1 119)	(1 918)

Accretion	—	—	—	304	278	270

Unrealized foreign exchange gain on U.S. dollar denominated debt	(113)	(312)	(624)	(113)	(312)	(624)

Change in fair value of financial instruments and trading inventory	—	—	—	(13)	108	107

(Gain) loss on disposal of assets	(7)	9	—	(257)	(16)	(253)

Loss on extinguishment of long-term debt	80	—	—	80	—	—

Share-based compensation	105	(134)	25	205	(238)	44

Exploration expenses	—	—	—	—	80	66

Settlement of decommissioning and restoration liabilities	—	—	—	(263)	(231)	(464)

Other	55	17	44	289	119	119
Adjusted funds from (used in) operations	(1 322)	(872)	(1 249)	10 257	3 876	10 818

Change in in non-cash working capital				1 507	(1 201)	(397)
Cash flow provided by operating activities				11 764	2 675	10 421
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Advisories
(e)
Free Funds Flow and Discretionary Free Funds Flow (Deficit)

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow (deficit) reflect cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow (deficit) to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business. The following is a reconciliation of discretionary free funds flow for Suncor’s last three years of operations.
($ millions)	2021	2020	2019
Cash flow provided by operating activities	11 764	2 675	10 421

Deduct (add) change in non-cash working capital	1 507	(1 201)	(397)
Adjusted funds from operations	10 257	3 876	10 818

Asset sustaining and maintenance capital and dividends(1)	(4 667)	(4 104)	(5 904)
Discretionary free funds flow (deficit)	5 590	(228)	4 914

(1)
Includes capitalized interest on sustaining capital of  $60 million in 2021, $46 million in 2020 and $63 million in 2019.

(f)
Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, CEWS, COVID-19 related costs and safe-mode costs, research costs and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes include production of diesel that is internally consumed and feedstock transfers between assets through the interconnecting pipelines. Beginning in 2020, the company revised the methodology for calculating Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to exclude these costs. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document. Management uses cash operating costs to measure operating performance.
72   Annual Report 2021   Suncor Energy Inc.

(g)
Refining and Marketing Gross Margin and Refining Operating Expense

Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues and the impact of inventory write-downs recorded in purchases of crude oil and products. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and short-term risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, CEWS, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
Year ended December 31 ($ millions, except as noted)	2021	2020	2019
Refining and marketing gross margin reconciliation

Operating revenues	22 915	15 272	22 304

Purchases of crude oil and products	(16 807)	(11 243)	(15 296)
	6 108	4 029	7 008
Other (loss) income	(50)	48	75

Non-refining and marketing margin	(54)	(57)	(60)
Refining and marketing gross margin – FIFO	6 004	4 020	7 023

Refinery production(1) (mbbls)	162 862	158 991	173 705
Refining and marketing gross margin – FIFO(2) ($/bbl)	36.85	25.30	40.45
FIFO and short-term risk management activities adjustment	(972)	532	(628)
Refining and marketing gross margin – LIFO	5 032	4 552	6 395
Refining and marketing gross margin – LIFO(2) ($/bbl)	30.90	28.65	36.80
Refining operating expense reconciliation
Operating, selling and general expense(3)	2 019	1 759	2 035

Non-refining costs(3)	(1 051)	(885)	(1 108)
Refining operating expense	968	874	927

Refinery production(1)	162 862	158 991	173 705
Refining operating expense ($/bbl)	5.95	5.50	5.35

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(2)
Beginning in 2020, refining and marketing gross margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

(3)
Prior period amounts of OS&G have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

(h)
Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Annual Report 2021   Suncor Energy Inc.   73

Advisories
(i)
Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
At December 31 ($ millions, except as noted)	2021	2020	2019
Short-term debt	1 284	3 566	2 155

Current portion of long-term debt	231	1 413	—

Current portion of long-term lease liabilities	310	272	310

Long-term debt	13 989	13 812	12 884

Long-term lease liabilities	2 540	2 636	2 621
Total debt	18 354	21 699	17 970

Less: Cash and cash equivalents	2 205	1 885	1 960
Net debt	16 149	19 814	16 010
Shareholders’ equity	36 614	35 757	42 042
Total debt plus shareholders’ equity	54 968	57 456	60 012
Total debt to total debt plus shareholders’ equity (%)	33.4	37.8	29.9
Net debt to net debt plus shareholders’ equity (%)	30.6	35.7	27.6
Net debt to net debt plus shareholders’ equity – excluding leases (%)	26.6	32.1	23.7

(j)
Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
	December 31, 2021				December 31, 2020
For the year ended ($ millions, except as noted)	Bitumen	SCO and Diesel	Crude sales basket	Oil Sands Segment	Bitumen	SCO and Diesel	Crude sales basket	Oil Sands Segment
Operating revenues, net of royalties	5 092	13 305	18 397	18 397	2 024	8 498	10 522	10 522

Add: Royalties	376	1 147	1 523	1 523	19	76	95	95
Operating revenues	5 468	14 452	19 920	19 920	2 043	8 574	10 617	10 617

Other (loss) income	(56)	62	6	6	21	277	298	298

Purchases of crude oil and products	(1 231)	(213)	(1 444)	(1 444)	(702)	(142)	(844)	(844)

Gross realization adjustment(1)	(210)	(325)	(535)		(54)	(458)	(512)
Gross realizations	3 971	13 976	17 947		1 308	8 251	9 559
Transportation and distribution	(359)	(767)	(1 126)	(1 126)	(476)	(747)	(1 223)	(1 223)

Transportation and distribution adjustment(2)	—	—	—		197	—	197
Net transportation and distribution	(359)	(767)	(1 126)		(279)	(747)	(1 026)
Price realization	3 612	13 209	16 821		1 029	7 504	8 533
Sales volumes (mbbls)	67 094	169 983	237 077		45 980	171 211	217 191
Price realization per barrel	53.80	77.73	70.96		22.37	43.83	39.29
74   Annual Report 2021   Suncor Energy Inc.

	December 31, 2019
For the year ended ($ millions, except as noted)	Bitumen	SCO and Diesel	Crude sales basket	Oil Sands Segment
Operating revenues, net of royalties	4 656	12 774	17 430	17 430

Add: Royalties	124	793	917	917
Operating revenues	4 780	13 567	18 347	18 347

Other (loss) income	(38)	210	172	172

Purchases of crude oil and products	(1 164)	(243)	(1 407)	(1 407)

Gross realization adjustment(1)	(14)	(219)	(233)
Gross realizations	3 564	13 315	16 879
Transportation and distribution	(449)	(844)	(1 293)	(1 293)

Transportation and distribution adjustment(2)	15	7	22
Net transportation and distribution	(434)	(837)	(1 271)
Price realization	3 130	12 478	15 608
Sales volumes (mbbls)	68 430	176 494	244 924
Price realization per barrel	45.71	70.68	63.70

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(2)
Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale.

E&P Price Realizations
	December 31, 2021				December 31, 2020
For the year ended ($ millions, except as noted)	E&P International	E&P Canada	Other(1)	E&P Segment	E&P International	E&P Canada	Other(1)	E&P Segment
Operating revenues, net of royalties	815	1 447	238	2 500	809	1 058	(111)	1 756

Add: Royalties	—	237	241	478	—	94	49	143
Operating revenues	815	1 684	479	2 978	809	1 152	(62)	1 899

Transportation and distribution	(25)	(44)	(43)	(112)	(34)	(65)	(1)	(100)
Price realization	790	1 640	436		775	1 087	(63)
Sales volumes (mbbls)	9 616	19 386			15 406	21 879
Price realization per barrel	82.16	84.70			50.28	49.69
	December 31, 2019
For the year ended ($ millions, except as noted)	E&P International	E&P Canada	Other(1)	E&P Segment
Operating revenues, net of royalties	1 309	1 621	140	3 070

Add: Royalties	—	302	303	605
Operating revenues	1 309	1 923	443	3 675

Transportation and distribution	(35)	(39)	(6)	(80)
Price realization	1 274	1 884	437
Sales volumes (mbbls)	15 650	22 190
Price realization per barrel	81.22	84.86

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

Annual Report 2021   Suncor Energy Inc.   75

Advisories
(k)
Adjusted Operating Earnings (Loss)(1) Reconciliations – Fourth Quarter 2021 and 2020

For the quarter ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net earnings (loss)	896	(293)	465	(379)	450	268	(258)	236	1 553	(168)

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(21)	(539)	(21)	(539)

Unrealized loss (gain) on risk management activities(1)	2	21	—	—	(13)	12	—	—	(11)	33

Gain on significant disposal(2)	—	—	(227)	—	—	—	—	—	(227)	—

Asset Impairments(3)	—	—	—	423	—	—	—	—	—	423

Provision for pipeline project(4)	—	142	—	—	—	—	—	—	—	142
Adjusted operating earnings (loss)	898	(130)	238	44	437	280	(279)	(303)	1 294	(109)

(1)
Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2)
In the fourth quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development, in the E&P segment, for proceeds of  $227 million ($227 million after-tax) net of closing adjustments and other closing costs, in addition to future contingent consideration of up to US$50 million.

(3)
In the fourth quarter of 2020, the company recorded non-cash impairment charges of  $559 million ($423 million after-tax) against its share of the White Rose assets as a result of the high degree of uncertainty surrounding the future of the West White Rose Project.

(4)
In the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project.

(l) Adjusted Funds from Operations Reconciliations – Fourth Quarter 2021 and 2020
For the quarter ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net earnings (loss)	896	(293)	465	(379)	450	268	(258)	236	1 553	(168)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 237	1 058	129	835	243	207	21	20	1 630	2 120

Deferred income taxes	(11)	(154)	(2)	(160)	45	(53)	(28)	43	4	(324)

Accretion	61	55	15	13	1	1	—	—	77	69

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(25)	(602)	(25)	(602)

Change in fair value of financial instruments and trading inventory	8	49	42	5	—	(9)	—	—	50	45

(Gain) loss on disposal of assets	(4)	1	(227)	—	(1)	(18)	—	9	(232)	(8)

Share-based compensation	36	25	4	3	21	15	64	52	125	95

Settlement of decommissioning and restoration liabilities	(71)	(41)	1	—	(6)	(7)	—	—	(76)	(48)

Other	23	29	(2)	(5)	12	11	5	7	38	42
Adjusted funds from (used in) operations	2 175	729	425	312	765	415	(221)	(235)	3 144	1 221
Change in non-cash working capital									(529)	(407)
Cash flow provided by operating activities									2 615	814
76   Annual Report 2021   Suncor Energy Inc.

Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Common Abbreviations
The following is a list of abbreviations that may be used in this MD&A:
Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
MW	megawatts
MWh	megawatt hour
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
SYN	Synthetic crude oil benchmark
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

Annual Report 2021   Suncor Energy Inc.   77

Advisories
Forward-Looking Information
This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “potential”, “future”, “opportunity”, “would”, “priority” and similar expressions.
Forward-looking statements in this MD&A include references to:
•
Suncor’s strategy, including its priority to deliver competitive and sustainable returns to shareholders and its aim to maximize shareholder returns, its plans on how to achieve this strategy, its belief that its commitment to capital discipline, its balance sheet strength and financial health provides the foundation for its capital allocation framework by supporting long-term value creation and returns to shareholders, and Suncor’s belief that it is well positioned to execute on these priorities due to the company’s competitive advantages: financial strength, an industry-leading long-life, low-decline oil sands reserves base, an offshore business that provides geographically diversified cash flow, a highly efficient, tightly integrated downstream business supported by competitive sales channels and its investment in sustainability, technology and innovation;

•
Suncor’s belief that its growth and development plans will be focused on highly economical projects and initiatives that are synergistic with its core capabilities and will create long-term value for the company through free funds flow growth and Suncor’s belief that it will be able to execute improvement strategies at existing assets and realize structural cost savings;

•
the belief that Suncor’s broad asset base and operational flexibility will allow Suncor to optimize the production of higher-value SCO in the upstream, while its extensive logistics assets and sales channels, enhanced by its trading and marketing expertise, drives additional value as equity barrels move down the value chain and that, through this midstream and marketing network and its geographical diversity, the company is able to maximize crude production and refinery utilization by securing sales outlets while receiving global-based pricing for the majority of its production;

•
Suncor’s aim to get the most out of its assets through a focus on operational excellence and its belief that focusing on investments that generate structural reductions to its capital requirements with a continued focus on improved productivity and reliability will drive down overall cost structures and sustainment capital requirements and are expected to help it achieve maximum value for its operations;

•
the expectation that Suncor’s assumption of operatorship of the Syncrude asset will be a critical step towards greater integration, efficiencies and competitiveness across all Suncor-operated assets in the region, further strengthening the company’s regional oil sands advantage, the expectation that Suncor assuming operatorship will capture increased value for the owners through improved operational performance, efficiency and competitiveness and expectations regarding the realization of  $100 million of annual gross synergies for the joint venture owners in 2022, with an additional $200 million expected to be realized through 2023-2024;

•
statements about Suncor’s strategic objective to be a net-zero GHG emissions company by 2050 and its near-term GHG emissions reduction goal, including Suncor’s aim to substantially contribute to society’s net-zero goals by reducing emissions across its base business, growing its low-emissions energy business and working with others to reduce emissions;

•
Suncor’s belief that its investments in the energy expansion will complement its existing core capabilities: increasing its low-carbon power generation, expanding into clean hydrogen production and growing its existing renewable liquid fuels business, and that unleashing the full potential of its people and technology will be critical in achieving its environmental, operational and financial goals;

•
Suncor’s expectation that it will operate the Fort Hills asset at average utilization rates of 90% throughout 2022;

•
expectations regarding the acquisition, through Astisiy, of an equity interest in the Northern Courier Pipeline, including that it will provide the eight Indigenous communities with reliable income for decades;

•
Suncor’s expectations with respect to the Terra Nova project, including with respect to the Asset Life Extension Project that is expected to extend production life by approximately a decade, the expectation that there will be a safe and reliable

78   Annual Report 2021   Suncor Energy Inc.

return to operations before the end of 2022 and the timing of maintenance work on the Floating, Production, Storage and Offloading facility;
•
statements about Buzzard Phase 2, including the expectation that it will extend the production life of the existing field and reach its peak production of 12,000 boe/d gross (approximately 3,500 boe/d net to Suncor) in 2022;

•
statements regarding the Oil Sands Pathways to Net Zero alliance, including its aims, expectations regarding timing and the expected pathways the alliance will take to address GHG emissions;

•
the aim, objectives and potential benefits of Suncor’s clean energy investments, including Enerkem Inc., LanzaJet, Inc., Svante Inc. and the Varennes Carbon Recycling facility, and Suncor’s belief that these investments complement Suncor’s existing product mix and demonstrate Suncor’s involvement in the evolving global energy expansion and are key to Suncor’s emissions reduction goal;

•
that Suncor will remain disciplined in its plans to reduce debt towards its 2025 targeted net debt range of  $12 – $15 billion and 2030 targets and the company’s plans to allocate its annual free funds flow, after its dividend, evenly between share buybacks and debt reductions;

•
statements about Suncor’s incremental free funds flow target by 2025, including the projects that are expected to help Suncor meet this target;

•
the expectation that capital discipline will continue to focus on asset sustainment and maintenance projects designed to maintain safe and reliable operations, as well as advancing high-value economic investment projects, and will continue to invest in projects that are economically robust, sustainably focused and technologically progressive;

•
Suncor’s expectation that it will continue to advance its digital transformation which are expected to contribute to Suncor’s incremental free funds flow target and facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value;

•
Suncor’s expectations for the coke-fired boiler replacement project, including the expectation that the cogeneration units will provide reliable steam generation required for Suncor’s extraction and upgrading operations to generate electricity that will be transmitted to Alberta’s power grid and provide a lower-carbon power alternative while delivering value to Suncor and the expectation that it will be in-service between 2024 and 2025;

•
statements about the sanctioned Forty Mile Wind Power Project, including the expectation that the project will generate significant value through sustainable power generation and retention of the generated carbon credits for utilization in Suncor’s upstream business and the belief that the project will be completed and operational in late 2022, contributing to the company’s incremental free funds flow and emissions reduction goals while meeting growing customer demand for lower-carbon energy;

•
expectations for Suncor’s partnership with ATCO Ltd. on a potential world-scale clean hydrogen project, including the expected benefits and timing estimates;

•
expectations for the Oil Sands segment, including the expectation that Suncor will continue to advance incremental debottlenecks to maximize the value of the Firebag asset, which will depend on economic conditions supported by integrated well pad development and Solvent SAGD technologies, the deployment of digital mine optimization and AHS and the expected benefits therefrom, and the potential development opportunities that may support future in situ production, including Meadow Creek, Lewis, OSLO, Gregoire, Chard and Kirby;

•
the expectation that Suncor will remain focused on operational excellence and increasing reliability and utilization across its assets, will continue to operate in a safe, reliable manner, while optimizing production and remain committed to maximizing utilization of our upgraders to produce the highest-value barrels, which will be further enabled by optimizing transfers on the interconnecting pipelines between Suncor’s Oil Sands Base and Syncrude;

•
the expectation that the Mildred Lake Extension project will sustain Syncrude’s current production levels by extending the life of the North Mine using existing extraction and upgrading facilities while minimizing the environmental impacts of building infrastructure and that the project will come online in late 2025;

•
expectations for the E&P segment, including the segment’s focus primarily on low-cost projects that deliver significant returns, cash flow and long-term value, and ongoing development activities offshore the east coast of Canada and in the U.K. North Sea intended to leverage existing facilities and infrastructure to provide incremental production, which are planned to continue in 2022;

•
expectations for the R&M segment, including that the company will continue to pursue midstream opportunities and the anticipated benefits therefrom, the expectation that refinery throughput will return to 2019 levels, which will position the company to capture improving margins and demand, and that the R&M capital program in 2022 will be heavily weighted towards asset sustainment and maintenance activities focused on ongoing sustainment and enhancement to refinery operations and the company’s plans to make economic investments in expansions of the company’s retail and wholesale network; and

•
the expectation that well pads under construction will maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines.

The anticipated duration and impact of planned maintenance events, including:
•
planned turnaround at Firebag, annual coker maintenance at Oil Sands Base Upgrader 2, maintenance and turnaround at Syncrude and maintenance at Fort Hills; and

Annual Report 2021   Suncor Energy Inc.   79

Advisories
•
planned maintenance at the Sarnia, Edmonton and Montreal refineries.

Also:
•
economic sensitivities;

•
Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;

•
the company’s priority regarding returning value to shareholders and strengthening the balance sheet, and the company’s ongoing ability to generate cash flow and commitment to return cash to shareholders;

•
statements about Suncor’s share repurchase program, including its belief that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, and Suncor’s expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial condition or financial performance, including liquidity and capital resources;

•
Suncor’s planned 2021 capital spending program of $4.7 billion and the belief that the company will have the capital resources to fund its planned 2021 capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
Suncor’s expectations as to how its 2022 capital expenditures will be directed and the expected benefits therefrom;

•
the objectives of the company’s short-term investment portfolio and the expectation that the maximum weighted average term to maturity of the company’s short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings;

•
management of debt levels continuing to be a priority for Suncor given the company’s long-term growth plans and future expected volatility in the commodity pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in maintaining its ability to manage project costs and debt levels;

•
Suncor’s intention to adopt certain accounting standards, amendments and interpretations when they become effective; and

•
expectations with respect to changes to law and government policy.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.
The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market; Suncor’s ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect Suncor’s R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules,

80   Annual Report 2021   Suncor Energy Inc.

including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs, and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company’s 2021 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Annual Report 2021   Suncor Energy Inc.   81

Management’s Statement
of Responsibility for Financial Reporting
The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments.
In management’s opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.
The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company’s financial reporting.
The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company’s financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor’s annual financial statements and Management’s Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer
February 23, 2022
82   Annual Report 2021   Suncor Energy Inc.

The following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):
Management’s Report on Internal Control
Over Financial Reporting
1.
Management is responsible for establishing and maintaining adequate internal control over the company’s financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company’s internal control over financial reporting.

3.
Management has assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2021, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2021. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company’s internal control over financial reporting as at December 31, 2021, has been audited by KPMG LLP, independent auditor, as stated in their report which appears herein.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer
February 23, 2022
Annual Report 2021   Suncor Energy Inc.   83

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Suncor Energy Inc.
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Suncor Energy Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated
84   Annual Report 2021   Suncor Energy Inc.

financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Indicators of impairment loss or reversal related to Oil Sands and Exploration and Production property, plant and equipment
As discussed in Note 3(m) to the consolidated financial statements, when circumstances indicate that a cash generating unit (“CGU”) may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. Quarterly, the Company analyzes indicators of impairment loss or reversal (“impairment indicators”), such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable oil reserves), commodity prices, capital expenditures and operating costs (collectively, “reserve assumptions”). The estimate of reserve assumptions requires the expertise of independent qualified reserves evaluators. The Company engages independent qualified reserves evaluators to evaluate the Company’s proved and probable oil reserves. The carrying amount of the Company’s Oil Sands and Exploration and Production property, plant and equipment balance as of December 31, 2021 was $55,374 million.
We identified the evaluation of the assessment of indicators of impairment loss or reversal related to Oil Sands and Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s assessment of impairment indicators, including controls related to the reserve assumptions. We evaluated the Company’s reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company’s current year actual production volumes, operating costs and capital expenditures to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company’s ability to accurately forecast. We evaluated the Company’s future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the Company’s independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by the independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards.
Impairment of the Fort Hills cash generating unit
As discussed in note 16 to the consolidated financial statements, the Company identified an indicator of impairment at December 31, 2021 for the Fort Hills cash generating unit (“CGU”) and performed an impairment test to determine the recoverable amount of the CGU based on the fair value less cost of disposal. The estimated recoverable amount of the CGU involves numerous assumptions, including forecasted production volumes, commodity prices (including foreign exchange rates), operating costs (“forecasted cash flow assumptions”), and discount rate.
We identified the assessment of the impairment of the Fort Hills CGU as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company’s forecasted cash flow and discount rate assumptions as minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the CGU. A high degree of subjective auditor judgement was also required to evaluate the externally evaluated proved and probable oil reserves which were used to assess the Company’s forecasted cash flow assumptions. Additionally, the evaluation of the impairment of the Fort Hills CGU required involvement of valuation professionals with specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s determination of the recoverable amount of the CGU, including controls related to the determination of the forecasted cash flow assumptions and discount rate. We performed sensitivity analyses over the discount rate and forecasted commodity price assumptions to assess the impact of those assumptions on the Company’s determination of the recoverable amount of the CGU. We evaluated the Company’s future commodity price (including foreign exchange rate) estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the forecasted production volumes and operating cost assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as to historical results. We assessed differences between management’s forecasted cash flow assumptions and the externally evaluated proved and probable oil reserves by comparing to recent historical results and comparable CGUs. We compared the Company’s current year actual production volumes and operating costs to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company’s ability to accurately forecast. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by
Annual Report 2021   Suncor Energy Inc.   85

independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards. We involved valuation professionals with specialized skills and knowledge, who assisted in:
•
evaluating the Company’s CGU discount rate, by comparing the inputs against publicly available market data for comparable entities and assessing the resulting discount rate

•
evaluating the Company’s estimate of recoverable amount of the CGU by comparing to publicly available market data and valuation metrics for comparable entities.

Chartered Professional Accountants
We have served as the Company’s auditor since 2019.
Calgary, Canada
February 23, 2022
86   Annual Report 2021   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31 ($ millions)	Notes	2021	2020
Revenues and Other Income

Operating revenues, net of royalties	6	39 132	24 662

Other income	7	(31)	390
		39 101	25 052
Expenses

Purchases of crude oil and products		13 791	9 112

Operating, selling and general(1)	8 and 26	11 366	9 794

Transportation and distribution(1)		1 479	1 551

Depreciation, depletion, amortization and impairment	15 and 16	5 850	9 526

Exploration		47	186

Gain on disposal of assets	33	(257)	(16)

Financing expenses	9	1 255	996
		33 531	31 149
Earnings (Loss) before Income Taxes		5 570	(6 097)
Income Tax Expense (Recovery)

Current	10	1 395	(659)

Deferred	10 and 16	56	(1 119)
		1 451	(1 778)
Net Earnings (Loss)		4 119	(4 319)
Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		(63)	(22)

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes		856	(196)
Other Comprehensive Income (Loss)		793	(218)
Total Comprehensive Income (Loss)		4 912	(4 537)
Per Common Share (dollars)	11

Net earnings (loss) – basic and diluted		2.77	(2.83)

Cash dividends		1.05	1.10

(1)
Prior period amounts have been reclassified to align with the current year presentation of transportation and distribution expense. For the year ended December 31, 2020, $133 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

The accompanying notes are an integral part of the consolidated financial statements.
Annual Report 2021   Suncor Energy Inc.   87

CONSOLIDATED BALANCE SHEETS
($ millions)	Notes	December 31 2021	December 31 2020
Assets

Current assets

Cash and cash equivalents	12	2 205	1 885

Accounts receivable		4 534	3 157

Inventories	14	4 110	3 617

Income taxes receivable		128	727
Total current assets		10 977	9 386

Property, plant and equipment, net	15–17 and 33	65 546	68 130

Exploration and evaluation	18	2 226	2 286

Other assets	19	1 307	1 277

Goodwill and other intangible assets	20	3 523	3 328

Deferred income taxes	10	160	209
Total assets		83 739	84 616
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	21	1 284	3 566

Current portion of long-term debt	21	231	1 413

Current portion of long-term lease liabilities	21	310	272

Accounts payable and accrued liabilities		6 503	4 684

Current portion of provisions	24	779	527

Income taxes payable		1 292	87
Total current liabilities		10 399	10 549

Long-term debt	21	13 989	13 812

Long-term lease liabilities	21	2 540	2 636

Other long-term liabilities	22	2 180	2 840

Provisions	24	8 776	10 055

Deferred income taxes	10 and 16	9 241	8 967

Equity		36 614	35 757
Total liabilities and shareholders’ equity		83 739	84 616
The accompanying notes are an integral part of the consolidated financial statements.
Approved on behalf of the Board of Directors:

Mark Little Director	Patricia M. Bedient Director
February 23, 2022
88   Annual Report 2021   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31 ($ millions)	Notes	2021	2020
Operating Activities

Net earnings (loss)		4 119	(4 319)

Adjustments for:

Depreciation, depletion, amortization and impairment		5 850	9 526

Deferred income tax expense (recovery)	10 and 16	56	(1 119)

Accretion	9	304	278

Unrealized foreign exchange gain on U.S. dollar denominated debt	9	(113)	(312)

Change in fair value of financial instruments and trading inventory		(13)	108

Gain on disposal of assets	33	(257)	(16)

Loss on extinguishment of long-term debt	9 and 21	80	—

Share-based compensation		205	(238)

Exploration		—	80

Settlement of decommissioning and restoration liabilities		(263)	(231)

Other		289	119

Decrease (increase) in non-cash working capital	13	1 507	(1 201)
Cash flow provided by operating activities		11 764	2 675
Investing Activities

Capital and exploration expenditures		(4 555)	(3 926)

Proceeds from disposal of assets	33	335	72

Other investments and acquisitions		(28)	(113)

Decrease (increase) in non-cash working capital	13	271	(557)
Cash flow used in investing activities		(3 977)	(4 524)
Financing Activities

Net (decrease) increase in short-term debt		(2 256)	1 445

Repayment of long-term debt	21	(2 451)	—

Issuance of long-term debt		1 423	2 634

Lease liability payments		(325)	(335)

Issuance of common shares under share option plans		8	29

Repurchase of common shares	25	(2 304)	(307)

Distributions relating to non-controlling interest		(9)	(10)

Dividends paid on common shares		(1 550)	(1 670)
Cash flow (used in) provided by financing activities		(7 464)	1 786
Increase (Decrease) in Cash and Cash Equivalents		323	(63)

Effect of foreign exchange on cash and cash equivalents		(3)	(12)

Cash and cash equivalents at beginning of year		1 885	1 960
Cash and Cash Equivalents at End of Year		2 205	1 885
Supplementary Cash Flow Information

Interest paid		980	1 028

Income taxes (received) paid		(532)	695
The accompanying notes are an integral part of the consolidated financial statements.
Annual Report 2021   Suncor Energy Inc.   89

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2019		25 167	566	899	15 410	42 042	1 531 874
Net loss		—	—	—	(4 319)	(4 319)	—

Foreign currency translation adjustment		—	—	(22)	—	(22)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $62	23	—	—	—	(196)	(196)	—
Total comprehensive (loss) income		—	—	(22)	(4 515)	(4 537)	—

Issued under share option plans		36	(7)	—	—	29	804

Repurchase of common shares for cancellation	25	(124)	—	—	(183)	(307)	(7 527)

Change in liability for share purchase commitment	25	65	—	—	103	168	—

Share-based compensation	26	—	32	—	—	32	—

Dividends paid on common shares		—	—	—	(1 670)	(1 670)	—
At December 31, 2020		25 144	591	877	9 145	35 757	1 525 151
Net earnings		—	—	—	4 119	4 119	—

Foreign currency translation adjustment		—	—	(63)	—	(63)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $277	23	—	—	—	856	856	—
Total comprehensive (loss) income		—	—	(63)	4 975	4 912	—

Issued under share option plans		8	—	—	—	8	245

Common shares forfeited		—	—	—	—	—	(186)

Repurchase of common shares for cancellation	25	(1 382)	—	—	(922)	(2 304)	(83 959)

Change in liability for share purchase commitment	25	(120)	—	—	(110)	(230)	—

Share-based compensation	26	—	21	—	—	21	—

Dividends paid on common shares		—	—	—	(1 550)	(1 550)	—
At December 31, 2021		23 650	612	814	11 538	36 614	1 441 251
The accompanying notes are an integral part of the consolidated financial statements.
90   Annual Report 2021   Suncor Energy Inc.

Notes to the Consolidated Financial Statements

1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
During 2021, the company revised the presentation of certain expenses from “transportation” to “transportation and distribution” and reclassified certain operating, selling and general expenses to transportation and distribution to better reflect the nature of these expenses. There is no impact on net earnings (loss) and comparative periods have been restated to reflect this change.
Suncor’s accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 23, 2022.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.
3. Summary of Significant Accounting Policies
(a) Principles of Consolidation
The company consolidates its interests in entities it controls. Control comprises the power to govern an entity’s financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated on consolidation.
(b) Joint Arrangements
Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control only exists when decisions about the activities that most significantly affect the returns of the investee are unanimous. Joint arrangements can be classified as either a joint operation or a joint venture. The classification of joint arrangements requires judgment. In determining the classification of its joint arrangements, the company considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.
Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such arrangement is classified as a joint operation and the company’s proportionate share of the joint operation’s assets, liabilities, revenues and expenses are included in the consolidated financial statements, on a line-by-line basis.
Annual Report 2021   Suncor Energy Inc.   91

Notes to the Consolidated Financial Statements
Where the company has rights to the net assets of an arrangement, the arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company’s initial investment is recognized at cost and subsequently adjusted for the company’s share of the joint venture’s income or loss, less distributions received.
(c) Investments in Associates
Associates are entities for which the company has significant influence, but not control or joint control over the financial and operational decisions. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost and adjusted thereafter for the change in the company’s share of the investee’s profit or loss and Other Comprehensive Income (OCI) less distributions received until the date that significant influence ceases.
(d) Foreign Currency Translation
Functional currencies of the company’s individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.
In preparing the company’s consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in OCI.
If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.
(e) Revenues
Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, refined petroleum products and power represent the company’s contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are usually collected in the month following delivery except retail gasoline, diesel and ancillary products, which are due upon delivery and, accordingly, the company does not adjust consideration for the effects of a financing component.
Revenue from oil and natural gas production is recorded net of royalty expense.
International operations conducted pursuant to Production Sharing Contracts (PSCs) are reflected in the consolidated financial statements based on the company’s working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs and to share in the production profits. Cost recovery is generally limited to a specified percentage of production during each fiscal year (Cost Recovery Oil). Any Cost Recovery Oil remaining after costs have been recovered is referred to as Excess Petroleum and is shared between the company and the respective government. Assuming collection is reasonably assured, the company’s share of Cost Recovery Oil and Excess Petroleum are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company’s behalf by government joint partners.
(f) Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.
(g) Inventories
Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.
Inventories held for trading purposes are carried at fair value less costs to sell and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.
(h) Assets Held for Sale
Assets and the associated liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continued use. The assets or disposal groups are measured at the lower of their carrying
92   Annual Report 2021   Suncor Energy Inc.

amount or estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in Gain on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.
(i) Exploration and Evaluation Assets
The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.
Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.
When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.
(j) Property, Plant and Equipment
Property, Plant and Equipment are initially recorded at cost.
The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms, subsea structures and an estimate of asset retirement costs, are capitalized as oil and gas properties within Property, Plant and Equipment.
The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.
Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.
The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.
Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.
(k) Depreciation, Depletion and Amortization
Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.
Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.
Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.
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Notes to the Consolidated Financial Statements
Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries and other processing plants	20 to 40 years

Marketing and other distribution assets	10 to 40 years
The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.
Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.
Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.
(l) Goodwill and Other Intangible Assets
The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.
Other intangible assets include acquired customer lists, brand value and certain software costs.
Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to 10 years. Software costs are amortized over their expected useful lives, which range from five to six years. Expected useful lives of other intangible assets are reviewed on an annual basis.
(m) Impairment of Assets
Non-Financial Assets
Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.
If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.
Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset’s recoverable amount since the last impairment loss was recognized. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.
Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.
Financial Assets
At each reporting date, the company assesses the expected credit losses associated with its financial assets measured at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the company and the cash flows that the company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivables, the company applies the simplified approach permitted by IFRS 9 Financial Instruments, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivables are grouped based on the number of days the receivables have been outstanding and the internal credit assessments of the customers. Credit risk for longer term receivables is assessed based on an external credit rating of
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the counterparty. For longer term receivables with credit risk that has not increased significantly since the date of recognition, the company measures the expected credit loss as the twelve-month expected credit loss. Expected credit losses are recognized in net earnings.
(n) Provisions
Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are recognized for decommissioning and restoration obligations associated with the company’s Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management’s best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.
(o) Income Taxes
The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.
The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax provision at the best estimate of the amount of tax payable.
(p) Pensions and Other Post-Retirement Benefits
The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.
The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management’s best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.
The liability recognized on the balance sheet is the present value of the defined benefit obligations net of the fair value of plan assets.
(q) Share-Based Compensation Plans
Under the company’s share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.
Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The expense is recognized over the vesting period, with a corresponding adjustment to the outstanding liability. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.
Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.
(r) Financial Instruments
The company classifies its financial instruments into one of the following categories: fair value through profit or loss (FVTPL), fair value through other comprehensive income, or at amortized cost. This determination is made at initial recognition. All
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Notes to the Consolidated Financial Statements
financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies its derivative financial instruments and certain investments as FVTPL, cash and cash equivalents and accounts receivable as financial assets at amortized cost, and accounts payable and accrued liabilities, debt, and other long-term liabilities as financial liabilities at amortized cost.
In circumstances where the company consolidates a subsidiary in which there are other owners with a non-controlling interest and the subsidiary has a non-discretionary obligation to distribute cash based on a predetermined formula to the non-controlling owners, the non-controlling interest is classified as a financial liability rather than equity in accordance with IAS 32 Financial Instruments: Presentation. The non-controlling interest liability is classified as an amortized cost liability and is presented within Other Long-Term Liabilities. The balance is accreted based on current period interest expense recorded using the effective interest method and decreased based on distributions made to the non-controlling owners.
The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related reporting segment.
Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company’s expected purchase, sale or usage requirements are not considered to be derivative financial instruments and are accounted for as executory contracts.
Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.
(s) Hedging Activities
The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged item accomplishes the company’s risk management objectives for financial and non-financial risk exposures.
If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.
The company did not apply hedge accounting to any of its derivative instruments for the years ended December 31, 2021 or 2020.
(t) Share Capital
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.
(u) Dividend Distributions
Dividends on common shares are recognized in the period in which the dividends are declared by the company’s Board of Directors.
(v) Earnings per Share
Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.
Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company’s share-based compensation plans. The number of shares included is computed using the treasury stock method. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company’s diluted net earnings per share if they have a dilutive impact in the period.
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(w) Emissions Obligations
Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred to settle the obligation and are recorded in the period in which the emissions occur within Operating, Selling and General expense, or Purchases.
Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.
(x) Leases
At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset on the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term. Judgment is applied to determine the lease term where a renewal option exists. Right-of-use assets are depreciated using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be reduced by impairment losses or adjusted for certain remeasurements of the lease liability.
The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term. As well, the company has accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company’s incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.
Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the statement of cash flows.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company’s estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The company has lease contracts which include storage tanks, pipelines, railway cars, vessels, buildings, land, and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.
(y) Government Grants
Government grants are recognized when the company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received. The company recognizes the grants that compensate the company for expenses incurred against the financial statement line item that it is intended to compensate, or to other income if the grant is recognized in a different period than the underlying transaction.
4. Significant Accounting Estimates and Judgments
The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.
COVID-19
On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and
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Notes to the Consolidated Financial Statements
businesses. These measures have and may continue to have significant disruption to business operations and a significant increase in economic uncertainty, with fluctuating demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic volatility have been considered in management’s estimates, and assumptions at period-end have been reflected in our results with any significant changes described in the relevant financial statement note.
The COVID-19 pandemic is an evolving situation that is expected to continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows.
Climate Change
Climate change and the transition to a lower-carbon economy from carbon-based sources to alternative energy were considered in preparing the consolidated financial statements. These may have significant impacts on the currently reported amounts of the company’s assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future.
The financial statement areas that require significant estimates and judgments are as follows:
Oil and Gas Reserves
The company’s estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2021, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2021, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels can materially impact the estimation of net reserves. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.
Oil and Gas Activities
The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.
Exploration and Evaluation Costs
Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company’s internal project approval process.
Determination of Cash Generating Units (CGUs)
A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.
Asset Impairment and Reversals
Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.
The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes, and refining margins. In determining the recoverable amount, management may also be required to make
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judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value and useful life of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.
Decommissioning and Restoration Costs
The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company’s decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.
Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the carrying value of the liabilities. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.
Employee Future Benefits
The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.
Other Provisions
The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.
Income Taxes
Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company’s assets, liabilities and net earnings.
Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company’s estimate, the ability of the company to realize the deferred tax assets could be impacted.
Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company’s judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.
5. New IFRS Standards
Recently Announced Accounting Pronouncements
The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company’s consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.
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Notes to the Consolidated Financial Statements
Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrowed the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The amendments are effective January 1, 2023, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.
Definition of Accounting Estimates
In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments introduced a definition of accounting estimates and included other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective January 1, 2023, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.
6. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:
•
Oil Sands includes the company’s wholly owned operations in the Athabasca oil sands in Alberta to explore, develop and produce bitumen, synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company’s joint interest in the Syncrude oil sands mining and upgrading operation, and the company’s joint interest in the Fort Hills partnership as well as the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The individual operating segments related to mining operations, In Situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and the single geographic area and regulatory environment in which they operate.

•
Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas at Buzzard and Golden Eagle Area Development (the latter of which the company sold during 2021 – see note 33) in the United Kingdom (U.K.), exploration and production of crude oil and gas at Oda, and the development of the Fenja field in Norway, as well as the marketing and risk management of crude oil and natural gas.

•
Refining and Marketing includes the refining of crude oil products, and the distribution, marketing, transportation and risk management of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, natural gas and power.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. This includes renewable projects such as the wind power facilities of Chin Chute and Magrath in Alberta, SunBridge in Saskatchewan and Adelaide in Ontario, the development of the Forty Mile Wind Project in Alberta, as well as other investments in waste-to-biofuels, chemicals, and carbon capture projects.
Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.
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For the years ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenues and Other Income

Gross revenues	15 319	7 792	2 978	1 899	22 808	15 180	28	29	41 133	24 900

Intersegment revenues	4 601	2 825	—	—	107	92	(4 708)	(2 917)	—	—

Less: Royalties	(1 523)	(95)	(478)	(143)	—	—	—	—	(2 001)	(238)
Operating revenues, net of royalties	18 397	10 522	2 500	1 756	22 915	15 272	(4 680)	(2 888)	39 132	24 662

Other income (loss)	6	298	17	54	(50)	48	(4)	(10)	(31)	390
	18 403	10 820	2 517	1 810	22 865	15 320	(4 684)	(2 898)	39 101	25 052
Expenses

Purchases of crude oil and products	1 444	844	—	—	16 807	11 243	(4 460)	(2 975)	13 791	9 112

Operating, selling and general(1)	8 056	7 169	429	476	2 019	1 759	862	390	11 366	9 794

Transportation and distribution(1)	1 126	1 223	112	100	282	271	(41)	(43)	1 479	1 551

Depreciation, depletion, amortization and impairment	4 585	6 430	324	2 147	853	867	88	82	5 850	9 526

Exploration	12	57	35	129	—	—	—	—	47	186

(Gain) loss on disposal of assets	(4)	(1)	(227)	—	(19)	(24)	(7)	9	(257)	(16)

Financing expenses	359	336	53	47	56	37	787	576	1 255	996
	15 578	16 058	726	2 899	19 998	14 153	(2 771)	(1 961)	33 531	31 149
Earnings (Loss) before Income Taxes	2 825	(5 238)	1 791	(1 089)	2 867	1 167	(1 913)	(937)	5 570	(6 097)

Income Tax Expense (Recovery)

Current	729	(645)	473	64	576	325	(383)	(403)	1 395	(659)

Deferred	(51)	(797)	33	(321)	113	(24)	(39)	23	56	(1 119)
	678	(1 442)	506	(257)	689	301	(422)	(380)	1 451	(1 778)
Net Earnings (Loss)	2 147	(3 796)	1 285	(832)	2 178	866	(1 491)	(557)	4 119	(4 319)
Capital and Exploration Expenditures	3 168	2 736	270	489	825	515	292	186	4 555	3 926

(1)
Prior period amounts of the Refining and Marketing segment have been reclassified to align with the current year presentation of transportation and distribution expense. For the year ended December 31, 2020, $133 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

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Notes to the Consolidated Financial Statements
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:
For the years ended December 31	2021			2020
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

SCO and diesel	14 452	—	14 452	8 574	—	8 574

Bitumen	5 468	—	5 468	2 043	—	2 043
	19 920	—	19 920	10 617	—	10 617
Exploration and Production

Crude oil and natural gas liquids	1 709	1 257	2 966	1 089	806	1 895

Natural gas	—	12	12	—	4	4
	1 709	1 269	2 978	1 089	810	1 899
Refining and Marketing

Gasoline	9 983	—	9 983	6 585	—	6 585

Distillate	9 832	—	9 832	6 525	—	6 525

Other	3 100	—	3 100	2 162	—	2 162
	22 915	—	22 915	15 272	—	15 272
Corporate and Eliminations	(4 680)	—	(4 680)	(2 888)	—	(2 888)
Total Gross Revenue from Contracts with Customers	39 864	1 269	41 133	24 090	810	24 900
Geographical Information
Operating Revenues, net of Royalties
($ millions)	2021	2020
Canada	32 286	20 588

United States	5 818	3 312

Other foreign	1 028	762
	39 132	24 662
Non-Current Assets(1)
($ millions)	December 31 2021	December 31 2020
Canada	68 900	71 040

United States	2 020	1 856

Other foreign	1 682	2 125
	72 602	75 021

(1)
Excludes deferred income tax assets.

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7. Other Income
Other income consists of the following:
($ millions)	2021	2020
Energy trading activities

Gains recognized in earnings	43	126

Losses on inventory valuation	(10)	(25)

Short-term commodity risk management	(198)	49

Investment and interest income	64	94

Insurance proceeds(1)	69	96

Other	1	50
	(31)	390

(1)
2021 includes insurance proceeds for the outages at Mackay River and the secondary extraction facilities at Oil Sands Base Plant and 2020 includes insurance proceeds for MacKay River, both within the Oil Sands segment.

8. Operating, Selling and General Expense
Operating, Selling and General expense consists of the following:
($ millions)	2021	2020
Contract services(1)	4 090	4 165

Employee costs(1)	3 884	2 813

Materials	880	951

Energy	1 500	1 113

Equipment rentals and leases	418	361

Travel, marketing and other(2)	594	391
	11 366	9 794

(1)
The company incurred $8.6 billion of contract services and employee costs for the year ended December 31, 2021 (2020 – $7.5 billion), of which $8.0 billion (2020 – $7.0 billion) was recorded in Operating, Selling and General expense and $0.6 billion was recorded as Property, Plant and Equipment (2020 – $0.5 billion). Employee costs include salaries, benefits and share-based compensation.

(2)
Prior period amounts have been reclassified to align with the current year presentation of transportation and distribution expense. For the year ended December 31, 2020, $133 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

Annual Report 2021   Suncor Energy Inc.   103

Notes to the Consolidated Financial Statements
9. Financing Expenses
Financing expenses consist of the following:
($ millions)	2021	2020
Interest on debt	834	884

Interest on lease liabilities	161	166

Capitalized interest at 5.0% (2020 – 4.8%)	(144)	(120)
Interest expense	851	930

Interest on partnership liability	51	52

Interest on pension and other post-retirement benefits	59	54

Accretion	304	278

Foreign exchange gain on U.S. dollar denominated debt	(113)	(312)

Operational foreign exchange and other	23	(6)

Loss on extinguishment of long-term debt	80	—
	1 255	996
10. Income Taxes
Income Tax Expense (Recovery)
($ millions)	2021	2020
Current:

Current year	1 353	(650)

Adjustments in respect of current income tax of prior years	42	(9)

Deferred:

Origination and reversal of temporary differences	29	(973)

Adjustments in respect of deferred income tax of prior years	23	(52)

Changes in tax rates and legislation	8	(106)

Movement in unrecognized deferred income tax assets	(4)	12
Total income tax expense (recovery)	1 451	(1 778)
104   Annual Report 2021   Suncor Energy Inc.

Reconciliation of Effective Tax Rate
The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:
($ millions)	2021	2020
Earnings (loss) before income tax	5 570	(6 097)

Canadian statutory tax rate	24.24%	24.96%

Statutory tax	1 350	(1 522)

Add (deduct) the tax effect of:

Non-taxable component of capital gains	(12)	(45)

Share-based compensation and other permanent items	3	7

Assessments and adjustments	65	(58)

Impact of income tax rates and legislative changes	8	(173)

Non-taxable component of dispositions	(66)	—

Foreign tax rate differential	111	3

Movement in unrecognized deferred income tax assets	(4)	12

Other	(4)	(2)
Total income tax expense (recovery)	1 451	(1 778)
Effective tax rate	26.1%	29.2%
Deferred Income Tax Balances
The significant components of the company’s deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:
	Deferred Income Tax Expense (Recovery)		Deferred Income Tax Liability (Asset)
($ millions)	2021	2020	December 31 2021	December 31 2020
Property, plant and equipment	(260)	(1 084)	11 477	11 963

Decommissioning and restoration provision	141	21	(1 936)	(2 304)

Employee retirement benefit plans	(142)	34	(470)	(605)

Tax loss carry-forwards	161	(20)	(15)	(176)

Other	156	(70)	25	(120)
Net deferred income tax expense (recovery) and liability	56	(1 119)	9 081	8 758
Change in Deferred Income Tax Balances
($ millions)	2021	2020
Net deferred income tax liability, beginning of year	8 758	9 967

Recognized in deferred income tax expense (recovery)	56	(1 119)

Recognized in other comprehensive income	277	(62)

Foreign exchange, acquisition and other	(10)	(28)
Net deferred income tax liability, end of year	9 081	8 758
Deferred Tax in Shareholders’ Equity
($ millions)	2021	2020
Deferred Tax in Other Comprehensive Income

Actuarial gain (loss) on employment retirement benefit plans	277	(62)
Total income tax expense (recovery) reported in equity	277	(62)
Annual Report 2021   Suncor Energy Inc.   105

Notes to the Consolidated Financial Statements
Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized a $74 million (2020 – $78 million) deferred income tax asset on $606 million (2020 – $640 million) of capital losses related to unrealized foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.
No deferred tax liability has been recognized at December 31, 2021, on unremitted net earnings of foreign subsidiaries, as the company is able to control the timing and amount of distributions and is not expected to incur any taxes associated with future distributions.
11. Earnings (Loss) per Common Share
($ millions)	2021	2020
Net earnings (loss)	4 119	(4 319)
(millions of common shares)
Weighted average number of common shares	1 488	1 526

Dilutive securities:

Effect of share options	1	—
Weighted average number of diluted common shares	1 489	1 526
(dollars per common share)
Basic and diluted earnings (loss) per share	2.77	(2.83)
12. Cash and Cash Equivalents
($ millions)	December 31 2021	December 31 2020
Cash	1 971	1 523

Cash equivalents	234	362
	2 205	1 885
13. Supplemental Cash Flow Information
The (increase) decrease in non-cash working capital is comprised of:
($ millions)	2021	2020
Accounts receivable	(1 324)	954

Inventories	(551)	121

Accounts payable and accrued liabilities(1)	1 588	(1 605)

Current portion of provisions(1)	235	122

Income taxes payable (net)(2)	1 830	(1 350)
	1 778	(1 758)
Relating to:

Operating activities	1 507	(1 201)

Investing activities	271	(557)
	1 778	(1 758)

(1)
Prior period amounts of the current portion of provisions have been reclassified to conform to the current year presentation. For the year ended December 31, 2020, $133 million was reclassified from accounts payable and accrued liabilities to current portion of provisions. This reclassification had no effect on the non-cash working capital.

(2)
During the twelve months ended December 31, 2021, the increase in taxes payable was primarily related to the company’s 2021 current income tax expense, which is payable in early 2022.

106   Annual Report 2021   Suncor Energy Inc.

Reconciliation of movements of liabilities to cash flows arising from financing activities:
($ millions)	Short-Term Debt	Current Portion of Long-Term Lease Liabilities	Long-Term Lease Liabilities	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable
At December 31, 2019	2 155	310	2 621	—	12 884	455	—
Changes from financing cash flows:

Net issuance of commercial paper	1 445	—	—	—	—	—	—

Gross proceeds from issuance of long-term debt	—	—	—	—	2 651	—	—

Debt issuance costs	—	—	—	—	(17)	—	—

Dividends paid on common shares	—	—	—	—	—	—	(1 670)

Lease liability payments	—	(335)	—	—	—	—	—

Distributions to non-controlling interest	—	—	—	—	—	(10)	—

Non-cash changes:

Dividends declared on common shares	—	—	—	—	—	—	1 670

Unrealized foreign exchange gains	(34)	—	—	(20)	(258)	—	—

Reclassification of debt	—	—	—	1 433	(1 433)	—	—

Reclassification of lease obligations	—	297	(297)	—	—	—	—

Deferred financing costs	—	—	—	—	(15)	—	—

Reassessment of partnership liability	—	—	—	—	—	(9)	—

New leases	—	—	312	—	—	—	—
At December 31, 2020	3 566	272	2 636	1 413	13 812	436	—
Annual Report 2021   Suncor Energy Inc.   107

Notes to the Consolidated Financial Statements
($ millions)	Short-Term Debt	Current Portion of Long-Term Lease Liabilities	Long-Term Lease Liabilities	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable
Changes from financing cash flows:

Reduction of commercial paper	(2 256)	—	—	—	—	—	—

Gross proceeds from issuance of long-term debt	—	—	—	—	1 446	—	—

Debt issuance costs	—	—	—	—	(23)	—	—

Repayment of long-term debt	—	—	—	(2 451)	—	—	—

Loss on extinguishment of long-term debt	—	—	—	80	—	—	—

Realized foreign exchange (gains) and losses	(79)	—	—	128	—	—	—

Dividends paid on common shares	—	—	—	—	—	—	1 550

Lease liability payments	—	(325)	—	—	—	—	—

Distributions to non-controlling interest	—	—	—	—	—	(9)	—

Other	—	—	—	25	—	—	—

Non-cash changes:

Dividends declared on common shares	—	—	—	—	—	—	(1 550)

Unrealized foreign exchange losses and (gains)	53	—	—	(47)	(168)	—	—

Reclassification of debt	—	—	—	1 083	(1 083)	—	—

Lease derecognition	—	—	(41)	—	—	—	—

Reclassification of lease obligations	—	363	(363)	—	—	—	—

Deferred financing costs	—	—	—	—	5	—	—

New lease liabilities	—	—	308	—	—	—	—
At December 31, 2021	1 284	310	2 540	231	13 989	427	—
14. Inventories
($ millions)	December 31 2021	December 31 2020
Crude oil(1)	1 501	1 429

Refined products	1 820	1 322

Materials, supplies and merchandise	789	866
	4 110	3 617

(1)
Includes $110 million of inventories held for trading purposes (2020 – $154 million), which are measured at fair value less costs to sell based on Level 1 and Level 2 fair value inputs.

During 2021, purchased product inventories of  $14.7 billion (2020 – $9.4 billion) were recorded as an expense.
108   Annual Report 2021   Suncor Energy Inc.

15. Property, Plant and Equipment
($ millions)	Oil and Gas Properties	Plant and Equipment	Total
Cost

At December 31, 2019	40 596	84 568	125 164

Additions	820	2 994	3 814

Transfers from exploration and evaluation	170	—	170

Changes in decommissioning and restoration	1 078	3	1 081

Disposals and derecognition	(9)	(2 528)	(2 537)

Foreign exchange adjustments	54	(88)	(34)
At December 31, 2020	42 709	84 949	127 658

Additions	755	3 901	4 656

Transfers from exploration and evaluation	—	—	—

Changes in decommissioning and restoration	(1 127)	(5)	(1 132)

Disposals and derecognition	(1 902)	(2 652)	(4 554)

Foreign exchange adjustments	(118)	49	(69)
At December 31, 2021	40 317	86 242	126 559
Accumulated provision

At December 31, 2019	(22 389)	(30 135)	(52 524)

Depreciation, depletion, amortization and impairment	(3 039)	(6 166)	(9 205)

Disposals and derecognition	—	2 205	2 205

Foreign exchange adjustments	(45)	41	(4)
At December 31, 2020	(25 473)	(34 055)	(59 528)

Depreciation, depletion, amortization and impairment	(1 216)	(4 465)	(5 681)

Disposals and derecognition	1 676	2 452	4 128

Foreign exchange adjustments	70	(2)	68
At December 31, 2021	(24 943)	(36 070)	(61 013)
Net property, plant and equipment

December 31, 2020	17 236	50 894	68 130

December 31, 2021	15 374	50 172	65 546
	December 31, 2021			December 31, 2020
($ millions)	Cost	Accumulated Provision	Net Book Value	Cost	Accumulated Provision	Net Book Value
Oil Sands	87 849	(37 971)	49 878	86 999	(35 059)	51 940

Exploration and Production	21 495	(15 999)	5 496	23 640	(17 424)	6 216

Refining and Marketing	15 989	(6 596)	9 393	15 757	(6 547)	9 210

Corporate and Eliminations	1 226	(447)	779	1 262	(498)	764
	126 559	(61 013)	65 546	127 658	(59 528)	68 130
At December 31, 2021, the balance of assets under construction and not subject to depreciation or depletion was $4.6 billion (December 31, 2020 – $5.0 billion).
Annual Report 2021   Suncor Energy Inc.   109

Notes to the Consolidated Financial Statements
16. Asset Impairments
Oil Sands
Fort Hills assets:
During the fourth quarter of 2021, the company performed an asset impairment test on its Fort Hills cash generating unit (CGU) due to changes in its mine plan. The impairment test was performed using recoverable amounts based on fair value less cost of disposal. An expected cash flow approach was used with the following asset-specific assumptions (Level 3 fair value inputs note 27):
•
Western Canada Select (WCS) price forecast of US$55.00/bbl in 2022, US$54.57/bbl in 2023, and an average price of US$50.86/bbl between 2024 and 2031, escalating at 2% per year thereafter over the life of the project up to 2058, adjusted for asset-specific location and quality differentials;

•
the company’s share of production ranging from 94,000 to 111,000 bbls/d over the life of the project;

•
cash operating costs averaging $22.00/bbl to $23.00/bbl over the life of the project (expressed in real dollars), which reflects operating, selling and general expenses adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

•
foreign exchange rate of US$0.80 per one Canadian dollar; and

•
risk-adjusted discount rate of 7.5% (after-tax).

Factors including an improved WCS price forecast in the next two years and optimization of the mine plan to exclude high strip ratio zones were offset by higher operating and capital costs. The recoverable amount of the Fort Hills CGU was $5.5 billion as at December 31, 2021, which indicated that no impairment loss or reversal was required.
The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an impairment charge of approximately $1.0 billion (after-tax) on the company’s share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an impairment charge of approximately $0.5 billion (after-tax) on the company’s share of the Fort Hills assets.
Exploration and Production
Terra Nova assets:
During the third quarter of 2021, the company finalized an agreement with the co-owners of the Terra Nova Project to restructure the project ownership and move forward with the Asset Life Extension Project. The agreement increased the company’s working interest to 48% (previously approximately 38%) and includes royalty and financial support from the Government of Newfoundland and Labrador. The company received $26 million (net of taxes of  $8 million) in cash consideration to acquire the additional 10% working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the third quarter of 2021, the company performed an impairment reversal test on the Terra Nova CGU as the recoverable amount of this CGU was sensitive to the financial support from the Government of Newfoundland and Labrador and revised royalty structure resulting in increased profitability and economic value. The impairment reversal test was performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 27).
As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the Terra Nova CGU and the company recorded an impairment reversal of  $168 million (net of taxes of  $53 million) on its share of the Terra Nova assets in the Exploration and Production segment in the third quarter of 2021. In addition to the financial support from the government, the recoverable amount was determined based on the following asset-specific assumptions:
•
Brent price forecast of US$65.00/bbl in 2023 and US$68.00/bbl in 2024, escalating at 2% per year thereafter over the life of the project to 2033 and adjusted for asset-specific location and quality differentials;

•
the anticipated return to operations before the end of 2022 and the company’s share of production of approximately 6,000 bbls/d (based on its previous 38% working interest) over the life of the project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $177 million as at September 30, 2021.
No indicators of impairment or reversals of impairment were identified as at December 31, 2021.
Asset Impairments in 2020
The COVID-19 pandemic has resulted in a significant decrease in global demand for crude oil and commodity prices. In response, the company announced plans to reduce capital and operating costs. As a result of these events, the company performed asset impairment tests on certain CGUs in its Oil Sands and Exploration and Production segments as at March 31, 2020 as the
110   Annual Report 2021   Suncor Energy Inc.

recoverable amounts of these CGUs were most sensitive to the combined reduction in crude oil prices and changes to their respective capital and operating plans.
During the fourth quarter of 2020, the Fort Hills partners approved an earlier date for the phased restart of the second primary extraction train, compared to what was assumed in the first quarter impairment test. As such, the company performed an impairment reversal assessment as at December 31, 2020. Further, as there is significant doubt on the future of the West White Rose (WWR) Project, the company also performed an impairment test for the White Rose CGU as at December 31, 2020. The impairment tests were performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 27):
Oil Sands
The company performed an impairment reversal assessment for the Fort Hills CGU using the following asset-specific assumptions at December 31, 2020:
•
Western Canadian Select (WCS) price forecast of US$32.00/bbl in 2021, US$41.15/bbl in 2022, US$47.50/bbl in 2023 and US$49.50/bbl in 2024, escalating at approximately 2% per year thereafter over the life of the project up to 2064, adjusted for asset-specific location and quality differentials;

•
the company’s share of production averaging 74,000 bbls/d through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from 97,000 to 105,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $25.50/bbl through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from $19.00/bbl to $23.00/bbl thereafter as the project returns to full capacity over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

•
foreign exchange rate of US$0.76 per one Canadian dollar in 2021, and US$0.80 per one Canadian dollar thereafter; and

•
risk-adjusted discount rate of 7.5% (after-tax).

Positive factors, including an increase to forecast production as a result of the restart of the second primary extraction train, improved the WCS price forecast in the next two years, and lower operating costs were offset by lower long-term prices and the negative impact from a strengthening Canadian dollar. The recoverable amount of the Fort Hills CGU was $5.7 billion as at December 31, 2020, which indicated that no impairment reversal was required.
The recoverable amount estimate is most sensitive to price and discount rate. A 5% average increase in price over the life of the project would have resulted in an impairment reversal amount of approximately $1.0 billion (after-tax) on the company’s share of the Fort Hills assets. A 1% decrease in the discount rate would have resulted in an impairment reversal amount of approximately $0.9 billion (after-tax) on the company’s share of the Fort Hills assets.
During the first quarter of 2020, the company recorded an impairment of  $1.38 billion (net of taxes of  $0.44 billion) on its share of the Fort Hills Project in the Oil Sands segment using the following asset-specific assumptions:
•
WCS price forecast of US$9.00/bbl for the remainder of 2020, US$13.60/bbl in 2021, US$32.00/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2061, adjusted for asset-specific location and quality differentials;

•
the company’s share of production of 47,000 bbls/d while the Fort Hills Project operates on one primary extraction train for the remainder of 2020 through to 2021, and ramping up to two primary extraction trains during 2022, and then ranging from 96,000 to 106,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $32.00/bbl to $37.00/bbl while the Fort Hills Project operates on one primary extraction train for the remainder of 2020 through to 2021, and ranging from $22.00/bbl to $24.00/bbl thereafter, as the project returns to two primary extraction trains over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

•
foreign exchange rate of US$0.76 per one Canadian dollar; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $6.4 billion as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company’s share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company’s share of the Fort Hills assets.
Annual Report 2021   Suncor Energy Inc.   111

Notes to the Consolidated Financial Statements
Exploration and Production
White Rose assets:
In the fourth quarter of 2020, the company reassessed the likelihood of completing the West White Rose (WWR) Project. As a result of this reassessment, the company performed an impairment test of the White Rose CGU. While the base White Rose Project will continue to produce in 2021, the company has removed the reserves and forecast revenues for the WWR Project. This decision reduced planned production from the CGU and increased the expected closure costs relative to the assumptions used in the first quarter of 2020, with all other assumptions remaining relatively consistent. An after-tax impairment charge of $423 million (net of taxes of  $136 million) was recognized and the White Rose CGU is fully impaired as at December 31, 2020.
During the first quarter of 2020, the company recorded an impairment of  $137 million (net of taxes of  $45 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:
•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2036 and adjusted for asset-specific location and quality differentials;

•
the company’s share of production of approximately 9,800 bbls/d over the life of the project;

•
the company’s share of future capital expenditures of  $1.435 billion, including the WWR expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $185 million as at March 31, 2020. The recoverable amount estimate was most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $83 million (after-tax) on the company’s share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $45 million (after-tax) on the company’s share of the White Rose assets.
Terra Nova assets:
During the first quarter of 2020, the company recorded an impairment of  $285 million (net of taxes of  $93 million) on its share of the Terra Nova assets in the Exploration and Production segment using the following asset-specific assumptions:
•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset-specific location and quality differentials;

•
the company’s share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the asset life extension project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $24 million as at March 31, 2020.
No indicators of impairment or reversals of impairment were identified as at December 31, 2020.
17. Right-of-Use Assets and Leases
Right-of-use (ROU) assets within Property, Plant and Equipment:
($ millions)	December 31 2021	December 31 2020
Property, plant and equipment, net – excluding ROU assets	62 821	65 306

ROU assets	2 725	2 824
	65 546	68 130
112   Annual Report 2021   Suncor Energy Inc.

The following table presents the ROU assets by asset class:
($ millions)	Plant and Equipment
Cost

At January 1, 2020	3 505

Additions and adjustments	312

Disposals	(25)

Foreign exchange	(6)
At December 31, 2020	3 786

Additions and adjustments	307

Disposals	(232)

Foreign exchange	—
At December 31, 2021	3 861
Accumulated provision

At January 1, 2020	(610)

Depreciation	(375)

Disposals	21

Foreign exchange	2
At December 31, 2020	(962)

Depreciation	(396)

Disposals	221

Foreign exchange	1
At December 31, 2021	(1 136)
Net ROU assets

At December 31, 2020	2 824
At December 31, 2021	2 725
Other lease-related items recognized in the Consolidated Statements of Comprehensive Income (Loss):
	For the year ended December 31
($ millions)	2021	2020
Operating, selling and general

Short-term lease expense	143	181

Variable lease expense	35	39
There were no leases with residual value guarantees. For the year ended December 31, 2021, total cash outflow for leases, excluding short-term lease expense and variable lease expense, was $486 million (2020 – $501 million).
Annual Report 2021   Suncor Energy Inc.   113

Notes to the Consolidated Financial Statements
18. Exploration and Evaluation Assets
($ millions)	December 31 2021	December 31 2020
Beginning of year	2 286	2 428

Acquisitions and additions	2	176

Transfers to oil and gas assets	—	(170)

Dry hole expenses	—	(80)

Disposals and derecognition	(54)	(70)

Foreign exchange adjustments	(8)	2
End of year	2 226	2 286
19. Other Assets
($ millions)	December 31 2021	December 31 2020
Investments	391	323

Prepaids and other	916	954
	1 307	1 277
Prepaids and other includes long-term accounts receivable related to deposits paid on Notices of Reassessments that have been received from the Canada Revenue Agency and are unlikely to be settled within one year.
20. Goodwill and Other Intangible Assets
($ millions)	Oil Sands Goodwill	Refining and Marketing Goodwill	Other Intangibles	Total
At December 31, 2019	2 752	140	166	3 058

Additions	—	—	272	272

Amortization	—	—	(2)	(2)
At December 31, 2020	2 752	140	436	3 328

Additions	—	—	213	213

Amortization	—	—	(18)	(18)
At December 31, 2021	2 752	140	631	3 523
The company performed a goodwill impairment test at December 31, 2021 on its Oil Sands segment. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the segment’s expected future cash flows.
Cash flow forecasts are based on past experience, historical trends, third-party evaluations of the company’s reserves and resources to determine production profiles and volumes, and estimates of operating costs, maintenance and capital expenditures. These estimates are validated against the estimates approved through the company’s annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test. Projected cash flows reflect current market assessments of key assumptions, including climate change, long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the CGU (Level 3 fair value inputs)
Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The after-tax discount rate applied to cash flow projections was 7.5% (2020 – 7.5%). The company based its cash flow projections on a West Texas Intermediate price of US$71.00/bbl in 2022, US$66.81/bbl in 2023, US$63.46/bbl in 2024, US$64.73/bbl in 2025 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecast cash flow period ranged from 50 years to 55 years based on the respective CGU. As a result of this analysis, management did not identify any impairment of goodwill within the Oil Sands operating segment.
The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on fair value less costs of disposal calculated using the present value of the CGUs’ expected future cash flows, based
114   Annual Report 2021   Suncor Energy Inc.

primarily on historical results adjusted for current economic conditions. As a result of this analysis, management did not identify any impairment of goodwill within the Refining and Marketing segment.
21. Debt and Credit Facilities
Debt and credit facilities are comprised of the following:
Short-Term Debt
($ millions)	December 31 2021	December 31 2020
Commercial paper(1)	1 284	3 566

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of  $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2021 was 0.33% (December 31, 2020 – 0.39%).

Annual Report 2021   Suncor Energy Inc.   115

Notes to the Consolidated Financial Statements
Long-Term Debt
($ millions)	December 31 2021	December 31 2020
Fixed-term debt(2)(3)

3.10% Series 5 Medium Term Notes, due 2021	—	748

9.25% Debentures, due 2021 (US$300)	—	389

9.40% Notes, due 2021 (US$220)(4)(5)	—	281

4.50% Notes, due 2022 (US$182)(4)	231	224

2.80% Notes, due 2023 (US$450)	569	574

3.60% Notes, due 2024 (US$750)	—	953

3.10% Notes, due 2025 (US$550)	696	701

3.00% Series 5 Medium Term Notes, due 2026	699	699

7.875% Debentures, due 2026 (US$275)	359	364

8.20% Notes, due 2027 (US$59)(4)	78	79

7.00% Debentures, due 2028 (US$250)	320	323

3.10% Series 6 Medium Term Notes, due 2029	748	748

5.00% Series 7 Medium Term Notes, due 2030	1 247	1 247

7.15% Notes, due 2032 (US$500)	631	637

5.35% Notes, due 2033 (US$300)	355	356

5.95% Notes, due 2034 (US$500)	630	636

5.95% Notes, due 2035 (US$600)	731	736

5.39% Series 4 Medium Term Notes, due 2037	599	599

6.50% Notes, due 2038 (US$1 150)	1 451	1 464

6.80% Notes, due 2038 (US$900)	1 156	1 167

6.85% Notes, due 2039 (US$750)	946	953

6.00% Notes, due 2042 (US$152)(4)	149	149

4.34% Series 5 Medium Term Notes, due 2046	300	300

4.00% Notes, due 2047 (US$750)	945	952

3.95% Series 8 Medium Term Notes, due 2051	493	—

3.75% Notes, due 2051 (US$750)	945	—
Total unsecured long-term debt	14 278	15 279

Lease liabilities(6)	2 850	2 908

Deferred financing costs	(58)	(54)
	17 070	18 133
Current portion of long-term debt and lease liabilities

Lease liabilities	(310)	(272)

Long-term debt	(231)	(1 413)
	(541)	(1 685)
Total long-term lease liabilities	2 540	2 636

Total long-term debt	13 989	13 812

(2)
The value of debt includes the unamortized balance of premiums or discounts.

(3)
Certain securities are redeemable at the option of the company.

(4)
Debt acquired through the acquisition of Canadian Oil Sands Limited (COS).

(5)
Subsequent to the acquisition of COS, Moody’s Investors Service downgraded COS long-term senior debt rating from Baa3 (negative outlook) to Ba3 (stable outlook). This triggered a change in the coupon rate of the note from 7.9% to 9.4%.

(6)
Interest rates range from 0.4% to 14.2% and maturity dates range from 2022 to 2062.

116   Annual Report 2021   Suncor Energy Inc.

Subsequent to the fourth quarter of 2021, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
During the fourth quarter of 2021, the company repaid its US$300 million (book value of  $371 million) senior unsecured notes at maturity with a coupon of 9.25%, for US$314 million ($388 million), including US$14 million ($17 million) of accrued interest.
In the third quarter of 2021, the company completed an early redemption of its US$750 million (book value of  $951 million) senior unsecured notes with a coupon interest of 3.60% originally scheduled to mature on December 1, 2024, for US$822 million ($1.0 billion), including US$9 million ($11 million) of accrued interest, resulting in a debt extinguishment loss of  $80 million ($60 million after tax).
On March 4, 2021, the company issued US$750 million of senior unsecured notes maturing on March 4, 2051. The notes have a coupon of 3.75% and were priced at US$99.518 per US$100 principal amount for an effective yield of 3.777%. The company also issued $500 million of senior unsecured Series 8 medium-term notes on March 4, 2021, maturing on March 4, 2051. The notes have a coupon of 3.95% and were priced at $98.546 per $100 principal amount for an effective yield of 4.034%. Interest on the 3.75% and 3.95% notes is paid semi-annually.
In the first quarter of 2021, the company completed an early redemption of its $750 million senior unsecured Series 5 medium-term notes with a coupon of 3.10%, originally scheduled to mature on November 26, 2021, for $770 million, including $8 million of accrued interest, resulting in a debt extinguishment loss of  $12 million ($9 million after-tax). The company also completed an early redemption of its US$220 million (book value of  $278 million) senior unsecured notes with a coupon of 9.40%, originally scheduled to mature on September 1, 2021, for US$230 million ($290 million), including US$2 million ($2 million) of accrued interest, resulting in a debt extinguishment loss of  $10 million ($8 million after-tax).
In 2020, the company issued $1.25 billion of senior unsecured Series 7 Medium Term Notes maturing on April 9, 2030. The Series 7 Medium Term Notes have a coupon of 5.00% and were priced at $99.697 per $100 principal amount for an effective yield of 5.039%. Interest on the Series 7 Medium Term Notes is paid semi-annually.
In 2020, the company issued US$450 million of senior unsecured notes maturing on May 15, 2023. The notes have a coupon of 2.80% and were priced at US$99.903 per US$100 principal amount for an effective yield of 2.834%. The company also issued US$550 million of senior unsecured notes in 2020 maturing on May 15, 2025. The notes have a coupon of 3.10% and were priced at US$99.949 per US$100 principal amount for an effective yield of 3.111%. Interest on the 2.80% and 3.10% notes is paid semi-annually.
Scheduled Debt Repayments
Scheduled principal repayments as at December 31, 2021 for lease liabilities, short-term debt and long-term debt are as follows:
($ millions)	Repayment
2022	1 816

2023	828

2024	232

2025	907

2026	1 244

Thereafter	13 482
18 509
Credit Facilities
In the second quarter of 2021, the company reduced the size of each tranche of its syndicated credit facilities by US$500 million and $500 million to US$2.0 billion and $3.0 billion, respectively, and extended the maturity from April 2022 and April 2023 to June 2024 and June 2025, respectively.
Effective March 5, 2021, the company terminated $2.8 billion of bilateral credit facilities as these credit facilities were no longer required. The terminated credit facilities had a two-year term and were entered into in March and April 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic should they have been required.
Annual Report 2021   Suncor Energy Inc.   117

Notes to the Consolidated Financial Statements
A summary of available and unutilized credit facilities is as follows:
($ millions)	2021
Fully revolving and expires in 2025	3 000

Fully revolving and expires in 2024	2 531

Can be terminated at any time at the option of the lenders	1 420
Total credit facilities	6 951
Credit facilities supporting outstanding commercial paper	(1 284)

Credit facilities supporting standby letters of credit	(1 147)
Total unutilized credit facilities(1)	4 520

(1)
Available credit facilities for liquidity purposes at December 31, 2021 decreased to $4.247 billion, compared to $6.043 billion at December 31, 2020.

22. Other Long-Term Liabilities
($ millions)	December 31 2021	December 31 2020
Pensions and other post-retirement benefits (note 23)	1 207	2 004

Share-based compensation plans (note 26)	291	143

Partnership liability (note 27)(1)	427	436

Deferred revenue	29	35

Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(2)	74	74

Other	152	148
	2 180	2 840

(1)
The company paid $60 million in 2021 (2020 – $62 million) in distributions to the partners of the East Tank Farm Development, of which $51 million (2020 – $52 million) was allocated to interest expense and $9 million (2020 – $10 million) to the principal.

(2)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada’s ratification of six EPSAs in Libya. At December 31, 2021, the carrying amount of the Libya EPSAs’ signature bonus was $78 million (December 31, 2020 – $78 million). The current portion is $4 million (December 31, 2020 – $4 million) and is recorded in Accounts Payable and Accrued Liabilities.

23. Pensions and Other Post-Retirement Benefits
The company’s defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company’s contributions to the funded plans are deposited with independent trustees who act as custodians of the plans’ assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.
Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.
Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada and the U.K., and every year in the United States and Germany. The most recent valuations for the registered Canadian plans and U.K. plans were performed as at December 31, 2019. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.
The company’s other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.
The company reports its share of Syncrude’s defined benefit and defined contribution pension plans and Syncrude’s other post-retirement benefits plan.
118   Annual Report 2021   Suncor Energy Inc.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee’s pensionable earnings.
Defined Benefit Obligations and Funded Status
	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2021	2020	2021	2020
Change in benefit obligation

Benefit obligation at beginning of year	8 682	7 708	690	631

Current service costs	302	272	19	15

Plan participants’ contributions	17	17	—	—

Benefits paid	(350)	(316)	(27)	(24)

Interest costs	222	238	18	19

Foreign exchange	(6)	1	—	—

Settlements	11	5	—	—

Actuarial remeasurement:

Experience gain arising on plan liabilities	(1)	(26)	(1)	(6)

Actuarial (gain) loss arising from changes in demographic assumptions	(2)	50	—	12

Actuarial (gain) loss arising from changes in financial assumptions	(572)	733	(27)	43
Benefit obligation at end of year	8 303	8 682	672	690
Change in plan assets

Fair value of plan assets at beginning of year	7 305	6 693	—	—

Employer contributions	(11)	132	—	—

Plan participants’ contributions	17	17	—	—

Benefits paid	(325)	(290)	—	—

Foreign exchange	(5)	(1)	—	—

Settlements	11	5	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	181	203	—	—

Actuarial remeasurement:

Return on plan assets greater than discount rate	530	548	—	—
Fair value of plan assets at end of year	7 701	7 305	—	—
Net unfunded obligation	602	1 377	672	690
In June 2020, the Government of Alberta issued an amendment to the Employment Pension Plans Regulation to provide additional forms of relief to administrators of Alberta-registered pension plans. The amendment allowed for a temporary increase to the limit of funding excess to reduce or eliminate current service contributions for a single fiscal year for purposes of a contribution holiday. The company was approved for funding relief starting in late 2020 for both the defined benefit plan and the defined contribution plan based on funding levels in the defined benefit plan. In 2021, employer contributions reflect the contribution holiday and a transfer of funds from the defined benefit plan to the defined contribution plan, with the company resuming cash contributions near the end of the year. The company expects to make cash contributions to its defined benefit pension plans in 2022 of  $189 million.
Of the total net unfunded obligations as at December 31, 2021, 98% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2020 – 96%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 15.1 years (2020 – 15.8 years).
Annual Report 2021   Suncor Energy Inc.   119

Notes to the Consolidated Financial Statements
The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities and Other Long-Term Liabilities (note 22) in the Consolidated Balance Sheets.
	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2021	2020	2021	2020
Analysis of amount charged to earnings:

Current service costs	302	272	19	15

Interest costs	41	35	18	19
Defined benefit plans expense	343	307	37	34

Defined contribution plans expense	94	83	—	—
Total benefit plans expense charged to earnings	437	390	37	34
Components of defined benefit costs recognized in Other Comprehensive Income:
	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2021	2020	2021	2020
Return on plan assets (excluding amounts included in net interest expense)	(530)	(548)	—	—

Actuarial (gain) arising from experience on plan liabilities	(1)	(26)	(1)	(6)

Actuarial (gain) loss arising from changes in financial assumptions	(572)	733	(27)	43

Actuarial (gain) loss arising from changes in demographic assumptions	(2)	50	—	12
Actuarial (gain) loss recognized in other comprehensive income	(1 105)	209	(28)	49
Actuarial Assumptions
The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.
The significant weighted average actuarial assumptions were as follows:
	Pension Benefits		Other Post-Retirement Benefits
(%)	December 31 2021	December 31 2020	December 31 2021	December 31 2020
Discount rate	2.90	2.50	2.90	2.50

Rate of compensation increase	3.00	3.00	3.00	3.00
The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.
The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.
In order to measure the expected cost of other post-retirement benefits, it was assumed that the health care costs would increase annually by 5%.
120   Annual Report 2021   Suncor Energy Inc.

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company’s Canadian plans. A change of these assumptions would have the following effects:
	Pension Benefits
($ millions)	Increase	Decrease
1% change in discount rate

Effect on the aggregate service and interest costs	(24)	31

Effect on the benefit obligations	(1 155)	1 515
	Other Post-Retirement Benefits
($ millions)	Increase	Decrease
1% change in discount rate

Effect on the benefit obligations	(80)	99
1% change in health care cost

Effect on the aggregate service and interest costs	1	(1)

Effect on the benefit obligations	36	(31)
Plan Assets and Investment Objectives
The company’s long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans’ target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.
The company’s weighted average pension plan asset allocations, based on market values as at December 31, are as follows:
(%)	2021	2020
Equities	48	50

Fixed income	38	38

Plan assets, comprised of:

– Real Estate	14	12
Total	100	100
Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.
Annual Report 2021   Suncor Energy Inc.   121

Notes to the Consolidated Financial Statements
24. Provisions
($ millions)	Decommissioning and Restoration(1)	Royalties	Other(2)	Total
At December 31, 2019	8 898	133	276	9 307

Liabilities incurred	967	16	190	1 173

Change in discount rate	402	—	—	402

Changes in estimates	(268)	(71)	5	(334)

Liabilities settled	(231)	(7)	(4)	(242)

Accretion	278	—	—	278

Foreign exchange	(2)	—	—	(2)
At December 31, 2020	10 044	71	467	10 582

Less: current portion	(250)	(71)	(206)	(527)
	9 794	—	261	10 055
At December 31, 2020	10 044	71	467	10 582

Liabilities incurred	104	137	171	412

Change in discount rate	(1 260)	—	—	(1 260)

Changes in estimates	(76)	(12)	(13)	(101)

Liabilities settled	(263)	26	(84)	(321)

Accretion	304	—	—	304

Asset disposals	(61)	—	—	(61)

Foreign exchange	—	—	—	—
At December 31, 2021	8 792	222	541	9 555

Less: current portion	(266)	(222)	(291)	(779)
	8 526	—	250	8 776

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted and uninflated amount of estimated future cash flows required to settle the obligations at December 31, 2021 was approximately $13.8 billion (December 31, 2020 – $14.1 billion). A weighted average credit-adjusted risk-free interest rate of 3.70% was used to discount the provision recognized at December 31, 2021 (December 31, 2020 – 3.10%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
Includes legal and environmental provisions. It also includes a provision, with the offset being recorded to transportation expense, for $187 million (after-tax $142 million) related to the Keystone XL pipeline project and a restructuring provision remaining for $88 million.

Sensitivities
Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:
As at December 31	2021	2020
1% Increase	(1 497)	(1 919)

1% Decrease	2 113	2 806
122   Annual Report 2021   Suncor Energy Inc.

25. Share Capital
Authorized
Common Shares
The company is authorized to issue an unlimited number of common shares without nominal or par value.
Preferred Shares
The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.
Normal Course Issuer Bid
During the first quarter of 2021, the company announced its intention to commence a new Normal Course Issuer Bid (the 2021 NCIB) to repurchase common shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and/or alternative trading systems. Pursuant to the 2021 NCIB, the company may repurchase for cancellation up to 44,000,000 common shares between February 8, 2021, and February 7, 2022.
During the third quarter of 2021, Suncor received approval from the TSX to amend the 2021 NCIB effective as of the close of markets on July 30, 2021. The amended notice provides that Suncor may increase the maximum number of common shares that may be repurchased under the 2021 NCIB from February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021. No other terms of the NCIB were amended.
During the fourth quarter of 2021, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on October 29, 2021. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 76,250,000 shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 106,700,000, or approximately 7% of Suncor’s public float as at January 31, 2021. No other terms of the NCIB have been amended.
For the twelve months ended December 31, 2021, the company repurchased 84.0 million common shares under the 2021 NCIB at an average price of  $27.45 per share, for a total repurchase cost of  $2.3 billion.
Subsequent to the fourth quarter of 2021, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof. As at January 31, 2022, Suncor had 1,435,748,494 common shares issued and outstanding.
The following table summarizes the share repurchase activities during the period:
($ millions, except as noted)	2021	2020
Share repurchase activities (thousands of common shares)

Shares repurchased	83 959	7 527
Amounts charged to

Share capital	1 382	124

Retained earnings	922	183
Share repurchase cost	2 304	307
Average repurchase cost per share	27.45	40.83
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	December 31 2021	December 31 2020
Amounts charged to

Share capital	120	—

Retained earnings	110	—
Liability for share purchase commitment	230	—
Annual Report 2021   Suncor Energy Inc.   123

Notes to the Consolidated Financial Statements
26. Share-Based Compensation
Share-Based Compensation Expense
Reflected in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:
($ millions)	2021	2020
Equity-settled plans	21	32

Cash-settled plans	301	(28)
Total share-based compensation expense	322	4
Liability Recognized for Share-Based Compensation
Reflected in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company’s cash-settled plans:
($ millions)	December 31 2021	December 31 2020
Current liability	153	117

Long-term liability (note 22)	291	143
Total Liability	444	260
The intrinsic value of the vested awards at December 31, 2021 was $200 million (December 31, 2020 – $149 million).
Stock Option Plans
Suncor grants stock option awards as a form of retention and incentive compensation.
Stock options granted by the company provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.
The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are as noted below:
	2021	2020
Annual dividend per share (dollars)	1.05	1.10

Risk-free interest rate	0.49%	1.35%

Expected life	5 years	5 years

Expected volatility	40%	24%

Weighted average fair value per option (dollars)	5.40	4.51
The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor’s common shares over a period similar to the life of the options, and is indicative of future trends.
The following table presents a summary of the activity related to Suncor’s stock option plans:
	2021		2020
	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)
Outstanding, beginning of year	38 373	39.65	33 882	39.70

Granted	3 457	22.71	6 341	38.95

Exercised as options for common shares	(245)	29.82	(804)	35.73

Forfeited/expired	(4 495)	37.62	(1 046)	39.91
Outstanding, end of year	37 090	38.39	38 373	39.65
Exercisable, end of year	28 421	39.87	26 943	39.10
124   Annual Report 2021   Suncor Energy Inc.

For the options outstanding at December 31, 2021, the exercise price ranges and weighted average remaining contractual lives are shown below:
	Outstanding			Exercisable
Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)
22.63-24.99	3 378	6	22.65	30	22.88

25.00-29.99	9	6	29.29	—	—

30.00-34.99	4 694	1	30.23	4 672	30.23

35.00-39.99	9 537	3	38.99	6 024	38.95

40.00-44.99	19 292	3	42.71	17 516	42.68

45.00-49.99	52	4	48.15	51	48.16

50.00-54.27	128	3	52.39	128	52.39
Total	37 090	3	38.39	28 421	39.87
Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:
(thousands)	2021	2020
	25 037	8 999
Share Unit Plans
Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.
(a) Performance Share Units (PSUs)
A PSU is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company’s share price at time of vesting) contingent upon Suncor’s total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. Cash payments for awards granted in 2019 and onwards are contingent upon Suncor’s total shareholder return and annual return on capital employed performance. PSUs vest approximately three years after the grant date.
(b) Restricted Share Units (RSUs)
A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company’s share price leading up to vesting. RSUs vest approximately three years after the grant date.
In 2022, Syncrude’s Long Term Incentive Plans (LTIP) of approximately $123 million will be converted into Suncor RSUs at a conversion price of  $30.93.
(c) Deferred Share Units (DSUs)
A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.
Annual Report 2021   Suncor Energy Inc.   125

Notes to the Consolidated Financial Statements
The following table presents a summary of the activity related to Suncor’s share unit plans:
(thousands)	PSU	RSU	DSU
Outstanding, December 31, 2019	2 193	13 602	1 287

Granted	1 232	6 567	289

Redeemed for cash	(1 086)	(4 707)	(191)

Forfeited/expired	(54)	(367)	—
Outstanding, December 31, 2020	2 285	15 095	1 385

Granted	1 285	11 954	164

Redeemed for cash	(751)	(4 609)	(167)

Forfeited/expired	(53)	(1 003)	—
Outstanding, December 31, 2021	2 766	21 437	1 382
Stock Appreciation Rights (SARs)
A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company’s common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.
SARs have a seven-year life and vest annually over a three-year period.
The following table presents a summary of the activity related to Suncor’s SARs plan:
	2021		2020
	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)
Outstanding, beginning of year	509	39.25	385	39.83

Granted	10	22.63	132	37.41

Exercised	—	—	(7)	36.38

Forfeited/expired	(56)	37.78	(1)	39.08
Outstanding, end of year	463	39.06	509	39.25
Exercisable, end of year	357	39.68	307	39.09
27. Financial Instruments and Risk Management
The company’s financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.
Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.
The company’s long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2021, the carrying value of fixed-term debt accounted for under amortized cost was $14.2 billion (December 31, 2020 – $15.2 billion) and the fair value at December 31, 2021 was $17.4 billion (December 31, 2020 – $18.8 billion). The decrease in carrying value and fair value of debt is mainly due to repayment of debt during the year. The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.
Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2018 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2021, the carrying value of the Partnership liability accounted for under amortized cost was $436 million (December 31, 2020 – $445 million).
126   Annual Report 2021   Suncor Energy Inc.

Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	2021	2020
Fair value outstanding, beginning of year	(121)	(39)

Cash settlements – paid (received) during the year	178	(257)

Changes in fair value recognized in earnings during the year (note 7)	(155)	175
Fair value outstanding, end of year	(98)	(121)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2021, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2021 and 2020.
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	63	90	—	153

Accounts payable	(202)	(72)	—	(274)
Balance at December 31, 2020	(139)	18	—	(121)
Accounts receivable	35	88	—	123

Accounts payable	(134)	(87)	—	(221)
Balance at December 31, 2021	(99)	1	—	(98)
During the year ended December 31, 2021, there were no transfers between Level 1 and Level 2 fair value measurements.
Annual Report 2021   Suncor Energy Inc.   127

Notes to the Consolidated Financial Statements
Offsetting Financial Assets and Liabilities
The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2021 and 2020.
Financial Assets
($ millions)	Gross Assets	Gross Liabilities Offset	Net Amounts Presented
Fair value of derivative assets	2 890	(2 737)	153

Accounts receivable	2 999	(1 398)	1 601
Balance at December 31, 2020	5 889	(4 135)	1 754
Fair value of derivative assets	6 527	(6 404)	123

Accounts receivable	5 048	(2 734)	2 314
Balance at December 31, 2021	11 575	(9 138)	2 437
Financial Liabilities
($ millions)	Gross Liabilities	Gross Assets Offset	Net Amounts Presented
Fair value of derivative liabilities	(3 011)	2 737	(274)

Accounts payable	(2 385)	1 398	(987)
Balance at December 31, 2020	(5 396)	4 135	(1 261)
Fair value of derivative liabilities	(6 625)	6 404	(221)

Accounts payable	(4 205)	2 734	(1 471)
Balance at December 31, 2021	(10 830)	9 138	(1 692)
Risk Management
The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.
The company maintains a formal governance process to manage its financial risks. The company’s Commodity Risk Management Committee (CRMC) is charged with the oversight of the company’s trading and credit risk management activities. These activities are intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company’s operations, and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company’s Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.
1) Market Risk
Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company’s financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.
(a) Commodity Price Risk
Suncor’s financial performance is closely linked to crude oil and refined product prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and electricity prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into derivative contracts to limit exposure to changes in crude oil and refined product prices during transportation and natural gas prices.
An increase of US$10/bbl of crude oil as at December 31, 2021 would increase pre-tax earnings for the company’s outstanding derivative financial instruments by approximately $58 million (2020 – $95 million increase).
(b) Foreign Currency Exchange Risk
The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company’s functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2021 would
128   Annual Report 2021   Suncor Energy Inc.

increase pre-tax earnings related to the company’s U.S. dollar denominated long-term debt, commercial paper and working capital by approximately $133 million (2020 – $182 million).
(c) Interest Rate Risk
The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.
To manage the company’s exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2021, the company had no outstanding forward interest rate swaps. The weighted average interest rate on total debt, including lease liabilities, for the year ended December 31, 2021 was 5.0% (2020 – 5.3%).
The company’s net earnings are sensitive to changes in interest rates on the floating rate portion of the company’s debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company’s pre-tax earnings would increase by approximately $9 million primarily due to a higher cash balance compared to the short-term debt balance (2020 – approximately $17 million decrease). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2021. The proportion of floating interest rate exposure at December 31, 2021 was 7.0% of total debt outstanding (2020 – 16.4%).
2) Liquidity Risk
Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. The company’s available credit facilities decreased by $2.0 billion during the year ended December 31, 2021, primarily due to the cancellation of  $2.8 billion in bi-lateral credit facilities that were no longer required as they were entered into in March and April 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic, and a reduction in the size of the company’s syndicated credit facilities. Suncor’s cash and cash equivalents and total credit facilities at December 31, 2021 were $2.2 billion and $7.0 billion, respectively. Of Suncor’s $7.0 billion in total credit facilities, $4.5 billion were unutilized at December 31, 2021. In addition, Suncor has $4.50 billion of unused capacity under a Canadian debt shelf prospectus and an unused capacity of US$4.25 billion under a U.S. universal shelf prospectus. The ability of the company to raise additional capital utilizing these shelf prospectuses is dependent on market conditions. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.
Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.
The following table shows the timing of cash outflows related to trade and other payables and debt.
	December 31, 2020
($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)	Lease Liabilities
Within one year	4 410	2 849	5 773	474

2 to 3 years	37	162	2 233	771

4 to 5 years	37	—	3 009	631

Over 5 years	—	—	17 834	2 779
	4 484	3 011	28 849	4 655
	December 31, 2021
($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)	Lease Liabilities
Within one year	6 282	6 466	2 253	459

2 to 3 years	37	159	2 015	779

4 to 5 years	37	—	3 127	660

Over 5 years	—	—	18 836	2 633
	6 356	6 625	26 231	4 531

(1)
Trade and other payables exclude net derivative liabilities of  $221 million (2020 – $274 million).

(2)
Gross derivative liabilities of  $6.625 billion (2020 – $3.011 billion) are offset by gross derivative assets of  $6.404 billion (2020 – $2.737 billion), resulting in a net amount of  $221 million (2020 – $274 million).

(3)
Debt includes short-term debt, long-term debt and interest payments on fixed-term debt.

Annual Report 2021   Suncor Energy Inc.   129

Notes to the Consolidated Financial Statements
3) Credit Risk
Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company’s credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, and a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.
A substantial portion of the company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor’s customers are large and established downstream companies with investment grade credit ratings. At December 31, 2021, substantially all of the company’s trade receivables were current.
The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company’s exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2021, the company’s net exposure was $123 million (December 31, 2020 – $153 million).
130   Annual Report 2021   Suncor Energy Inc.

28. Capital Structure Financial Policies
The company’s primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.
The company’s capital is primarily monitored by reviewing the ratios of net debt to adjusted funds from operations(2) and total debt to total debt plus shareholders’ equity.
Net debt to adjusted funds from operations(2) is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by adjusted funds from operations for the year then ended.
Total debt to total debt plus shareholders’ equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders’ equity. This financial covenant under the company’s various banking and debt agreements shall not be greater than 65%.
The company’s financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2021 and 2020. The company’s financial measures, as set out in the following schedule, were unchanged from 2020. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. Total debt to total debt plus shareholders’ equity was 33.4% at December 31, 2021 and decreased due to lower debt levels and higher shareholders’ equity as a result of increased net earnings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management’s targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management’s targets.
($ millions)	Capital Measure Target	December 31 2021	December 31 2020
Components of ratios

Short-term debt		1 284	3 566

Current portion of long-term debt		231	1 413

Current portion of long-term lease liabilities		310	272

Long-term debt		13 989	13 812

Long-term lease liabilities		2 540	2 636
Total debt(1)		18 354	21 699

Less: Cash and cash equivalents		2 205	1 885
Net debt(1)		16 149	19 814
Shareholders’ equity		36 614	35 757
Total capitalization (total debt plus shareholders’ equity)		54 968	57 456
Adjusted funds from operations(2)		10 257	3 876
Net debt to adjusted funds from operations	<3.0 times	1.6	5.1
Total debt to total debt plus shareholders’ equity	20% – 35%	33.4%	37.8%

(1)
Total debt and net debt are non-GAAP financial measures.

(2)
Adjusted funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

Annual Report 2021   Suncor Energy Inc.   131

Notes to the Consolidated Financial Statements
29. Joint Arrangements
Joint Operations
The company’s material joint operations as at December 31 are set out below:
Material Joint Operations	Principal Activity	Country of Incorporation and Principal Place of Business	Ownership % 2021	Ownership % 2020
Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	54.11	54.11

Meadow Creek	Oil sands development	Canada	75.00	75.00

Syncrude(1)	Oil sands development	Canada	58.74	—

Non-operated:

Syncrude(1)	Oil sands development	Canada	—	58.74

Exploration and Production

Operated by Suncor:

Terra Nova(2)	Oil and gas production	Canada	48.00	37.68

Non-operated:

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Fenja Development JV	Oil and gas production	Norway	17.50	17.50

Golden Eagle Area Development(3)	Oil and gas production	United Kingdom	—	26.69

Hibernia and the Hibernia South Extension Unit(4)	Oil and gas production	Canada	19.48-20.00	19.19-20.00

Hebron	Oil and gas production	Canada	21.03	21.03

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

North Sea Rosebank Project	Oil and gas production	United Kingdom	40.00	40.00

Oda	Oil and gas production	Norway	30.00	30.00

White Rose and the White Rose Extensions(5)	Oil and gas production	Canada	26.13-27.50	26.13-27.50

(1)
Suncor became the operator of the Syncrude project effective September 30, 2021.

(2)
In the third quarter of 2021, Suncor finalized an agreement with the co-owners of the Terra Nova Project to restructure the project ownership and move forward with the Asset Life Extension Project. The agreement increased the company’s working interest to 48.00%.

(3)
Suncor sold its 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021.

(4)
In the first quarter of 2021, the first redetermination of the Hibernia South Extension Unit increased the company’s interest by 0.29% (from 19.19% to approximately 19.48%).

(5)
In the third quarter of 2021, Suncor entered into a conditional agreement to increase its interest by 12.50% to approximately 40.00% in the White Rose asset subject to the sanctioning of the West White Rose Project.

Joint Ventures and Associates
The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company’s Refining and Marketing operations, are shown below:
	Joint ventures		Associates
($ millions)	2021	2020	2021	2020
Net earnings (loss)	5	(10)	(2)	9
Total comprehensive earnings (loss)	5	(10)	(2)	9
Carrying amount as at December 31	63	58	66	68
132   Annual Report 2021   Suncor Energy Inc.

30. Subsidiaries
Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2021 are shown below:
Material Subsidiaries	Principal Activity
Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company’s Oil Sands operations assets.

Suncor Energy Ventures Corporation	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation.

Suncor Energy Ventures Partnership	A subsidiary which owns a 22% ownership in the Syncrude joint operation.

Suncor Energy Products Partnership	This partnership holds substantially all of the company’s Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor’s energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.
U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company’s refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company’s U.S. refining and marketing operations are conducted.
International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company’s North Sea operations are conducted.
The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.
31. Related Party Disclosures
Related Party Transactions
The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company’s Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the years ended December 31, 2021 and 2020 are as follows:
($ millions)	2021	2020
Sales(1)	1 011	458

Purchases	247	130

Accounts receivable	70	26

Accounts payable and accrued liabilities	17	16

(1)
Includes sales to Petroles Cadeko Inc. of  $411 million (2020 – $93 million) and Parachem Chemicals Inc. of  $343 million (2020 – $173 million).

Annual Report 2021   Suncor Energy Inc.   133

Notes to the Consolidated Financial Statements
Compensation of Key Management Personnel
Compensation of the company’s Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:
($ millions)	2021	2020
Salaries and other short-term benefits	8	9

Pension and other post-retirement benefits	3	3

Share-based compensation	47	(9)
	58	3
32. Commitments, Contingencies and Guarantees
(a) Commitments
Future payments under the company’s commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:
	Payment Due by Period
($ millions)	2022	2023	2024	2025	2026	Thereafter	Total
Commitments

Product transportation and storage	1 150	1 210	1 211	1 128	1 135	7 814	13 648

Energy services	159	160	151	112	66	75	723

Exploration work commitments	—	20	—	64	1	454	539

Other	648	185	108	83	62	339	1 425
	1 957	1 575	1 470	1 387	1 264	8 682	16 335
In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.
(b) Contingencies
Legal and Environmental Contingent Liabilities and Assets
The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities or assets that might arise pertaining to such matters would not have a material effect on its consolidated financial position.
The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 24), which are reviewed individually and are reflected in the company’s consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.
Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company’s cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.
Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.
(c) Guarantees
At December 31, 2021, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor’s maximum potential amount payable under these loan guarantees is $134 million.
The company has also agreed to indemnify holders of all notes and debentures and the company’s credit facility lenders (see note 21) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine
134   Annual Report 2021   Suncor Energy Inc.

the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.
The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company’s share in the joint arrangement. As at December 31, 2021, the probability is remote that these guarantee commitments will impact the company.
33. Sale of Golden Eagle Area Development
During the fourth quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for gross proceeds of US$250 million net of closing adjustments and other closing costs, resulting in a gain on sale of  $227 million ($227 million after-tax). In addition, contingent consideration of up to US$50 million is receivable in the second half of 2023, if between July 2021 and June 2023 the Dated Brent average crude price equals or exceeds US$55/bbl, upon which US$25 million is receivable; or if the Dated Brent average crude price equals or exceeds US$65/bbl, upon which US$50 million is receivable.
The company completed the sale on October 22, 2021 with an effective date of January 1, 2021. The Golden Eagle Area Development is reported within the Exploration and Production segment.
Annual Report 2021   Suncor Energy Inc.   135

Supplemental Financial and Operating Information
Quarterly Financial Summary
(unaudited)
	For the Quarter Ended				Total Year 2021	For the Quarter Ended				Total Year 2020
($ millions, except per share amounts)	Mar 31 2021	June 30 2021	Sept 30 2021	Dec 31 2021		Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020
Operating revenues, net of royalties	8 679	9 159	10 145	11 149	39 132	7 391	4 229	6 427	6 615	24 662
Net earnings (loss)

Oil Sands	326	441	484	896	2 147	(1 953)	(1 019)	(531)	(293)	(3 796)

Exploration and Production	163	250	407	465	1 285	(427)	(51)	25	(379)	(832)

Refining and Marketing	707	375	646	450	2 178	(55)	269	384	268	866

Corporate and Eliminations	(375)	(198)	(660)	(258)	(1 491)	(1 090)	187	110	236	(557)
Total	821	868	877	1 553	4 119	(3 525)	(614)	(12)	(168)	(4 319)
Adjusted operating earnings (loss)(A)(B)(C)

Oil Sands	299	465	489	898	2 151	(448)	(1 148)	(539)	(130)	(2 265)

Exploration and Production	163	250	239	238	890	(5)	(51)	25	44	13

Refining and Marketing	714	361	658	437	2 170	101	145	356	280	882

Corporate and Eliminations	(430)	(354)	(343)	(279)	(1 406)	(69)	(291)	(180)	(303)	(843)
Total	746	722	1 043	1 294	3 805	(421)	(1 345)	(338)	(109)	(2 213)
Adjusted funds from (used in) operations(A)(B)

Oil Sands	1 400	1 680	1 591	2 175	6 846	691	10	556	729	1 986

Exploration and Production	285	411	357	425	1 478	173	309	260	312	1 054

Refining and Marketing	962	581	947	765	3 255	224	475	594	415	1 708

Corporate and Eliminations	(537)	(310)	(254)	(221)	(1 322)	(87)	(306)	(244)	(235)	(872)
Total	2 110	2 362	2 641	3 144	10 257	1 001	488	1 166	1 221	3 876
Change in non-cash working capital	235	(276)	2 077	(529)	1 507	383	(1 256)	79	(407)	(1 201)
Cash flow provided by (used in) operating activities	2 345	2 086	4 718	2 615	11 764	1 384	(768)	1 245	814	2 675
Per common share

Net earnings (loss)(D)	0.54	0.58	0.59	1.07	2.77	(2.31)	(0.40)	(0.01)	(0.11)	(2.83)

Adjusted operating earnings (loss)(A)(B)(C)(E)	0.49	0.48	0.71	0.89	2.56	(0.28)	(0.88)	(0.22)	(0.07)	(1.45)

Cash dividends(E)	0.21	0.21	0.21	0.42	1.05	0.47	0.21	0.21	0.21	1.10

Adjusted funds from operations(A)(B)(E)	1.39	1.57	1.79	2.17	6.89	0.66	0.32	0.76	0.80	2.54

Cash flow provided by (used in) operating activities(E)	1.54	1.39	3.19	1.80	7.91	0.91	(0.50)	0.82	0.53	1.75
Capital and exploration expenditures (including capitalized interest)

Oil Sands	539	834	935	860	3168	1010	437	661	628	2736

Exploration and Production	69	64	64	73	270	179	131	99	80	489

Refining and Marketing	120	375	142	188	825	92	86	156	181	515

Corporate and Eliminations	75	74	80	63	292	39	44	25	78	186
Total capital and exploration expenditures	803	1347	1221	1184	4555	1320	698	941	967	3926
	For the Twelve Months Ended				For the Twelve Months Ended
	Mar 31 2021	Jun 30 2021	Sep 30 2021	Dec 31 2021	Mar 31 2020	Jun 30 2020	Sep 30 2020	Dec 31 2020
Return on capital employed(A)	(1.4)	1.9	4.5	8.6	(1.3)	(7.5)	(10.2)	(6.9)

Return on capital employed – excluding impairments and impairment reversals(A) (%)	(0.6)	2.6	4.9	8.2	7.0	1.0	(1.3)	(2.9)

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.

(C)
Beginning in the first quarter of 2021, the company revised its adjusted operating earnings non-GAAP financial measure to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(D)
Represents on a basic and diluted per share basis.

(E)
Represents on a basic per share basis.

See accompanying footnotes and definitions to the operating summaries.
136   Annual Report 2021   Suncor Energy Inc.

Quarterly Operating Summary
(unaudited)
	For the Quarter Ended				Total Year 2021	For the Quarter Ended				Total Year 2020
Oil Sands	Mar 31 2021	June 30 2021	Sept 30 2021	Dec 31 2021		Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020
Production Volumes
Oil Sands – upgraded – net SCO and diesel (mbbls/d)

Oil Sands operations	329.6	326.8	221.0	332.7	301.6	331.8	319.4	252.3	309.7	303.1

Syncrude	190.3	110.4	184.5	182.3	167.0	171.8	117.2	158.5	204.6	163.1
Total Oil Sands – upgraded – net SCO and diesel production	519.9	437.2	405.5	515.0	468.6	503.6	436.6	410.8	514.3	466.2
Oil Sands – non-upgraded bitumen (mbbls/d)

Oil Sands operations	119.5	133.2	148.8	95.4	124.9	45.8	69.8	65.6	94.8	69.1

Fort Hills	51.2	45.3	50.8	55.5	50.7	80.7	47.3	42.6	62.4	58.1
Total Oil Sands – non-upgraded bitumen	170.7	178.5	199.6	150.9	175.6	126.5	117.1	108.2	157.2	127.2
Total Oil Sands production volumes (mbbls/d)	690.6	615.7	605.1	665.9	644.2	630.1	553.7	519.0	671.5	593.4
Oil Sands Sales Volumes (mbbls/d)

Upgraded – net SCO and diesel	515.2	433.9	418.6	496.1	465.7	512.5	443.1	420.1	495.6	467.9

Non-upgraded bitumen	180.2	183.5	194.4	176.7	183.8	127.5	116.4	119.1	139.6	125.6
Total Oil Sands sales volumes	695.4	617.4	613.0	672.8	649.5	640.0	559.5	539.2	635.2	593.5
Oil Sands operations cash operating costs(1)(A) ($ millions)

Cash costs	858	910	884	952	3 603	958	850	864	900	3 571

Natural gas	115	111	135	193	554	81	81	88	114	363
	973	1 021	1 019	1 145	4 157	1 039	931	952	1 014	3 934
Oil Sands operations cash operating costs(1)(A) ($/bbl)*

Cash costs	20.60	21.25	25.20	23.40	22.45	27.15	23.55	28.85	23.50	25.60

Natural gas	2.70	2.60	3.85	4.70	3.45	2.30	2.25	2.90	3.00	2.60
	23.30	23.85	29.05	28.10	25.90	29.45	25.80	31.75	26.50	28.20
Fort Hills cash operating costs(1)(A) ($ millions)

Cash costs	156	159	178	214	706	216	143	129	169	657

Natural gas	14	11	14	19	58	12	8	8	13	41
	170	170	192	233	764	228	151	137	182	698
Fort Hills cash operating costs(1)(A) ($/bbl)*
Cash costs	33.95	38.60	38.00	41.85	38.20	29.40	33.40	33.05	29.40	30.90

Natural gas	3.10	2.75	2.90	3.70	3.15	1.60	1.95	2.15	2.15	1.90
	37.05	41.35	40.90	45.55	41.35	31.00	35.35	35.20	31.55	32.80
Syncrude cash operating costs(1)(A) ($ millions)

Cash costs	537	493	521	561	2 111	561	399	494	521	1 974

Natural gas	24	27	22	30	104	21	18	15	22	76
	561	520	543	591	2 215	582	417	509	543	2 050
Syncrude cash operating costs(1)(A) ($/bbl)*

Cash costs	30.85	47.65	29.75	31.80	33.55	35.30	36.70	33.30	27.30	32.55

Natural gas	1.40	2.60	1.30	1.70	1.65	1.35	1.65	1.05	1.15	1.25
	32.25	50.25	31.05	33.50	35.20	36.65	38.35	34.35	28.45	33.80

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.
Annual Report 2021   Suncor Energy Inc.   137

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended				Total Year 2021	For the Quarter Ended				Total Year 2020
Oil Sands Segment Operating Netbacks(A)(B)	Mar 31 2021	June 30 2021	Sept 30 2021	Dec 31 2021		Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020
Bitumen ($/bbl)

Average price realized	47.57	55.54	65.53	67.47	59.16	28.24	20.69	29.56	34.06	28.44

Royalties	(0.83)	(3.65)	(7.99)	(9.50)	(5.53)	(0.44)	(0.21)	(0.36)	(0.25)	(0.32)

Transportation costs	(5.04)	(5.34)	(5.62)	(5.42)	(5.36)	(7.22)	(6.73)	(5.28)	(5.16)	(6.07)

Net operating expenses	(13.88)	(15.55)	(18.10)	(20.92)	(17.13)	(21.90)	(20.97)	(17.85)	(19.84)	(20.14)
Operating netback	27.82	31.00	33.82	31.63	31.14	(1.32)	(7.22)	6.07	8.81	1.91
SCO and diesel ($/bbl)

Average price realized	69.40	81.34	84.80	93.87	82.24	57.54	31.39	50.72	51.34	48.19

Royalties	(3.10)	(4.01)	(9.33)	(10.64)	(6.75)	(0.35)	(0.35)	(0.82)	(0.31)	(0.45)

Transportation costs	(4.18)	(4.84)	(4.59)	(4.49)	(4.51)	(4.35)	(4.91)	(4.54)	(3.75)	(4.36)

Net operating expenses	(26.64)	(32.04)	(33.44)	(29.34)	(30.16)	(30.11)	(29.58)	(31.49)	(26.94)	(29.45)
Operating netback	35.48	40.45	37.44	49.40	40.82	22.73	(3.45)	13.87	20.34	13.93
Average Oil Sands Segment ($/bbl)

Average price realized	63.73	73.67	78.69	86.94	75.71	51.70	29.16	46.04	47.54	44.01

Royalties	(2.50)	(3.90)	(8.91)	(10.36)	(6.41)	(0.42)	(0.32)	(0.72)	(0.31)	(0.44)

Transportation costs	(4.41)	(4.99)	(4.91)	(4.74)	(4.75)	(4.92)	(5.29)	(4.70)	(4.06)	(4.72)

Net operating expenses	(23.34)	(27.14)	(28.58)	(27.13)	(26.48)	(28.47)	(27.79)	(28.47)	(25.38)	(27.48)
Operating netback	33.48	37.64	36.29	44.71	38.07	17.89	(4.24)	12.15	17.79	11.37

(A)
Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.
138   Annual Report 2021   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended				Total Year 2021	For the Quarter Ended				Total Year 2020
Exploration and Production	Mar 31 2021	June 30 2021	Sept 30 2021	Dec 31 2021		Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020
Production Volumes
E&P Canada (mbbs/d)	58.0	57.5	54.4	47.6	54.4	62.2	62.3	57.1	56.8	59.7

E&P International (mboe/d)	37.3	26.5	39.1	29.8	33.1	47.5	39.5	40.1	40.9	42.0
Total production volumes (mboe/d)	95.3	84.0	93.5	77.4	87.5	109.7	101.8	97.2	97.7	101.7
Total sales volumes (mboe/d)	84.2	103.8	76.3	67.2	82.8	107.2	108.7	96.0	98.8	102.6
Operating Netbacks(A)(B)

E&P Canada ($/bbl)

Average price realized	76.09	82.24	92.88	101.87	87.04	69.50	27.55	58.77	56.44	52.62

Royalties	(9.24)	(13.26)	(11.88)	(14.59)	(12.20)	(4.06)	(0.96)	(5.70)	(6.83)	(4.30)

Transportation costs	(2.18)	(1.59)	(2.65)	(3.45)	(2.34)	(2.13)	(4.68)	(2.56)	(2.19)	(2.93)

Operating costs	(11.27)	(10.27)	(12.87)	(13.42)	(11.74)	(13.23)	(10.40)	(13.23)	(12.21)	(12.23)
Operating netback	53.40	57.12	65.48	70.41	60.76	50.08	11.51	37.28	35.21	33.16
E&P International (excluding Libya) ($/boe)

Average price realized	72.05	80.41	89.19	102.80	84.76	66.22	32.63	56.56	54.93	52.51

Transportation costs	(2.54)	(1.59)	(3.90)	(2.66)	(2.60)	(2.50)	(1.83)	(2.50)	(2.10)	(2.23)

Operating costs	(8.05)	(13.20)	(10.30)	(10.19)	(10.40)	(6.56)	(7.01)	(7.29)	(7.51)	(7.06)
Operating netback	61.46	65.62	74.99	89.95	71.76	57.16	23.79	46.77	45.32	43.22

(A)
Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.
Annual Report 2021   Suncor Energy Inc.   139

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended				Total Year 2021	For the Quarter Ended				Total Year 2020
Refining and Marketing	Mar 31 2021	June 30 2021	Sept 30 2021	Dec 31 2021		Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020
Refined product sales (mbbls/d)	548.1	463.3	551.5	550.1	528.4	531.5	438.8	534.0	508.8	503.4

Crude oil processed (mbbls/d)	428.4	325.3	460.3	447.0	415.5	439.5	350.4	399.7	438.0	407.0

Rack forward sales volume (ML)	4,866	4,791	5,414	5,359	20,430	5,136	4,164	5,285	4,918	19,503

Utilization of refining capacity (%)(C)	92	70	99	96	89	95	76	87	95	88
Refining and marketing margin – first-in, first-out (FIFO)(A) ($/bbl)	40.75	38.00	35.75	33.60	36.85	23.35	20.95	30.75	25.75	25.30

Refining and marketing margin – last-in, first-out (LIFO)(A) ($/bbl)	30.30	29.05	33.80	30.00	30.90	35.60	28.55	25.00	25.05	28.65

Rack forward gross margin (cpl)(A)(B)	6.75	8.30	7.10	6.40	7.10	5.85	7.35	7.50	7.70	7.10

Refining operating expense ($/bbl)(A)	5.75	6.65	5.45	6.10	5.95	5.65	5.80	5.40	5.20	5.50

Rack forward operating expense (cpl)(A)(B)	2.80	3.10	2.80	2.95	2.90	2.90	3.15	2.70	3.00	2.95
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	115.6	97.5	114.1	113.5	110.2	112.7	76.0	120.2	105.5	103.6

Distillate	95.8	86.4	93.7	103.1	94.7	94.8	84.2	93.4	94.9	91.9
Total transportation fuel sales	211.4	183.9	207.8	216.6	204.9	207.5	160.2	213.6	200.4	195.5

Petrochemicals	12.9	12.4	10.3	13.8	12.4	9.9	9.4	8.2	8.9	9.1

Asphalt	12.0	16.5	22.4	20.6	17.9	11.0	13.4	19.1	15.9	14.9

Other	25.6	15.4	21.7	21.2	21.0	27.8	23.4	18.7	24.3	23.5
Total refined product sales	261.9	228.2	262.2	272.2	256.2	256.2	206.4	259.6	249.5	243.0
Crude oil supply and refining

Processed at refineries (mbbls/d)	200.5	183.7	212.3	214.3	202.8	213.1	169.2	208.7	212.6	201.0

Utilization of refining capacity (%)	90	83	96	97	91	96	76	94	96	91
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	117.0	103.5	122.4	119.2	115.6	121.6	99.6	113.2	107.4	110.5

Distillate	149.9	110.5	140.1	134.8	133.8	133.9	106.1	127.2	128.0	123.8
Total transportation fuel sales	266.9	214.0	262.5	254.0	249.4	255.5	205.7	240.4	235.4	234.3

Asphalt	6.0	8.8	13.8	10.1	9.7	8.7	14.4	17.4	9.9	12.6

Other	13.3	12.3	13.0	13.8	13.1	11.1	12.3	16.6	14.0	13.5
Total refined product sales	286.2	235.1	289.3	277.9	272.2	275.3	232.4	274.4	259.3	260.4
Crude oil supply and refining

Processed at refineries (mbbls/d)	227.9	141.6	248.0	232.7	212.7	226.4	181.2	191.0	225.4	206.0

Utilization of refining capacity(C) (%)	93	58	102	95	87	94	76	80	94	86

(A)
Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and aligns with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack Forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(C)
The Edmonton refinery crude processing capacity has increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

See accompanying footnotes and definitions to the operating summaries.
140   Annual Report 2021   Suncor Energy Inc.

Five-Year Financial Summary
(unaudited)
($ millions)	2021	2020	2019	2018	2017
Operating revenues, net of royalties	39 132	24 662	38 344	38 542	31 954
Net earnings (loss)

Oil Sands	2 147	(3 796)	(427)	945	994

Exploration and Production	1 285	(832)	1 005	807	721

Refining and Marketing	2 178	866	3 000	3 154	2 622

Corporate and Eliminations	(1 491)	(557)	(679)	(1 613)	121
Total	4 119	(4 319)	2 899	3 293	4 458
Adjusted operating earnings (loss)(A)(B)(C)

Oil Sands	2 151	(2 265)	1 672	841	934

Exploration and Production	890	13	1 141	897	735

Refining and Marketing	2 170	882	2 922	3 150	2 128

Corporate and Eliminations	(1 406)	(843)	(1 317)	(624)	(614)
Total	3 805	(2 213)	4 418	4 264	3 183
Adjusted funds from (used in) operations(A)(B)

Oil Sands	6 846	1 986	6 061	4 964	4 734

Exploration and Production	1 478	1 054	2 143	1 779	1 756

Refining and Marketing	3 255	1 708	3 863	3 798	2 823

Corporate and Eliminations	(1 322)	(872)	(1 249)	(369)	(174)
Total	10 257	3 876	10 818	10 172	9 139
Change in non-cash working capital	1 507	(1 201)	(397)	408	(173)
Cash flow provided by operating activities	11 764	2 675	10 421	10 580	8 966
Capital and exploration expenditures (including capitalized interest)

Oil Sands	3 168	2 736	3 522	3 546	5 059

Exploration and Production	270	489	1 070	946	824

Refining and Marketing	825	515	818	856	634

Corporate and Eliminations	292	186	148	58	34
Total capital and exploration expenditures	4 555	3 926	5 558	5 406	6 551
Total assets	83 739	84 616	89 435	89 579	89 494

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.

(C)
Beginning in the first quarter of 2021, the company revised its adjusted operating earnings non-GAAP financial measure to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

See accompanying footnotes and definitions to the operating summaries.
Annual Report 2021   Suncor Energy Inc.   141

Five-Year Financial Summary (continued)
(unaudited)
	2021	2020	2019	2018	2017
Total Suncor Employees (number at year end) (%)(D)	16 922	12 591	12 889	12 480	12 381
Dollars per common share

Net earnings (loss)(E)	2.77	(2.83)	1.86	2.03	2.68

Adjusted operating earnings (loss)(A)(B)(C)(F)	2.56	(1.45)	2.83	2.63	1.92

Cash dividends(F)	1.05	1.10	1.68	1.44	1.28

Adjusted funds from operations(A)(B)(F)	6.89	2.54	6.94	6.27	5.50

Cash flow provided by operating activities(F)	7.91	1.75	6.69	6.54	5.40

Ratios

Return on capital employed(A) (%)	8.6	(6.9)	4.9	8.0	6.7

Return on capital employed – excluding impairments and impairment reversals(A) (%)	8.2	(2.9)	10.0	8.2	8.6

Total debt to total debt plus shareholders’ equity(A) (%)	33.4	37.8	29.9	28.3	26.0

Net debt to net debt plus shareholders’ equity(A) (%)	30.6	35.7	27.6	25.6	22.1

Net debt to adjusted funds from operations (times)(A)(B)(C)	1.6	5.1	1.5	1.5	1.4

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.

(C)
Beginning in the first quarter of 2021, the company revised its adjusted operating earnings non-GAAP financial measure to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(D)
In 2021, Suncor became operator of the Syncrude asset and the additional Syncrude employees are reflected in our total employees.

(E)
Represents on a basic and diluted per share basis.

(F)
Represents on a basic per share basis.

See accompanying footnotes and definitions to the operating summaries.
142   Annual Report 2021   Suncor Energy Inc.

Five-Year Operating Summary
(unaudited)
Oil Sands	2021	2020	2019	2018	2017
Production Volumes(A)
Oil Sands – upgraded – net SCO and diesel (mbbls/d)

Oil Sands operations	301.6	303.1	313.3	280.3	317.7

Syncrude	167.0	163.1	172.3	144.2	134.3
Total Oil Sands – upgraded – net SCO and diesel production	468.6	466.2	485.6	424.5	452.0
Oil Sands – non-upgraded bitumen (mbbls/d)

Oil Sands operations	124.9	69.1	99.5	138.0	111.7

Fort Hills	50.7	58.1	85.3	66.1	—
Total Oil Sands – non-upgraded bitumen production	175.6	127.2	184.8	204.1	111.7
Total Oil Sands production volumes (mbbls/d)	644.2	593.4	670.4	628.6	563.7
Oil Sands Sales Volumes (mbbls/d)

Upgraded – net SCO and diesel	465.7	467.9	483.6	431.7	453.3

Non-upgraded bitumen	183.8	125.6	187.5	191.3	110.6
Total Oil Sands sales volumes	649.5	593.5	671.1	623.0	563.9
Oil Sands operations cash operating costs(1)(B) ($ millions)

Cash costs	3 603	3 571	3 993	3 657	3 444

Natural gas	554	363	274	215	286
	4 157	3 934	4 267	3 872	3 730
Oil Sands operations cash operating costs(1)(B) ($/bbl)*

Cash costs	22.45	25.60	26.35	23.85	21.95

Natural gas	3.45	2.60	1.85	1.40	1.85
	25.90	28.20	28.20	25.25	23.80
Fort Hills cash operating costs(1)(B) ($ millions)

Cash costs	706	657	778	738	—

Natural gas	58	41	37	29	—
	764	698	815	767	—
Fort Hills cash operating costs(1)(B) ($/bbl)*

Cash costs	38.20	30.90	24.95	30.00	—

Natural gas	3.15	1.90	1.20	1.20	—
	41.35	32.80	26.15	31.20	—
Syncrude cash operating costs(1)(B) ($ millions)

Cash costs	2 111	1 974	2 242	2 347	2 044

Natural gas	104	76	69	82	66
	2 215	2 050	2 311	2 429	2 110
Syncrude cash operating costs(1)(B) ($/bbl)*

Cash costs	33.55	32.55	35.65	44.60	41.70

Natural gas	1.65	1.25	1.10	1.55	1.35
	35.20	33.80	36.75	46.15	43.05

(A)
Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of  “Upgraded production” and “Non-upgraded bitumen production” to better reflect the integration among the company’s assets with no impact to overall production volumes. Comparative periods have been updated to reflect this change.

(B)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.
Annual Report 2021   Suncor Energy Inc.   143

Five-Year Operating Summary (continued)
(unaudited)
Oil Sands Segment Operating Netbacks(A)(B)(C)	2021	2020	2019	2018	2017
Bitumen ($/bbl)

Average price realized	59.16	28.44	52.05	37.10	38.32

Royalties	(5.53)	(0.32)	(1.70)	(1.70)	(0.71)

Transportation costs	(5.36)	(6.07)	(6.34)	(4.43)	(4.85)

Net operating expenses	(17.13)	(20.14)	(15.88)	(14.42)	(9.59)
Operating netback	31.14	1.91	28.13	16.55	23.17
SCO and diesel ($/bbl)

Average price realized	82.24	48.19	75.43	73.23	65.67

Royalties	(6.75)	(0.45)	(4.49)	(1.77)	(1.98)

Transportation costs	(4.51)	(4.36)	(4.75)	(4.91)	(2.84)

Net operating expenses	(30.16)	(29.45)	(30.76)	(34.81)	(30.03)
Operating netback	40.82	13.93	35.43	31.74	30.82
Average Oil Sands segment ($/bbl)

Average price realized	75.71	44.01	68.89	62.13	60.30

Royalties	(6.41)	(0.44)	(3.74)	(1.75)	(1.72)

Transportation costs	(4.75)	(4.72)	(5.19)	(4.76)	(3.23)

Net operating expenses	(26.48)	(27.48)	(26.61)	(28.55)	(26.03)
Operating netback	38.07	11.37	33.35	27.07	29.32

(A)
Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Beginning in 2020, due to increasing integration of the company’s assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, SCO and diesel to better reflect the integration among the company’s assets. Prior period amounts have been restated to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2018 and 2019 amounts have been restated to reflect this change while 2017 amounts have not been restated as the impact of this change is considered immaterial for those comparative periods.

(C)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.
144   Annual Report 2021   Suncor Energy Inc.

Five-Year Operating Summary (continued)
(unaudited)
Exploration and Production	2021	2020	2019	2018	2017
Production Volumes(B)
E&P Canada (mbbs/d)	54.4	59.7	59.9	53.9	53.7

E&P International (mboe/d)	33.1	42.0	46.9	49.5	67.9
Total production volumes (mboe/d)	87.5	101.7	106.8	103.4	121.6
Total sales volumes (mboe/d)	82.8	102.6	106.0	102.8	120.8
Operating Netbacks(A)(C)(D)

E&P Canada ($/bbl)

Average price realized	87.04	52.62	86.62	90.04	71.06

Royalties	(12.20)	(4.30)	(13.62)	(13.31)	(14.26)

Transportation costs	(2.34)	(2.93)	(1.76)	(2.22)	(1.90)

Operating costs	(11.74)	(12.23)	(13.45)	(14.43)	(11.24)
Operating netback	60.76	33.16	57.79	60.08	43.66
E&P International (excluding Libya) ($/boe)

Average price realized	84.76	52.51	83.73	89.10	67.25

Transportation costs	(2.60)	(2.23)	(2.51)	(2.18)	(1.81)

Operating costs	(10.40)	(7.06)	(6.45)	(6.27)	(4.62)
Operating netback	71.76	43.22	74.77	80.65	60.82

(A)
Contains non-GAAP financial measures. See the Annual Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of Exploration and Production Canada and Exploration and Production International to simplify the presentation. Comparative periods have been updated to reflect this change.

(C)
Beginning in 2019, operating netback includes Norway and all the prior periods presented exclude Norway.

(D)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.
Annual Report 2021   Suncor Energy Inc.   145

Five-Year Operating Summary (continued)
(unaudited)
Refining and Marketing	2021	2020	2019	2018	2017
Refined product sales (mbbls/d)	528.4	503.4	539.4	527.4	530.5

Crude oil processed (mbbls/d)	415.5	407.0	438.9	430.8	441.2

Rack forward sales volume (ML)	20 430	19 503	21 220	20 904	19 890

Utilization of refining capacity (%)(E)	89	88	95	93	96
Refining and marketing margin – first-in, first-out (FIFO)(A)(B) ($/bbl)	36.85	25.30	40.45	42.80	33.80

Refining and marketing margin – last-in, first-out (LIFO)(A)(B) ($/bbl)	30.90	28.65	36.80	46.60	32.95

Rack forward gross margin (cpl)(A)(C)	7.10	7.10	4.90	6.10	6.10

Refining operating expense ($/bbl)(A)	5.95	5.50	5.35	5.35	5.05

Rack forward operating expense (cpl)(A)(C)	2.90	2.95	3.00	3.10	3.05
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	110.2	103.6	119.8	117.8	117.5

Distillate(D)	94.7	91.9	102.9	95.8	86.8
Total transportation fuel sales	204.9	195.5	222.7	213.6	204.3

Petrochemicals	12.4	9.1	10.6	11.3	12.2

Asphalt	17.9	14.9	16.1	15.5	16.8

Other	21.0	23.5	22.1	26.0	33.4
Total refined product sales	256.2	243.0	271.5	266.4	266.7
Crude oil supply and refining

Processed at refineries (mbbls/d)	202.8	201.0	203.3	208.1	206.4

Utilization of refining capacity (%)	91	91	92	94	93
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	115.6	110.5	126.8	127.8	125.4

Distillate(D)	133.8	123.8	115.2	107.6	112.5
Total transportation fuel sales	249.4	234.3	242.0	235.4	237.9

Asphalt	9.7	12.6	12.1	13.3	12.3

Other	13.1	13.5	13.8	12.3	13.6
Total refined product sales	272.2	260.4	267.9	261.0	263.8
Crude oil supply and refining

Processed at refineries (mbbls/d)	212.7	206.0	235.6	222.7	234.8

Utilization of refining capacity (%)(E)	87	86	98	93	98
Retail outlets	1,804	1,800	1,786	1,766	1,749

(A)
Contains non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
In 2020, refining and marketing margin was restated for prior periods to better reflect the refining, product supply and rack forward businesses.

(C)
In 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and aligns with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(D)
Beginning in 2020, to better reflect the increasing integration of the company’s assets, the company revised the presentation of its refined product sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

(E)
The Edmonton refinery crude processing capacity has increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

See accompanying footnotes and definitions to the operating summaries.
146   Annual Report 2021   Suncor Energy Inc.

OPERATING METRICS RECONCILIATION
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	December 31, 2021			September 30, 2021
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 344	3 971	5 315	1 478	2 995	4 473

Add: royalties	155	486	641	145	359	504
Operating revenues	1 499	4 457	5 956	1 623	3 354	4 977

Other income	7	4	11	1	75	76

Purchases of crude oil and products	(320)	(87)	(407)	(387)	(55)	(442)

Gross realization adjustment(2)	(88)	(92)		(65)	(109)
Gross realizations	1 098	4 282		1 172	3 265

Royalties	(155)	(486)	(641)	(145)	(359)	(504)

Transportation and distribution	(88)	(205)	(293)	(100)	(177)	(277)

Operating, selling and general	(434)	(1 700)	(2 134)	(422)	(1 582)	(2 004)

Operating, selling and general adjustment(4)	94	361		99	294
Net operating expenses	(340)	(1 339)		(323)	(1 288)
Operating netback	515	2 252		604	1 441

Sales volumes (mbbls)	16 260	45 644		17 888	38 507
Operating netback per barrel	31.63	49.40		33.82	37.44
	June 30, 2021			March 31, 2021
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 280	3 136	4 416	990	3 203	4 193

Add: royalties	62	158	220	14	144	158
Operating revenues	1 342	3 294	4 636	1 004	3 347	4 351

Other (loss) income	(71)	(8)	(79)	7	(9)	(2)

Purchases of crude oil and products	(321)	(24)	(345)	(203)	(47)	(250)

Gross realization adjustment(2)	(22)	(50)		(35)	(74)
Gross realizations	928	3 212		773	3 217

Royalties	(62)	(158)	(220)	(14)	(144)	(158)

Transportation	(89)	(191)	(280)	(82)	(194)	(276)

OS&G	(360)	(1 585)	(1 945)	(325)	(1 648)	(1 973)

OS&G adjustment(4)	101	317		100	413
Net operating expenses	(259)	(1 268)		(225)	(1 235)
Operating netback	518	1 595		452	1 644

Sales volumes (mbbls)	16 700	39 489		16 246	46 343
Operating netback per barrel	31.00	40.45		27.82	35.48

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.
Annual Report 2021   Suncor Energy Inc.   147

OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	December 31, 2020			September 30, 2020
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	634	2 429	3 063	523	2 008	2 531

Add: royalties	4	14	18	4	32	36
Operating revenues	638	2 443	3 081	527	2 040	2 567

Other (loss) income	(9)	(4)	(13)	23	17	40

Purchases of crude oil and products	(128)	(47)	(175)	(143)	(28)	(171)

Gross realization adjustment(2)	(63)	(51)		(83)	(69)
Gross realizations	438	2 341		324	1 960

Royalties	(4)	(14)	(18)	(4)	(32)	(36)

Royalties adjustment(5)	1	—		—	—
Royalties	(3)	(14)		(4)	(32)

Transportation	(256)	(170)	(426)	(61)	(175)	(236)

Transportation adjustment(3)	189	—		3	—
Net transportation expenses	(67)	(170)		(58)	(175)

OS&G	(261)	(1 478)	(1 739)	(190)	(1 460)	(1 650)

OS&G adjustment(4)	6	250		(5)	243
Net operating expenses	(255)	(1 228)		(195)	(1 217)
Operating netback	113	929		67	536

Sales volumes (mbbls)	12 837	45 601		10 949	38 646
Operating netback per barrel	8.81	20.34		6.07	13.87
	June 30, 2020			March 31, 2020
For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	338	1 298	1 636	529	2 763	3 292

Add: royalties	2	14	16	9	16	25
Operating revenues	340	1 312	1 652	538	2 779	3 317

Other (loss) income	(19)	42	23	26	222	248

Purchases of crude oil and products	(69)	(22)	(91)	(362)	(45)	(407)

Gross realization adjustment(2)	(34)	(65)		126	(273)
Gross realizations	218	1 267		328	2 683

Royalties	(2)	(14)	(16)	(9)	(16)	(25)

Royalties adjustment(5)	—	—		3	—
Net royalties	(2)	(14)		(6)	(16)

Transportation	(73)	(199)	(272)	(86)	(203)	(289)

Transportation adjustment(3)	2	—		3	—
Net transportation expenses	(71)	(199)		(83)	(203)

OS&G	(194)	(1 334)	(1 528)	(384)	(1 868)	(2 252)

OS&G adjustment(4)	(28)	141		130	465
Net operating expenses	(222)	(1 193)		(254)	(1 403)
Operating netback	(77)	(139)		(15)	1 061

Sales volumes (mbbls)	10 589	40 326		11 605	46 638
Operating netback per barrel	(7.22)	(3.45)		(1.32)	22.73

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.
148   Annual Report 2021   Suncor Energy Inc.

OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	December 31, 2021			December 31, 2020
For the year ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	5 092	13 305	18 397	2 024	8 498	10 522

Add: royalties	376	1147	1 523	19	76	95
Operating revenues	5 468	14 452	19 920	2 043	8 574	10 617

Other income (loss)	(56)	62	6	21	277	298

Purchases of crude oil and products	(1 231)	(213)	(1 444)	(702)	(142)	(844)

Gross realization adjustment(2)	(210)	(325)		(54)	(458)
Gross realizations	3 971	13 976		1 308	8 251

Royalties	(376)	(1 147)	(1 523)	(19)	(76)	(95)

Royalties adjustment(5)	—	—		4	—
Net royalties	(376)	(1 147)		(15)	(76)

Transportation	(359)	(767)	(1 126)	(476)	(747)	(1 223)

Transportation adjustment(3)	—	—		197	—
Net transportation expenses	(359)	(767)		(279)	(747)

OS&G	(1 541)	(6 515)	(8 056)	(1 029)	(6 140)	(7 169)

OS&G adjustment(4)	394	1 385		103	1 099
Net operating expenses	(1 147)	(5 130)		(926)	(5 041)
Operating netback	2 089	6 932		88	2 387

Sales volumes (mbbls)	67 094	169 983		45 980	171 211
Operating netback per barrel	31.14	40.82		1.91	13.93
	December 31, 2019			December 31, 2018
For the year ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	4 656	12 774	17 430	3 965	11 380	15 345

Add: royalties	124	793	917	119	279	398
Operating revenues	4 780	13 567	18 347	4 084	11 659	15 743

Other income	(38)	210	172	95	292	387

Purchases of crude oil and products	(1 164)	(243)	(1 407)	(1 448)	(115)	(1 563)

Gross realization adjustment(2)	(14)	(219)		(140)	(303)
Gross realizations	3 564	13 315		2 591	11 533

Royalties	(124)	(793)	(917)	(119)	(279)	(398)

Royalties adjustment(5)	8	—		—	—
Net royalties	(116)	(793)		(119)	(279)

Transportation	(449)	(844)	(1 293)	(396)	(748)	(1 144)

Transportation adjustment(3)	15	7		87	(25)
Net transportation expenses	(434)	(837)		(309)	(773)

OS&G	(1 242)	(6 785)	(8 027)	(1 264)	(6 313)	(7 577)

OS&G adjustment(4)	157	1 355		257	830
Net operating expenses	(1 085)	(5 430)		(1 007)	(5 483)
Operating netback	1 929	6 255		1 156	4 998

Sales volumes (mbbls)	68 430	176 494		69 830	157 499
Operating netback per barrel	28.13	35.43		16.55	31.74

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Beginning in 2020, due to increasing integration of the company’s assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, and SCO and diesel to better reflect the integration among the company’s assets. Prior period amounts have been restated to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2018 and 2019 amounts have been restated to reflect this change while 2017 amounts have not been restated as the impact of this change is considered immaterial for those comparative periods.

(C)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.
Annual Report 2021   Suncor Energy Inc.   149

OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	December 31, 2017
For the year ended	Bitumen	SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	2 003	10 916	12 919

Add: royalties	28	327	355
Operating revenues	2 031	11 243	13 274

Other income	9	67	76

Purchases of crude oil and products	(458)	(165)	(623)

Gross realization adjustment(2)	(36)	(278)
Gross realizations	1 546	10 867

Royalties	(28)	(327)	(355)

Transportation	(202)	(625)	(827)

Transportation adjustment(3)	7	155
Net transportation expenses	(195)	(470)

OS&G	(484)	(5 778)	(6 262)

OS&G adjustment(4)	96	809
Net operating expenses	(388)	(4 969)
Operating netback	935	5 101

Sales volumes (mbbls)	40 365	165 473
Operating netback per barrel	23.17	30.82

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Beginning in 2020, due to increasing integration of the company’s assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of bitumen, and SCO and diesel to better reflect the integration among the company’s assets. Prior period amounts have been restated to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2018 and 2019 amounts have been restated to reflect this change while 2017 amounts have not been restated as the impact of this change is considered immaterial for those comparative periods.

(C)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.
150   Annual Report 2021   Suncor Energy Inc.

OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	December 31, 2021				December 31, 2020
For the quarter ended	E&P International	E&P Canada	Other(6)	E&P Segment	E&P International	E&P Canada	Other(6)	E&P Segment
Operating revenues, net of royalties	215	324	92	631	193	263	14	470

Add: royalties	—	54	53	107	—	36	49	85
Operating revenues	215	378	145	738	193	299	63	555

Royalties	—	(54)	(53)	(107)	—	(36)	(49)	(85)

Transportation	(6)	(11)	—	(17)	(7)	(12)	(1)	(20)

OS&G	(28)	(61)	(7)	(96)	(32)	(71)	(11)	(114)

Non-production costs(7)	8	11			5	6
Operating netback	189	263			159	186

Sales volumes (mboe)	2 111	3 724			3 511	5 294
Operating netback per barrel	89.95	70.41			45.32	35.21
	September 30, 2021				September 30, 2020
For the quarter ended	E&P International	E&P Canada	Other(6)	E&P Segment	E&P International	E&P Canada	Other(6)	E&P Segment
Operating revenues, net of royalties	185	372	78	635	201	281	—	482

Add: royalties	—	55	54	109	—	30	—	30
Operating revenues	185	427	132	744	201	311	—	512

Royalties	—	(55)	(54)	(109)	—	(30)	—	(30)

Transportation	(8)	(13)	(2)	(23)	(9)	(15)	—	(24)

OS&G	(29)	(66)	(6)	(101)	(33)	(77)	(8)	(118)

Non-production costs(7)	7	9			7	8
Operating netback	155	302			166	197

Sales volumes (mboe)	2 058	4 613			3 552	5 281
Operating netback per barrel	74.99	65.48			46.77	37.28

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.
Annual Report 2021   Suncor Energy Inc.   151

OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	June 30, 2021				June 30, 2020
For the quarter ended	E&P International	E&P Canada	Other(6)	E&P Segment	E&P International	E&P Canada	Other(6)	E&P Segment
Operating revenues, net of royalties	211	434	43	688	133	154	—	287

Add: royalties	—	84	134	218	—	6	—	6
Operating revenues	211	518	177	906	133	160	—	293

Royalties	—	(84)	(134)	(218)	—	(6)	—	(6)

Transportation	(4)	(10)	(6)	(20)	(7)	(26)	—	(33)

OS&G	(43)	(75)	(4)	(122)	(34)	(68)	(9)	(111)

Non-production costs(7)	8	11			5	7
Operating netback	172	360			97	67

Sales volumes (mboe)	2 619	6 301			4 086	5 803
Operating netback per barrel	65.62	57.12			23.79	11.51
	March 31, 2021				March 31, 2020
For the quarter ended	E&P International	E&P Canada	Other(6)	E&P Segment	E&P International	E&P Canada	Other(6)	E&P Segment
Operating revenues, net of royalties	204	317	25	546	282	360	(125)	517

Add: royalties	—	44	—	44	—	22	—	22
Operating revenues	204	361	25	590	282	382	(125)	539

Royalties	—	(44)	—	(44)	—	(22)	—	(22)

Transportation	(7)	(10)	(35)	(52)	(11)	(12)	—	(23)

OS&G	(33)	(66)	(11)	(110)	(32)	(85)	(16)	(133)

Non-production costs(7)	10	12			4	12
Operating netback	174	253			243	275

Sales volumes (mboe)	2 828	4 748			4 257	5 501
Operating netback per barrel	61.46	53.40			57.16	50.08

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.
152   Annual Report 2021   Suncor Energy Inc.

OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	December 31, 2021				December 31, 2020
For the year ended	E&P International(B)	E&P Canada	Other(6)	E&P Segment	E&P International(B)	E&P Canada	Other(6)	E&P Segment
Operating revenues, net of royalties	815	1 447	238	2 500	809	1 058	(111)	1 756

Add: royalties	—	237	241	478	—	94	49	143
Operating revenues	815	1 684	479	2 978	809	1 152	(62)	1 899

Royalties	—	(237)	(241)	(478)	—	(94)	(49)	(143)

Transportation	(25)	(44)	(43)	(112)	(34)	(65)	(1)	(100)

OS&G	(133)	(268)	(28)	(429)	(131)	(301)	(44)	(476)

Non-production costs(7)	33	43			21	33
Operating netback	690	1 178			665	725

Sales volumes (mboe)	9 616	19 386			15 406	21 879
Operating netback per barrel	71.76	60.76			43.22	33.16
	December 31, 2019				December 31, 2018
For the year ended	E&P International(B)	E&P Canada	Other(6)	E&P Segment	E&P International(B)	E&P Canada	Other(6)	E&P Segment
Operating revenues, net of royalties	1 309	1 621	140	3 070	1 515	1 479	223	3 217

Add: royalties	—	302	303	605	—	257	395	652
Operating revenues	1 309	1 923	443	3 675	1 515	1 736	618	3 869

Royalties	—	(302)	(303)	(605)	—	(257)	(395)	(652)

Transportation	(35)	(39)	(6)	(80)	(37)	(43)	(5)	(85)

OS&G	(120)	(346)	(59)	(525)	(129)	(328)	(50)	(507)

Non-production costs(7)	19	46			23	50
Operating netback	1 173	1 282			1 372	1 158

Sales volumes (mboe)	15 650	22 190			17 006	19 283
Operating netback per barrel	74.77	57.79			80.65	60.08
	December 31, 2017
For the year ended	E&P International(B)	E&P Canada	Other(6)	E&P Segment
Operating revenues, net of royalties	1 557	1 057	297	2 911

Add: royalties	—	266	310	576
Operating revenues	1 557	1 323	607	3 487

Royalties	—	(266)	(310)	(576)

Transportation	(42)	(35)	(9)	(86)

OS&G	(127)	(248)	(52)	(427)

Non-production costs(7)	20	39
Operating netback	1 408	813

Sales volumes (mboe)	23 157	18 623
Operating netback per barrel	60.82	43.66

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Beginning in 2019, international operating netback includes Norway and all the prior periods presented exclude Norway.

(C)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the operating summaries.
Annual Report 2021   Suncor Energy Inc.   153

OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Refining and Marketing
($ millions, except per barrel amounts)
		For the quarter ended
Refining and marketing gross margin reconciliation		Mar 31 2021	June 30 2021	Sept 30 2021	Dec 31 2021	Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020
Operating revenues		5 013	4 938	6 341	6 623	4 587	2 759	4 050	3 876

Purchases of crude oil and products		(3 275)	(3 712)	(4 710)	(5 110)	(3 958)	(1 701)	(2 840)	(2 744)
		1 738	1 226	1 631	1 513	629	1 058	1 210	1 132

Other (loss) income		(45)	6	(9)	(2)	86	(26)	(2)	(10)

Non-refining and marketing margin(8)		(13)	(14)	(13)	(14)	283	(312)	(14)	(14)
Refining and marketing gross margin – FIFO(A)		1 680	1 218	1 609	1 497	998	720	1 194	1 108

Refinery production (mbbls)(9)		41 211	32 050	45 026	44 575	42 729	34 369	38 857	43 036
Refining and marketing gross margin – FIFO ($/bbl)(A)		40.75	38.00	35.75	33.60	23.35	20.95	30.75	25.75
FIFO and short-term risk management activities adjustment(B)		(432)	(288)	(91)	(161)	524	261	(223)	(30)
Refining and marketing gross margin – LIFO(A)		1 248	930	1 518	1 336	1 522	981	971	1 078
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)		30.30	29.05	33.80	30.00	35.60	28.55	25.00	25.05
Rack forward gross margin(D)
Refining and marketing gross margin – FIFO(A)		1 680	1 218	1 609	1 497	998	720	1 194	1 108

Refining and supply gross margin		(1 351)	(820)	(1 225)	(1 154)	(697)	(413)	(796)	(728)
Rack forward gross margin(A)(10)		329	398	384	343	301	307	398	380

Sales volume (ML)		4 866	4 791	5 414	5 359	5 136	4 164	5 285	4 918

Rack forward gross margin (cpl)(A)		6.75	8.30	7.10	6.40	5.85	7.35	7.50	7.70
Refining and rack forward operating expense reconciliation
Operating, selling and general(E)		479	472	502	566	480	390	417	472

Less: Rack forward operating expense(A)(D)(11)	A	136	148	151	159	150	131	143	148

Less: Other operating expenses(12)		106	111	105	135	89	60	64	100
Refining operating expense(A)	B	237	213	246	272	241	199	210	224

Refinery production (mbbls)(9)	C	41 211	32 050	45 026	44 575	42 729	34 369	38 857	43 036
Refining operating expense ($/bbl)(A)	B/C	5.75	6.65	5.45	6.10	5.65	5.80	5.40	5.20
Sales volume (ML)	D	4 866	4 791	5 414	5 359	5,136	4,164	5 285	4,918

Rack forward operating expense (cpl)(A)(D)	A/D	2.80	3.10	2.80	2.95	2.90	3.15	2.70	3.00

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Refining and marketing margin – LIFO excludes the impact of short-term risk management activities.

(C)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(D)
In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and aligns with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(E)
Prior period amounts of operating, selling and general expense have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

See accompanying footnotes and definitions to the operating summaries.
154   Annual Report 2021   Suncor Energy Inc.

OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Refining and Marketing
($ millions, except per barrel amounts)
	For the year ended
Refining and marketing gross margin reconciliation	2021	2020	2019	2018	2017
Operating revenues	22 915	15 272	22 304	23 778	19 755

Purchases of crude oil and products	(16 807)	(11 243)	(15 296)	(16 656)	(14 011)
	6 108	4 029	7 008	7 122	5 744

Other (loss) income	(50)	48	75	68	16

Non-refining and marketing margin(8)	(54)	(57)	(60)	48	136
Refining and marketing gross margin – FIFO(A)(B)	6 004	4 020	7 023	7 238	5 896

Refinery production (mbbls)(9)	162 862	158 991	173 705	169 138	174 461
Refining and marketing gross margin – FIFO ($/bbl)(A)(B)	36.85	25.30	40.45	42.80	33.80
FIFO and short-term risk management activities adjustment(C)	(972)	532	(628)	644	(148)
Refining and marketing gross margin – LIFO(A)(B)	5 032	4 552	6 395	7 882	5 748
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)(D)	30.90	28.65	36.80	46.60	32.95
Rack forward gross margin(E)
Refining and marketing gross margin – FIFO(A)	6 004	4 020	7 023	7 238	5 896

Refining and supply gross margin	(4 550)	(2 634)	(5 982)	(5 958)	(4 679)
Rack forward gross margin(A)(10)	1 454	1 386	1 041	1 280	1 217

Sales volume (ML)	20 430	19 503	21 220	20 904	19 890

Rack forward gross margin (cpl)(A)	7.10	7.10	4.90	6.10	6.10
Refining and rack forward operating expense reconciliation
Operating, selling and general(F)	2 019	1 759	2 035	1 834	1 865

Less: Rack forward operating expense(A)(E)(11)	594	572	633	627	607

Less: Other operating expenses(12)	457	313	475	305	377
Refining operating expense(A)	968	874	927	902	881

Refinery production (mbbls)(9)	162 862	158 991	173 705	169 138	174 461
Refining operating expense ($/bbl)(A)	5.95	5.50	5.35	5.35	5.05
Sales volume (ML)	20 430	19 503	21 220	20 904	19 890

Rack forward operating expense (cpl)(A)(E)	2.90	2.95	3.00	3.10	3.05

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
In 2020, refining and marketing margin was restated for prior periods to better reflect the refining, product supply and rack forward businesses. Impact of inventory write-down is excluded until product is sold.

(C)
Refining and marketing margin – LIFO excludes the impact of short-term risk management activities.

(D)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(E)
In Q22021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and aligns with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

(F)
Prior period amounts of operating, selling and general expense have been reclassified to align with the current year presentation of transportation and distribution expense. This reclassification had no effect on the refining operating expense.

See accompanying footnotes and definitions to the operating summaries.
Annual Report 2021   Suncor Energy Inc.   155

OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Refining and Marketing
Suncor custom 5-2-2-1 index(13)
(average for the quarter ended)		Mar 31 2021	Jun 30 2021	Sep 30 2021	Dec 31 2021	Mar 31 2020	Jun 30 2020	Sep 30 2020	Dec 31 2020
WTI crude oil at Cushing (US$/bbl)		57.80	66.05	70.55	77.15	46.10	27.85	40.95	42.65

SYN crude oil at Edmonton (US$/bbl)		54.30	66.40	68.95	75.35	43.40	23.30	38.50	39.60

WCS at Hardisty (US$/bbl)		45.40	54.60	56.95	62.50	25.60	16.35	31.90	33.35
New York Harbor 2-1-1 crack (US$/bbl)(A)		15.60	20.35	20.90	20.65	14.75	12.20	10.20	9.85

Chicago 2-1-1 crack (US$/bbl)(A)		13.40	20.25	20.45	16.90	9.75	6.75	7.75	7.95
Product value (US$/bbl)
New York Harbor 2-1-1 crack(B)	40%	29.35	34.55	36.60	39.10	24.35	16.00	20.45	21.00

Chicago 2-1-1 crack(C)	40%	28.50	34.50	36.40	37.60	22.35	13.85	19.50	20.25

WTI	20%	11.55	13.20	14.10	15.45	9.20	5.55	8.20	8.55

Seasonality factor		6.50	5.00	5.00	6.50	6.50	5.00	5.00	6.50
		75.90	87.25	92.10	98.65	62.40	40.40	53.15	56.30
Crude value (US$/bbl)
SYN	40%	21.70	26.55	27.60	30.15	17.35	9.30	15.40	15.85

WCS	40%	18.15	21.85	22.80	25.00	10.25	6.55	12.75	13.35

WTI	20%	11.55	13.20	14.10	15.45	9.20	5.55	8.20	8.55
		51.40	61.60	64.50	70.60	36.80	21.40	36.35	37.75
Suncor custom 5-2-2-1 index (US$/bbl)		24.50	25.65	27.60	28.05	25.60	19.00	16.80	18.55
Suncor custom 5-2-2-1 index (Cdn$/bbl)(D)		31.05	31.50	34.80	35.35	34.40	26.35	22.35	24.50
(average for the year ended)		2021	2020	2019	2018	2017
WTI crude oil at Cushing (US$/bbl)		67.95	39.40	57.05	64.80	50.95

SYN crude oil at Edmonton (US$/bbl)		66.30	36.25	56.45	58.60	49.68

WCS at Hardisty (US$/bbl)		54.90	26.85	44.25	38.50	38.95
New York Harbor 2-1-1 crack (US$/bbl)(A)		19.40	11.75	19.90	19.40	18.20

Chicago 2-1-1 crack (US$/bbl)(A)		17.75	8.05	17.05	17.35	16.80
Product value (US$/bbl)
New York Harbor 2-1-1 crack(B)	40%	34.95	20.45	30.80	33.70	27.65

Chicago 2-1-1 crack(C)	40%	34.30	19.00	29.65	32.85	27.10

WTI	20%	13.60	7.90	11.40	12.95	10.20

Seasonality factor		5.75	5.75	5.75	5.75	5.75
		88.60	53.10	77.60	85.25	70.70
Crude value (US$/bbl)
SYN	40%	26.50	14.50	22.60	23.45	19.85

WCS	40%	21.95	10.75	17.70	15.40	15.60

WTI	20%	13.60	7.90	11.40	12.95	10.20
		62.05	33.15	51.70	51.80	45.65
Suncor custom 5-2-2-1 index (US$/bbl)		26.55	19.95	25.90	33.45	25.05
Suncor custom 5-2-2-1 index (Cdn$/bbl)(D)		33.30	26.75	34.35	43.35	32.50

(A)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(B)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(C)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margins presented on a LIFO basis.

See accompanying footnotes and definitions to the quarterly operating summaries.
156   Annual Report 2021   Suncor Energy Inc.

Operating Summary Information
Non-GAAP Financial Measures
Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations (previously referred to as cash flow from (used in) operations), metrics contained in return on capital employed (ROCE) and ROCE excluding impairments, Oil Sands operations cash operating costs (previously referred to as Oil Sands cash operating costs), Syncrude cash operating costs, Fort Hills cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense, net debt, total debt and netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs for each quarter in 2021 and 2020 are defined in the Non-GAAP Financial Measures Advisory section and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Reports). Adjusted funds from (used in) operations, metrics contained in ROCE and ROCE excluding impairments, net debt and total debt for each quarter in 2021 and 2020 are defined and reconciled to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Adjusted operating earnings (loss), adjusted funds from (used in) operations, metrics contained in ROCE and ROCE excluding impairments, Oil Sands operations cash operating costs, Syncrude cash operating costs, Fort Hills cash operating costs, refining and marketing gross margin, refining operating expense, net debt and total debt for the years ended December 31, 2018 and 2017 are defined and reconciled in Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2019, and for the years ended December 31, 2021, 2020 and 2019 are defined and reconciled in Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2021, which is contained in the annual report (the 2021 MD&A). Refining and marketing gross margin, refining operating expense, rack forward gross margin and rack forward operating expense for each quarter in 2021 and 2020 and for the years ended December 31, 2021, 2020, 2019, 2018 and 2017 are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. Operating netbacks for each quarter in 2021 and 2020 and for the years ended December 31, 2021, 2020, 2019, 2018 and 2017 are defined below and are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in the 2021 MD&A.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.
Oil Sands Operating Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Operating Netbacks
E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.
Annual Report 2021   Suncor Energy Inc.   157

Operating Summary Information
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, Canada Emergency Wage Subsidy (CEWS), COVID-19 related costs and safe-mode costs, research costs and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes include production of diesel that is internally consumed and feedstock transfers between assets through the interconnecting pipelines.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale.

(4)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated and sold that is recorded in operating revenue.

(5)
Reflects adjustments for royalties not related to crude products.

(6)
Reflects other E&P assets, such as Norway (up to Q4 2018), and Libya, for which netbacks are not provided.

(7)
Reflects adjustments for general and administrative costs not directly attributed to production.

(8)
Reflects adjustments for intersegment marketing fees and impact of inventory write-downs.

(9)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(10)
Rack forward operating revenues, other income less purchases of crude oil and products.

(11)
Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(12)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses, certain general and administrative costs not directly attributable to refinery production, and CEWS amounts.

(13)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS, and WTI benchmarks.

Explanatory Note
*
Users are cautioned that the Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities due to differing operations of each entity as well as their respective accounting policy choices.

158   Annual Report 2021   Suncor Energy Inc.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
SCO	– synthetic crude oil
WTI	– West Texas intermediate
SYN	– sweet synthetic crude oil
WCS	– Western Canadian Select
Metric Conversion
Crude oil, refined products, etc.      1m3 (cubic metre) = approx. 6.29 barrels
Annual Report 2021   Suncor Energy Inc.   159

Share Trading Information
(unaudited)
Common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol SU.
	For the Quarter Ended				For the Quarter Ended
	Mar 31 2021	June 30 2021	Sept 30 2021	Dec 31 2021	Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020
Share ownership

Average number outstanding, weighted monthly (thousands)(A)	1 522 488	1 502 088	1 477 495	1 451 867	1 528 133	1 525 151	1 525 151	1 525 151

Share price (dollars)

Toronto Stock Exchange

High	29.55	31.38	30.47	34.35	45.12	29.39	24.59	24.40

Low	21.07	24.81	21.90	26.29	14.02	19.70	16.24	14.28

Close	26.27	29.69	26.26	31.65	22.46	22.89	16.26	21.35

New York Stock Exchange – US$

High	23.69	25.73	24.73	26.97	34.56	21.95	18.28	19.16

Low	16.40	19.65	17.10	20.73	9.61	13.98	12.20	10.67

Close	20.90	23.97	20.74	25.03	15.80	16.86	12.23	16.78

Shares traded (thousands)

Toronto Stock Exchange	729 993	477 714	547 056	641 968	521 750	610 952	509 022	681 553

New York Stock Exchange	573 565	392 546	458 594	466 418	446 897	465 730	389 680	517 459

Per common share information (dollars)

Net earnings (loss) attributable to common shareholders	0.54	0.58	0.59	1.07	(2.31)	(0.40)	(0.01)	(0.11)

Dividend per common share	0.21	0.21	0.21	0.42	0.47	0.21	0.21	0.21

(A)
The company had approximately 5 412 registered holders of record of common shares as at January 31, 2022.

Information for Security Holders Outside Canada
Cash dividends paid to shareholders resident in countries other than Canada (non-Canadian shareholders) are subject to Canadian withholding tax. The statutory rate of Canadian withholding tax on dividends is 25%, subject to reduction under an applicable tax treaty between Canada and another country. For example, under the tax treaty between Canada and the United States, the withholding tax rate is generally reduced to 15% on dividends paid to residents of the United States that are eligible for the benefit of that tax treaty. The Canada Revenue Agency has released forms, applicable after 2012, for non-Canadian shareholders to evidence entitlement to a reduced withholding tax rate under a tax treaty. The agents responsible for withholding tax on dividends will generally need to have a duly completed form from a non-Canadian shareholder on file by a particular dividend record date in order for such agents to withhold tax at an applicable treaty-reduced rate, rather than the full statutory rate of 25%. Non-Canadian shareholders are encouraged to contact their broker (or other applicable agent) regarding the completion and delivery of these forms.
As shareholders are responsible to ensure compliance with Canadian tax laws and regulations, shareholders are strongly encouraged to seek professional tax and legal counsel with respect to any and all tax matters.
160   Annual Report 2021   Suncor Energy Inc.

Leadership and Board Members as at December 31, 2021
Leadership

Mark Little
President and Chief Executive Officer
Alister Cowan
Chief Financial Officer
Bruno Francoeur
Executive Vice President, Business & Operations Services
Paul Gardner
Chief People Officer
Mike MacSween
Executive Vice President, Mining & Upgrading
Martha Hall Findlay(A)
Chief Sustainability Officer
Kris Smith
Executive Vice President, Downstream
Arlene Strom(A)
Chief Legal Officer, General Counsel and Corporate Secretary
Shelley Powell
Senior Vice President, Exploration & Production and In Situ
Board of Directors

Michael Wilson
Chair of the Board
Bragg Creek, Alberta
Mark Little
President and Chief Executive Officer
Suncor Energy Inc.
Calgary, Alberta
Patricia Bedient(1)(2)
Chair, Audit Committee
Sammamish, Washington
John Gass(2)(3)
Chair, Human Resources and Compensation Committee
Palm Coast, Florida
Jean Paul (JP) Gladu(3)(4)
Thunder Bay, Ontario
Dennis Houston(3)(4)
Spring, Texas
Brian MacDonald(1)(2)
Naples, Florida
Maureen McCaw(1)(4)
Chair, Environment, Health, Safety and Sustainable
Development Committee
Edmonton, Alberta
Lorraine Mitchelmore(1)(4)
Calgary, Alberta
Eira Thomas(2)(3)
Chair, Governance Committee
West Vancouver, British Columbia
Russell Girling(1)(4)
Calgary, Alberta

(A)
Effective February 1, 2022, Martha Hall Findlay was appointed a new role as Chief Climate Officer and Arlene Strom was appointed to Chief Sustainability Officer, General Counsel and Corporate Secretary.

(1)
Audit committee member

(2)
Governance committee member

(3)
Human resources and compensation committee member

(4)
Environment, health, safety and sustainable development committee member

Annual Report 2021   Suncor Energy Inc.   161

Suncor Energy Inc. 150 – 6 Avenue S.W.Calgary, Alberta, Canada T2P 3E3 T: 403-296-8000suncor.com